As filed with the Securities and Exchange Commission on January 25, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

BUY.COM INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5734	33-0816584
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

85 Enterprise, Suite 100

Aliso Viejo, California 92656

(949) 389-2000

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Neel Grover

President and Chief Operating Officer

Buy.com Inc.

85 Enterprise, Suite 100

Aliso Viejo, California 92656

(949) 389-2000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Scott R. Santagata J.R. Kang Joe Hayashi Dorsey & Whitney LLP 38 Technology Drive Irvine, California 92618 (949) 932-3600	Michael S. Kagnoff Jeffrey C. Thacker Joanne A. Doughty Heller Ehrman White & McAuliffe LLP 4350 La Jolla Village Drive, 7th Floor San Diego, California 92122 (858) 450-8400

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value	$86,250,000	$10,152

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                     , 2005

PROSPECTUS

             Shares

Common Stock

We are offering for sale              shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share. After pricing the offering, we expect that our common stock will be quoted on the Nasdaq National Market under the symbol “BUYY.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

PRICE $     PER SHARE

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Buy.com Inc.	$	$

The selling stockholder has granted the underwriters a right to purchase up to              additional shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments within 30 days from the date of this prospectus, if any.

The underwriters expect to deliver the shares on or about                     , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

RBC Capital Markets

Thomas Weisel Partners LLC

Pacific Crest Securities

                    , 2005

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholder nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholder nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains market data and industry forecasts and projections, which we have obtained from third-party market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified the information.

Buy.com®, The Internet SuperstoreTM, BuyMusic®, BuyNetworkTM, BuyServicesTM and YubTM are our United States trademarks. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the “Risk Factors” and the consolidated financial statements and related notes, before making an investment decision.

Our Business

We are a leading e-commerce company focused on providing our customers with a positive shopping experience and a broad selection of high-quality technology and entertainment retail goods at competitive prices. Our easy-to-use website, located at www.buy.com, provides detailed product information, real-time visibility into product availability and order status, and access to our 24-hour customer service. We offer approximately two million products identified as stock keeping units, or SKUs, in a range of categories, including consumer electronics, computer hardware and software, cell phones, books, music, video, games, digital music downloads, toys and sporting goods. Major brands we offer include Apple, Canon, Hewlett-Packard, Linksys and Microsoft. We outsource a majority of our operating infrastructure, including distribution, fulfillment and first-level customer service and support, and use our proprietary product sourcing engine to effectively integrate with our multiple distribution partners. Our operating model minimizes our capital investment requirements, eliminates our need to carry inventory and allows us to respond rapidly to product and price changes. By taking advantage of these benefits, we believe we are able to offer a broader selection of products at competitive prices and operate with lower operating expenses than many of our competitors.

Since our launch in 1997, more than seven million unique customers have made a purchase from us, and within the last 12 months, more than 1.4 million unique customers have purchased our products. In addition, more than 50% of our annual revenues have been generated from repeat customers. As part of our ongoing strategy, we continue to implement programs intended to generate additional revenues and monetize our traffic, including our Google Search and More Stores programs. We recently launched Yub.com, an online mall and social networking site designed to create an online community where members can meet, interact and share perspectives on a variety of consumer products and where members are rewarded for purchasing goods through third-party online retailers including Buy.com. We believe Yub.com will provide additional value to our existing customers as well as increase the traffic of potential new customers to our Buy.com website.

Market Opportunity

The use of the Internet and online purchases by consumers continue to grow. According to Forrester Research, Inc., an independent market research firm, online purchases by U.S. consumers are expected to grow from approximately $145 billion in 2004 to approximately $316 billion by 2010. Jupiter Research, another independent market research firm, estimated in its January 2004 report that the percentage of the U.S. population purchasing products online will increase from 34% in 2003 to approximately 50% in 2008, or to more than 150 million total individuals. In addition, the markets for technology and consumer electronics goods are expanding rapidly due to the introduction of new products and technologies as well as the growth of multimedia content in digital formats. According to the Consumer Electronics Association, or CEA, a trade association supporting the consumer technology industry, consumer electronics sales are projected to reach $158 billion in 2008.

Our Solution

We believe our business model and technology-enabled outsourcing approach allow us to compete effectively with other online and offline retailers while providing our customers and distributors with numerous benefits. Key elements of our solution include:

•	Providing a broad and deep product selection. We offer approximately two million SKUs across multiple merchandise categories, including consumer electronics, computer hardware and software and entertainment.

•	Offering a high percentage of in-stock products. Our Buy.com website is updated frequently based on feedback from our suppliers to reflect in-stock inventory, which keeps our merchandise selection relevant for our customers.

•	Delivering a positive shopping experience. We seek to provide our customers with a positive shopping experience by providing an easy-to-use website with a number of value-added features, including in-depth product information, customer reviews, and real-time visibility of available products and order status.

•	Offering compelling value. We offer low prices on high-quality, brand-name products together with competitive shipping offers, timely and accurate order fulfillment and 24-hour customer support.

•	Creating a strong brand and a loyal customer base. We have strengthened our Buy.com brand over the past seven years through our advertising, marketing and promotional campaigns, which has resulted in more than seven million unique customers purchasing products from us and over 50% of our annual revenues being generated from repeat customers.

•	Investing in a flexible and scalable proprietary technology infrastructure. We have made significant capital investments in our technology infrastructure, which provides us with the ability to process large transaction volumes, merchandise our broad selection of products and respond rapidly to new product releases or excess inventory opportunities from our distributors.

Our Strategy

Our objective is to become the leading e-commerce company focused on retail commerce and services. Key elements of our strategy include:

•	expanding awareness of our brand;

•	improving the overall customer experience;

•	optimizing our customer acquisition efforts;

•	attracting young consumers and building their loyalty to our brand;

•	capitalizing on complementary business opportunities; and

•	expanding our product offerings and merchandise categories.

Corporate Information

We were formed as a California limited liability company in June 1997 under the name BUYCOMP LLC and we incorporated in Delaware as Buy Corp. in August 1998. In November 1998, we changed our name to BUY.COM INC. We completed an initial public offering of our common stock in February 2000. In November 2001, we completed a merger transaction pursuant to which we became a privately held corporation and changed our name to Buy.com Inc. Our executive offices are located at 85 Enterprise, Suite 100, Aliso Viejo, California 92656, and our telephone number is (949) 389-2000. Our primary websites are located at www.buy.com and www.yub.com. The information contained in, or that can be accessed through, our websites does not constitute a part of this prospectus. Unless the context requires otherwise, as used in this prospectus, the terms “Buy.com,” “we,” “us,” and “our” refer to Buy.com Inc.

The Offering

Common stock offered by Buy.com	Shares

Common stock to be outstanding after this offering	Shares

Use of proceeds	For repaying indebtedness and for working capital and other general corporate purposes, including enhancing our infrastructure and expanding sales and marketing activities. As of December 31, 2004, the outstanding balance on such indebtedness was approximately $22.7 million. In addition, we will reserve and restrict from use a portion of the net proceeds of this offering as guarantees for our obligations to certain of our distributors and our credit card processor. We may also use a portion of the net proceeds for acquisitions and investments in complementary businesses, technologies and strategic relationships. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in shares of our common stock.

Proposed Nasdaq National Market symbol	BUYY

The number of shares of common stock outstanding after this offering is based on 128,664,901 shares outstanding as of January 15, 2005 and does not include, as of such date, 28,709,716 shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $0.63 per share and 481,008 shares of common stock reserved for future grant or issuance under our stock option plans. Our 2005 Equity Incentive Plan will become effective upon the effectiveness of the registration statement, of which this prospectus forms a part, and              shares of common stock will be reserved for issuance under such plan.

Unless otherwise indicated, all information in this prospectus:

•	reflects a for reverse stock split to be effected immediately prior to the completion of this offering;

•	the adoption of an amended and restated certificate of incorporation and bylaws, which will be effective upon the completion of this offering;

•	assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of common stock from our selling stockholder;

•	assumes that no other person will exercise any other outstanding option; and

•	assumes that the initial public offering price will be $ per share, which is the midpoint of the range set forth on the cover of this prospectus.

Summary Consolidated Financial Data

The following table summarizes our consolidated financial data for the periods presented. You should read this data in conjunction with the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2002 and 2003 are derived from our audited consolidated financial statements. We have also included data from our unaudited consolidated financial statements for the year ended December 31, 2004.

	Year Ended December 31,
	2002	2003	2004
	(In Thousands Except Share And Per Share Data)
			(unaudited)
Consolidated Statement of Operations Data:
Net revenues	$301,674	$238,185	$290,798
Gross profit	31,645	28,915	29,782
Operating loss	(22,511)	(24,376)	(13,349)

Net loss	(22,743)	(25,613)	(15,380)

Net loss per share:
Basic and diluted	$(0.19)	$(0.21)	$(0.12)
Shares used in computation of basic and diluted net loss per share	117,784,500	122,376,106	127,521,919

	As of December 31, 2004
	Actual	As Adjusted	Pro Forma As Adjusted
	(In Thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash	$398
Restricted cash	167
Working capital	(43,035)
Notes payable to principal stockholder	19,617
Stockholders’ equity (deficit)	(29,535)

The as adjusted information in the consolidated balance sheet data table gives effect to the receipt of the estimated net proceeds from the sale of the              shares offered by this prospectus at the assumed initial offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted consolidated balance sheet data reflects the receipt of such estimated net proceeds as well as the repayment of our outstanding loans to our principal stockholder and the reserve of approximately $             million, which will serve as guarantees for our obligations to certain of our distributors and other vendors. As of December 31, 2004, the balance on our outstanding loans was approximately $22.7 million.

Non-GAAP Financial Data

Regulation G, “Conditions for Use of Non-GAAP Financial Measures,” and other provisions of the Securities Exchange Act of 1934, as amended, define and prescribe the conditions for use of certain non-GAAP financial information. We provide “Adjusted EBITDA,” which is a non-GAAP financial measure, which we calculate as net loss before amortization of stock-based compensation and warrants, depreciation, amortization of intangibles, impairment charges, restructuring charge and other income (expense). Other income (expense) primarily represents interest expense. We believe that “Adjusted EBITDA” provides important supplemental information to investors.

This non-GAAP financial measure is used in addition to, and in conjunction with, results presented in accordance with GAAP. This non-GAAP financial measure should not be relied upon to the exclusion of our GAAP financial measures. This non-GAAP financial measure reflects an additional way of viewing aspects of our operations that we believe, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our business. Management strongly encourages investors to review our consolidated financial statements in their entirety and to not rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare this financial measure with other companies’ non-GAAP financial measures having the same or similar names. For information about our financial results as reported in accordance with GAAP, see our “Consolidated Financial Statements” starting on page F-1.

	Three Months Ended
	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
	(In Thousands)
	(unaudited)
Consolidated Statement of Operations Data:
Net revenues	$62,465	$67,612	$72,524	$88,197
Gross profit	5,663	6,525	6,909	10,685
Operating loss	(5,373)	(3,576)	(3,539)	(861)

Net loss	$(5,841)	$(4,097)	$(4,067)	$(1,375)

Adjusted EBITDA Calculation:
Net loss	$(5,841)	$(4,097)	$(4,067)	$(1,375)
Amortization of stock-based compensation and warrants	574	574	574	574
Depreciation	560	540	534	468
Amortization of intangibles	42	42	42	43
Other expense	468	521	528	514

Adjusted EBITDA	$(4,197)	$(2,420)	$(2,389)	$224

RISK FACTORS

You should consider carefully the following risks before you decide to purchase our common stock. Additional risks and uncertainties not presently known to us or that we currently believe are not important may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

We have incurred substantial losses to date and may not be able to achieve or maintain profitability in the future.

We have a history of losses. During the years ended December 31, 2002, 2003 and 2004, we had net losses of $22.7 million, $25.6 million and $15.4 million, respectively, and we had an accumulated deficit of $409.6 million as of December 31, 2004. Our ability to achieve or maintain profitability given our planned business strategy depends upon a number of factors, including our ability to increase revenues, achieve or maintain vendor relationships, procure merchandise and fulfill orders in an efficient manner, leverage our fixed cost structure, and maintain customer acquisition costs at acceptable levels.

Due to our limited operating history, our evolving business model and the unpredictability of our industry, we may not be able to accurately predict our future revenues or operating expenses. We base our current and future expense levels and our investment plans on estimates of future net revenues and rate of growth. We have a number of fixed expenses and we may not be able to reduce our spending quickly enough if our net revenues fall short of our expectations.

Our ability to achieve or maintain profitability will also depend on our ability to manage and control operating expenses while we seek to generate and sustain increased levels of revenues. We may incur losses in the future due to additional costs and expenses related to:

•	the introduction of new, or the expansion of our existing, product categories or services;

•	brand development, marketing and other promotional activities;

•	the continued development of our websites, transaction processing systems and network infrastructure;

•	the development of strategic relationships;

•	potential strategic acquisitions; and

•	compliance with the various provisions of the Sarbanes-Oxley Act of 2002, including the internal control reporting requirements.

We will need to significantly increase the revenues we receive from sales of our products in order to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our limited operating history makes evaluation of our business difficult.

We have a limited operating history with our current business model. Our limited history and the unpredictability of our industry make it difficult for investors to evaluate our business and future operating results. An investor in our common stock must consider the risks, uncertainties and difficulties frequently encountered by companies in new and rapidly evolving online retail markets such as the ones we have targeted. The risks and difficulties we face include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories.

The seasonality of our business places increased strain on our operations.

We expect a disproportionate amount of our annual net revenues to be realized during the fourth quarter of our fiscal year. If too many customers access our websites within a short period of time due to increased demand during that quarter, we may experience system interruptions that make our websites unavailable to take customer orders. In addition, during these peak periods, our distributors who provide fulfillment services to our customers may be unable to meet the seasonal demand. If we are unable to meet customer demand for our products during these peak periods, our revenues and future growth could be significantly affected. Furthermore, we, along with our third-party customer service vendor and our distributors, may be unable to adequately staff operations during these periods.

We generally have payment terms with our vendors that extend beyond the amount of time necessary to collect proceeds from our customers. As a result of holiday sales, at December 31 of each year, our cash, cash equivalents and marketable securities balances reach their highest level (other than as a result of cash flows provided by or used in investing and financing activities). This operating cycle results in a corresponding increase in accounts payable. Our accounts payable balance will generally decline during the first three months following year-end, which will result in a decline in the amount of cash, cash equivalents and marketable securities on hand.

Our future operating results may fluctuate and cause the price of our common stock to decline.

We expect that our revenues and operating results will continue to fluctuate significantly from quarter to quarter due to various factors, many of which are beyond our control. The factors that could cause our operating results to fluctuate include, but are not limited to:

•	seasonality of the business, reflecting the retail industry’s general pattern of peak sales during the fourth quarter;

•	price competition on the Internet or higher wholesale prices in general;

•	our ability to maintain and expand our distribution relationships;

•	increases in the cost of online or offline advertising;

•	unexpected increases in shipping costs or delivery times;

•	our ability to build and maintain customer loyalty;

•	the introduction of new or enhanced webpages, services, products and strategic alliances by us and our competitors;

•	the success of our brand-building and marketing campaigns;

•	fluctuations in the amount of consumer spending on the Internet;

•	government regulations related to use of the Internet for commerce, including the application of existing tax regulations to Internet commerce and changes in tax regulations;

•	our ability to maintain, upgrade and develop our websites, transaction processing systems and network infrastructure;

•	technical difficulties, system downtime or Internet brownouts;

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; and

•	general economic conditions and economic conditions specific to the Internet and online commerce.

If our quarterly revenues or operating results fall below the expectations of investors or securities analysts, the price of our common stock could significantly decline.

We face intense competition and operate in an industry with limited barriers to entry, and some of our competitors may be better positioned to capitalize on the rapidly growing e-commerce market.

The e-commerce market is rapidly evolving and intensely competitive. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical, management and other resources than we do. In addition, some of our competitors have used and may continue to use aggressive pricing or inventory availability practices and devote substantially more resources to website and system development than we do. We expect that competition will further intensify in the future. Because barriers to entry are limited, current and new competitors can launch websites at a relatively low cost. New technologies and the expansion of existing technologies may also increase the competitive pressure we face. Increased competition may result in reduced operating margins, reduced profitability, loss of market share and diminished brand recognition.

We believe that the primary competitive factors in the online market include brand recognition, price, shipping offers, product selection, product availability, ease-of-use and customer service. We currently compete with online retailers, traditional offline retailers with online websites, and traditional offline retailers. Our current and potential competitors can be divided into two broad categories: (i) multi-category retailers such as Amazon.com, Overstock.com and Wal-Mart, and (ii) specialty retailers or manufacturers such as Best Buy, Circuit City, CompUSA and Dell. We would also experience significant competitive pressure if any of our distribution partners were to initiate their own retail operations. Since our distributors have access to merchandise at very low costs, they could sell products at lower prices and maintain a higher gross margin on their product sales than we can. In this event, our current and potential customers may decide to purchase directly from these distributors. Increased competition from any distributor capable of maintaining high sales volumes and acquiring products at lower prices than us could significantly reduce our market share and adversely impact our financial results.

We compete not only for customers, but also for favorable product allocations and cooperative advertising support from product manufacturers. Some of our competitors could enter into exclusive distribution arrangements with our vendors and deny us access to their products and devote greater resources to marketing and promotional campaigns. In addition, some manufacturers, whose products we offer on our websites, sell their products directly to customers.

We may be subject to liability for sales and other taxes and penalties.

In accordance with current industry practice, we currently collect sales or other similar taxes only on the shipment of goods to the states of California and Massachusetts. However, one or more states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-state companies such as ours, which engage in or facilitate online commerce. If sales tax obligations are successfully imposed upon us by a state or other jurisdiction, we could be exposed to substantial tax liabilities for past sales and penalties and fines for failure to collect sales taxes. We could also suffer decreased sales in that state or jurisdiction as the effective cost of purchasing goods from us increases for those residing in that state or jurisdiction.

Currently, decisions of the U.S. Supreme Court appear to restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. In 1998, the federal government imposed a moratorium on state and local governments’ ability to impose new taxes on Internet access and online transactions. However, the moratorium has expired and the U.S. Congress is currently considering proposed legislation to extend the moratorium. While the moratorium, in both its expired and proposed form, does not expressly prohibit states from collecting sales taxes on Internet purchases, the prohibitions on double-taxation and discriminatory taxation make it difficult to adopt such taxes. Moreover, the U.S. Supreme Court has ruled that vendors whose only connection with customers in a state seeking to impose sales taxes is by common carrier or the U.S. mail are free from state-imposed duties to collect sales and use taxes. This rule is generally regarded as being applicable to sales of products through the Internet.

If the moratorium under consideration by the U.S. Congress is not extended or made permanent or the existing case law exemption from sales and use taxes for common carrier and mail order sales is ruled to be inapplicable to sales through the Internet or otherwise changed by federal legislation, our sales could be adversely affected. A number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s apparent position regarding sales and use taxes on Internet sales. If any of these initiatives are enacted, we could be required to collect sales and use taxes in states other than California and Massachusetts. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us as well as substantially impair the growth of e-commerce and adversely affect our revenues and profitability. Furthermore, since our service is available over the Internet in multiple states, these jurisdictions may require us to qualify to do business in these states. If we fail to qualify in a jurisdiction that requires us to do so, we could face liabilities for taxes and penalties.

We are currently the subject of a sales tax audit by the New York State Department of Taxation and Finance (NYSDTF) for the period beginning with our inception through May 2002. The NYSDTF believes that we may have had an obligation to collect and remit sales taxes based on a contract we had with a New York based provider of extended warranties that are available for purchase on our website. We do not agree with the position of the NYSDTF, but the NYSDTF may assess sales tax, interest or penalties. An assessment by the NYSDTF may be in excess of $10 million. We have not accrued a reserve for such exposure. If the NYSDTF issues an assessment and we do not prevail on our challenges to it, we may be required to remit the amount of any assessment plus additional penalties and interest.

We must continue to develop and maintain the Buy.com brand, which is costly and may not generate corresponding revenues.

Maintaining and strengthening the Buy.com brand is an important factor in attracting new customers, building customer loyalty and attracting advertisers. Accordingly, we intend to continue to implement promotional strategies to enhance our brand. These initiatives require significant expenditures. If we are unsuccessful in our promotional efforts, we may not be able to recover these expenses or increase our revenues or margins. If customers do not perceive us as offering a desirable way to purchase merchandise, our branding efforts will suffer and we may lose customers.

Our ability to build and strengthen the Buy.com brand depends largely on:

•	the success of our advertising and promotional efforts;

•	our ability to provide our customers with a broad range of products at competitive prices and shipping offers; and

•	our ability to provide high quality customer service.

To promote the Buy.com brand in response to competitive pressures, we may increase our marketing budget or otherwise increase our financial commitment to creating and maintaining brand loyalty among our customers. We cannot be certain that our advertising efforts will be a successful means of customer acquisition or that this allocation of resources will provide additional revenues commensurate with this dedication of our resources. If we fail to promote and maintain our brand, or if we incur excessive expenses attempting to promote and maintain our brand, our business may suffer.

We depend on search engines, price engines and portals to attract customers to our websites, and losing these sources would adversely affect our revenues and financial results.

Many consumers access our websites by clicking through search results displayed by Internet search engines, price engines and portals. Internet search engines typically provide two types of search results, algorithmic listings and purchased listings. Algorithmic listings cannot be purchased and instead are determined and displayed solely by a set of formulas utilized by the search engine. Purchased listings can be bought by advertisers in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract and direct consumers to our websites. Search engines, price engines and portals revise their algorithms from time to time in an attempt to optimize their search results. If one or more of the search engines, price engines or portals on which we rely for algorithmic listings were to modify its algorithms or its general methodology for how it displays our listings, resulting in fewer consumers clicking through to our websites, our financial results would be adversely affected. If any free search or price engine which we rely upon begins charging fees for listing or placement, or if one or more of the search engines, price engines or portals on which we rely for purchased listings, modifies or terminates its relationship with us, our expenses could rise, we could lose customers and traffic to our websites could decrease.

If we fail to offer a broad selection of products and brands that customers find attractive, our revenues could decrease.

In order to meet our strategic goals, we must successfully offer, on a continuous basis, a broad selection of appealing products that reflect our customers’ preferences. Consumer tastes are subject to frequent, significant and sometimes unpredictable changes. To be successful, our product offerings must be broad and deep in scope, affordable, well-made, innovative and attractive to a wide range of consumers whose preferences may change regularly. We cannot predict with certainty that we will be successful in offering products that meet these requirements. If our product offerings fail to satisfy customers’ tastes or respond to changes in customer preferences, our revenues could decline. In addition, any failure to offer products that satisfy customers’ preferences could allow our competitors to gain market share.

Consumers are also highly brand conscious, especially in categories such as consumer electronics. It is essential to our success that we offer not only the products that they are interested in but the brand names that they are seeking. Manufacturers may decide, for reasons beyond our control, not to offer particular products for sale on the Internet and some manufacturers may also cause our distributors to not sell their products to us. If we cannot supply the right brand names for products to our customers, our business results would suffer significantly.

If sales from our consumer electronics and other technology related products decline, our operating results will suffer.

Our operating results substantially depend on revenues from the sale of consumer electronics and other technology products. To date, a substantial majority of our product revenues have been derived from consumer electronics and technology products. In 2004, we derived 88% of our product revenues from such products. We expect that revenues from these products will continue to represent a majority of our total product revenues during the next 12 months and for the foreseeable future. We could experience declines in these product revenues due to several factors, including, but not limited to:

•	decreased customer demand for consumer electronics and other technology related products, such as computer hardware, software and peripheral products;

•	increased price competition from our competitors;

•	technological obsolescence of the consumer electronics or other technology related products that we offer; or

•	decisions by manufacturers of computer products to curtail or eliminate the sale of products or categories of products over the Internet by us.

If we are unable to maintain our current sales levels of consumer electronics and other technology related products, our financial condition and results of operations would suffer.

If we do not successfully maintain and expand our customer and prospect databases, our sales volume could suffer and our marketing costs could increase.

We depend on our proprietary customer and prospect databases to facilitate repeat sales and attract new customers. If we fail to keep these databases current, or if the information in these databases is damaged or destroyed, our sales could stagnate or even decline. If we do not expand our databases of customers and prospects, or if we fail to enhance and refine our techniques for segmenting this information to maximize its usefulness, our sales volume could suffer and our marketing costs could increase. In addition, if federal or state governments enact privacy legislation resulting in the increased regulation of mailing lists, we could experience increased costs in complying with new regulations concerning the solicitation of consents or be unable to achieve the desired database and sales volume growth.

We are dependent upon third parties for our distribution and fulfillment operations, and we do not have long-term contractual agreements with many of these parties.

We outsource our entire distribution and fulfillment operation and are dependent on our distributors to manage inventory, process orders and distribute products to our customers in a timely manner. We do not have long-term agreements with many of these third parties. If we do not maintain our existing relationships with our distributors on acceptable commercial terms, we may not be able to continue to offer a broad selection of merchandise at low prices, and our sales may decrease.

Furthermore, although we have worked to establish a network of distributors from whom we can obtain our products and worked to establish relationships with more than one distributor for products that constitute a significant portion of our revenues, we have historically depended on, and continue to depend on Ingram Micro, Inc. to provide a majority of the products we sell on our Buy.com website. Ingram Micro is our largest distributor and fulfilled more than 66% of our orders, based on revenues, in 2004. Per the terms of our distributor agreement with Ingram Micro, we use Ingram Micro as our primary distributor for various computer products, including computer hardware and software products (excluding electronic software downloads). We do not have a long-term agreement with Ingram Micro, and Ingram Micro is not generally required to set aside any amount of inventory to fulfill our orders or to give our orders priority over other resellers to whom it sells products. Our agreement with Ingram Micro continues until August 2005 and renews automatically for one-year periods, and it may be canceled at any time with or without cause with 120 days’ notice by either party. A disruption in our relationship with Ingram Micro could lead to delays in our ability to fulfill our customers’ orders.

We have limited control over the actions of our distributors or their vendors.

Our success depends on our ability to provide timely and accurate order fulfillment. We depend on our distributors to fulfill a number of traditional retail functions, including maintaining inventory and preparing merchandise for shipment to individual customers. We have limited control over the products that our distributors purchase or keep in stock, and our agreements with most of our distributors do not require them to set aside any amount of inventory to fulfill our orders or to give our orders priority over other resellers to whom they sell. Our distributors may not accurately forecast the products that will be in high demand or they may allocate popular products to other resellers, resulting in the unavailability of popular products for sale on our websites. In addition, we have limited control over their shipping and processing procedures. Any inability to offer popular products and any delay by our distributors in accurately fulfilling orders may substantially harm our business.

Our distributors’ systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, physical and electronic break-ins, earthquakes and similar events. We do not have redundant systems or a formal disaster recovery plan and do not carry sufficient business interruption insurance to compensate us for losses that could occur as a result of a distributor’s inability to perform for any reason. In the future, our distributors may not be willing to provide these services at competitive rates and they may refuse to develop the communications technology necessary to support our direct shipment infrastructure. We also have no effective means to ensure that our distributors will continue to perform these services to our satisfaction. Our customers could become dissatisfied and cancel their orders or decline to make future purchases if we or our distributors are unable to deliver products on a timely basis.

In addition, our distributors rely upon third-party carriers such as United Parcel Service of America, Inc., FedEx Corp. and the United States Postal Service for timely delivery of our product shipments. As a result, we are subject to carrier disruptions and increased costs due to factors that are beyond our control, including employee strikes, inclement weather and increased fuel costs. If the services of any of these third parties become unsatisfactory, our customers may experience delays in receiving their orders and we may not be able to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products to our customers in a timely and accurate manner may damage our reputation and brand and could cause us to lose customers.

We are dependent upon third parties for significant functions, and if these functions or operations are interrupted for any significant period of time or if we experience other problems with our third-party service providers, our business and results of operations would be substantially harmed.

In addition to our distributors, our operations are also very dependent upon a number of other third parties, including vCustomer Corporation for first-level customer service and support, Chase Merchant Services for credit card processing and SAVVIS Communications Corporation for co-location of our system infrastructure and database servers. Any disruption in or reduction in quality of the services that they provide may harm our business and results of operations.

We outsource our first-level customer service and support to vCustomer, a U.S.-based provider of offshore customer service support. We depend on vCustomer’s representatives to handle customer inquiries and comments. Our agreement with vCustomer continues until January 1, 2007 and does not renew automatically. vCustomer may not continue to perform these services to our satisfaction or on commercially reasonable terms, or at all. Any decrease in the quality of service provided by vCustomer, any interruption in our arrangement with vCustomer, or our inability to provide alternate customer service and support in the event that our agreement with vCustomer is terminated or expires and is not renewed may lead to dissatisfaction by our customers. If our customers or prospective customers become dissatisfied with the service provided by vCustomer, our reputation could suffer, which could harm our revenue, business, prospects, financial condition and results of operations.

Similarly, any disruption in the services provided by Chase Merchant Services or SAVVIS could result in an inability to process orders or payments for orders, as well as loss of certain information necessary to do so. Any interruptions in these operations, including interruptions resulting from telecommunications failure or from the transfer of operations to a different service provider, could damage our reputation and brand and substantially harm our business and results of operations.

We rely on key personnel and may need additional personnel for the success and growth of our business.

Our business is largely dependent on the personal efforts and abilities of members of senior management as well as other key personnel. Any of our officers or employees can terminate their employment relationship with us at any time. We do not maintain key person life insurance on any member of our management team. Our performance also depends on our ability to identify, attract, retain and motivate highly skilled technical, managerial, merchandising, marketing and customer service personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. The loss of any key employee or our inability to attract or retain other qualified employees could harm our business and results of operations.

Our growth and operating results could be impaired if we are unable to meet our future capital needs.

Upon completion of this offering, we intend to repay our outstanding indebtedness to Scott Blum, our Chief Executive Officer, Chairman and principal stockholder. As of December 31, 2004, we owed Mr. Blum an aggregate of approximately $22.7 million, which included $3.1 million in accrued and unpaid interest. In addition, we may be required to reserve and restrict from use approximately $             million to serve as guarantees for certain of our vendors. See also “Use of Proceeds.” We may need to raise additional capital in the future to:

•	fund more rapid expansion;

•	develop new product categories or enhanced services;

•	fund acquisitions; or

•	respond to competitive pressures.

If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be diluted. Furthermore, any new securities could have rights, preferences and privileges senior to those of our common stock. We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures.

Our recent and planned expansion into new product categories and service offerings is costly, risky and may not be profitable.

We continue to pursue an expansion strategy, launching new product categories and service offerings. Continued expansion of our business requires substantial expenses and development, operations and editorial resources, and strains our management, financial and operational resources. As we expand into other product or service offerings, we risk diluting our brand name and confusing customers. In addition, we could be exposed to additional or unexpected risks as we enter into new business areas and may be forced to abandon our current business model or alter our strategic plans. If our expansion efforts are unsuccessful, our business may suffer and we may lose potential market opportunities.

In addition, although we have no present commitments or agreements with respect to any material acquisitions or investments, we have pursued in the past, and may pursue in the future, the acquisition of new or complementary businesses or technologies. We may not be able to expand our business and operations in a cost-effective or timely manner and these efforts may not achieve market acceptance. Furthermore, any new business or website that we launch which is not favorably received by customers could damage our reputation or the Buy.com brand.

Increased product returns will decrease our revenues and impact profitability.

We make allowances for product returns in our financial statements based on historical return rates. In order to keep product returns low or at our estimated rates, we continuously monitor product purchases and returns and may change our product offerings based on the rates of returns. If our actual product returns significantly exceed our allowances for returns, especially as we expand into new product categories, our revenues and profitability could decrease. In addition, because our allowances are based on historical return rates, the introduction of new merchandise categories or new products, changes in our product mix or other factors may cause actual returns to increase. Any new policies intended to reduce the number of product returns may result in customer dissatisfaction and fewer repeat customers.

The success of our business depends on the continued growth of the Internet as a retail marketplace and the related expansion of the Internet infrastructure.

Our future success depends upon the continued and widespread acceptance and adoption of the Internet as a vehicle to purchase products. If customers or manufacturers are unwilling to use the Internet to conduct business and exchange information, our business will fail. The commercial acceptance and use of the Internet may not continue to develop at historical rates, or may not develop as quickly as we expect. The growth of the Internet, and in turn the growth of our business, may be inhibited by concerns over privacy and security, including concerns regarding “viruses” and “worms,” reliability issues arising from outages or damage to Internet infrastructure, delays in development or adoption of new standards and protocols to handle the demands of increased Internet activity, decreased accessibility or increased government regulation, and taxation of Internet activity. In addition, our business growth may be adversely affected if the Internet infrastructure does not keep pace with the growing Internet activity and is unable to support the demands placed upon it, or if there is any delay in the development of enabling technologies and performance improvements.

We could be liable for breaches of security on our websites.

A fundamental requirement for e-commerce is the secure transmission of confidential information over public networks. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. We may be required to expend significant capital and other resources to protect against potential security breaches or to alleviate problems caused by any breach. We rely on licensed encryption and authentication technology to provide the security and authentication necessary for secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the algorithms that we use to protect customer transaction data. In the event someone circumvents our security measures, it could seriously harm our business and reputation and we could lose customers. Security breaches could also expose us to a risk of loss or litigation and possible liability for failing to secure confidential customer information.

Poor economic conditions may constrain discretionary consumer spending on retail products such as ours.

Consumer spending patterns, particularly discretionary spending for products such as ours, are affected by, among other things, prevailing economic conditions, stock market volatility, wars, threats of war, acts of terrorism, wage rates, interest rates, inflation, taxation and consumer confidence. General economic, political and market conditions, such as recessions, may adversely affect our business results and the market price of our common stock. Our business and revenues could be negatively affected by poor economic conditions and any related decline in consumer demand for discretionary items such as our products. We face uncertainty in the degree to which poor performance in the retail industry, decreased consumer confidence and any economic slowdown will negatively affect demand for our products. We may not be able to accurately anticipate the magnitude of these effects on future quarterly results, which could seriously harm our financial condition. As we do not have large cash reserves, we may not be able to survive an extended recession or sluggish economy.

If we do not respond to technological change, our websites could become obsolete and our financial results and conditions could be adversely affected.

The development of our websites entails significant technical and business risks. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our websites. The Internet and the e-commerce industry are characterized by:

•	rapid technological change;

•	changes in customer requirements and preferences;

•	frequent new product and service introductions embodying new technologies; and

•	the emergence of new industry standards and practices.

The evolving nature of the Internet could render our existing websites and systems obsolete. Our success will depend, in part, on our ability to:

•	license or acquire leading technologies useful in our business;

•	enhance our existing websites;

•	upgrade old hardware infrastructure with new hardware and migrate to new software platforms for increased reliability and support;

•	develop new services and technology that address the increasingly sophisticated and varied needs of our current and prospective customers; and

•	adapt to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner.

Future advances in technology may not be beneficial to, or compatible with, our business. Furthermore, we may not use new technologies effectively or adapt our websites and transaction processing systems to customer requirements or emerging industry standards on a timely basis. Our ability to remain technologically competitive may require substantial expenditures and lead time. If we are unable to adapt to changing market conditions or user requirements in a timely manner, our websites may become obsolete and we will lose customers.

System failures, including failures due to natural disasters or other catastrophic events, could prevent access to our websites and harm our business and results of operations.

Our sales would decline and we could lose existing or potential customers if they are not able to access our websites or if our websites, transaction processing systems or network infrastructure do not perform to our customers’ satisfaction. Any Internet network interruptions or problems with our websites could:

•	prevent customers from accessing our websites;

•	reduce our ability to fulfill orders or bill customers;

•	reduce the number of products that we sell;

•	cause customer dissatisfaction; or

•	damage our reputation.

We have experienced brief computer system interruptions in the past, and we believe they will continue to occur from time to time in the future. Our systems and operations are also vulnerable to damage or interruption from a number of sources, including a natural disaster or other catastrophic event such as an earthquake, fire, flood, terrorist attack, power loss, telecommunications failure, physical and electronic break-ins and other similar events. For example our headquarters and the majority of our infrastructure, including all of our servers, are located in Southern California, a seismically active region. California has in the past experienced power outages as a result of limited electrical power supplies. These outages may recur in the future and could disrupt the operation of our business. Our technology infrastructure is also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Any substantial disruption of this sort could cause interruptions or delays in our business and loss of data or render us unable to accept and fulfill customer orders or operate our websites in a timely manner, or at all. We do not presently have redundant systems in multiple locations or a formal disaster recovery plan in effect, and we do not have business interruption insurance for losses that may occur from natural disasters or catastrophic events.

Our operating results depend on our websites, network infrastructure and transaction-processing systems; and capacity constraints would harm our business, prospects, results of operations and financial condition.

If the volume of traffic on our websites or the number of purchases made by customers substantially increases, we will need to further expand and upgrade our technology, transaction processing systems and network infrastructure. We have experienced and expect to continue to experience temporary capacity constraints due to sharply increased traffic during sales or other promotions and during the holiday shopping season. Capacity constraints can cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and delays in reporting accurate financial information.

We may be unable to project accurately the rate or timing of traffic increases or successfully upgrade our systems and infrastructure in time to accommodate future traffic levels on our websites. Any such upgrades to our systems and infrastructure will require substantial expenditures. In addition, we may be unable to upgrade and expand our transaction processing systems in an effective and timely manner or to integrate any newly developed or purchased functionality with our existing systems. Any inability to efficiently upgrade our systems and infrastructure in a timely manner to account for such growth and integrations may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of order fulfillment or delays in reporting accurate financial information.

Existing or future government regulation could expose us to liabilities and costly changes in our business operations and could reduce customer demand for our products and services.

We are subject to federal and state consumer protection laws and regulations, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices, as well as laws and regulations governing businesses in general and the Internet and e-commerce. As the Internet becomes increasingly popular, additional laws and regulations may be adopted with respect to the Internet, the effect of which on e-commerce and social networks is uncertain. These laws may cover issues such as user privacy, spyware and the tracking of consumer activities, marketing e-mails and communications, other advertising and promotional practices, money transfers, freedom of expression, pricing, content and quality of products and services, taxation, electronic contracts and other communications, intellectual property rights, and information security. Furthermore, it is not clear how existing laws such as those governing issues such as property ownership, sales and other taxes, libel, trespass, data mining and collection, and personal privacy apply to the Internet, social networking and e-commerce. Any new legislation or regulation, or the interpretation or application of existing laws and regulations to the Internet or other online services, may have a material adverse effect on our business, prospects, financial condition and results of operations by, among other things, impeding the growth of the Internet, subjecting us to fines, penalties, damages or other liabilities, requiring costly changes in our business operations and practices, and reducing customer demand for our products and services. We do not maintain insurance coverage to cover the types of claims or liabilities that could arise as a result of such regulation.

For example, the state of California has recently enacted a number of laws and regulations which may affect our business and operations. Recently enacted legislation in California requires us to notify our California customers if certain personal information about them is obtained by an unauthorized person, such as a computer hacker. In addition, starting January 1, 2005, retailers with a presence in California are required to begin collecting a new Electronic Waste Recycling Fee in connection with the sale of certain video display devices to California residents. In September 2004, the California legislature enacted the “Consumer Protection Against Computer Spyware California Act”, which bans (i) unauthorized users from installing on computers owned by Californians any software that deceptively or surreptitiously takes control of the computer’s functionality, modifies the computer’s functionality and causes the computer’s functionality to be modified, and (ii) software that also, by fraudulent means, enables personally identifiable information to be collected. Similar legislation has been enacted in Utah and introduced in Michigan and New York and the U.S. Congress. In 2003, the California legislature enacted the “Online Privacy Protection Act of 2003” which requires operators of commercial websites or online services that collect personal information on California residents through a website to conspicuously post the website’s privacy policy, which, among other things, must identify the categories of personally identifiable information collected about site visitors and the categories of third parties with whom the operator may share the information on the site and comply with its posted privacy policy.

Actions or regulations have also recently been taken, enacted or proposed by other states and the federal government. In 2003, Congress enacted the “Controlling the Assault of Non-Solicited Pornography and Marketing Act” (CANSPAM), which requires unsolicited commercial e-mail messages to be labeled and to include opt-out instructions and the sender’s physical address, and which prohibits the use of deceptive subject lines and false headers in such messages. Furthermore, in 2002, the Federal Trade

Commission (FTC) issued guidance recommending that paid-search results be clearly distinguished from non-paid results, that the use of paid-search be clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid-search listings on search results.

We may also be subject to additional risks and liabilities in connection with Yub.com, our recently acquired social networking website, and our third-party marketplace, which we plan to launch in the first half of 2005. Social networking is a new and developing field, and the liabilities of online providers of such sites is currently uncertain. The personal information posted by users of the website may be used or misappropriated by other members or visitors of the website for unlawful purposes or in ways that may violate the rights of such users. We may be subject to liability for unlawful, fraudulent or criminal activities of users of Yub.com or the marketplace. In addition, it is not clear how existing laws and regulations such as those governing copyright and trademark infringement, personal privacy, defamation, negligence and the protection of minors may be interpreted or amended to apply to our social networking and marketplace services. While we intend to comply with applicable laws and regulations, existing laws and regulations and new laws and regulations may impose upon us significant costs and risks or may subject us to liability if we do not successfully comply with their requirements.

For example, the Digital Millennium Copyright Act, which is in part intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe the copyrights of others, was adopted by Congress in 1998. In 1998, Congress also adopted the Protection of Children from Sexual Predators Act, which requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Users of our Yub.com services and our marketplace may post items on our websites, or communicate or interact on the sites or through services offered on the sites, in a manner which infringes or otherwise violates third-party intellectual property rights or privacy rights, or consumer protection, advertising, CANSPAM, spyware, defamation, child pornography or other laws. If we do not meet the safe harbor requirements of the Digital Millennium Copyright Act with respect to alleged copyright violations, or report and/or prevent the posting of items that violate other federal and state laws and regulations, we could be exposed to costly and time-consuming litigation and/or other sanctions. In addition, although membership in Yub.com is restricted to persons who are at least 18 years of age, the manner in which our websites are operated and in which information and content are posted may subject us to the Children’s Online Privacy Protection Act and the Children’s Internet Protection Act. Furthermore, laws and regulations relating to money transfers, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (better known as the “Patriot Act”), which requires certain reporting and compliance regarding fund transfers and payments, and the Financial Modernization Act of 1999 (also known as the “Gramm-Leach-Bliley Act”), which includes protections for personal financial information of consumers held by financial institutions, as well as other state and federal money transfer and money laundering laws, may be interpreted or amended to apply to our new Yub.com site’s payment of rewards for persons who participate in the purchase of products through the website. As social networking and online marketplaces evolve, additional laws and regulations may be adopted restricting the activities allowable on such websites or the way providers operate such websites.

Our business may be harmed by the listing or sale of patented, copyrighted, trademarked, pirated, counterfeit or illegal items by third parties.

We have received in the past, and we anticipate we will receive in the future, communications alleging that certain items listed or sold through our websites infringe third-party patents, copyrights, trademarks and trade names or other intellectual property rights. Future claims could result in increased costs of doing business arising from increased legal expenses, adverse judgments or settlements or changes to our business practices required to settle such claims or satisfy any judgments. Litigation could result in interpretations of the law that require us to change our business practices or otherwise increase our costs. In addition, we may be unable to prevent third parties from listing unlawful or infringing goods, and we may be subject to allegations of civil or criminal liability for unlawful activities carried out by third parties through our websites. In the future, we may implement measures to protect against these potential liabilities that could require us to spend substantial resources and/or to reduce revenues by discontinuing certain service offerings. Any costs incurred as a result of liability or asserted liability relating to the offer or sale of infringing goods or the unlawful sale of goods could harm our business. We do not maintain insurance coverage to cover the types of claims that could be asserted. If a successful claim were brought against us, it could expose us to significant liability.

If we are unable to protect our intellectual property rights, our reputation and brand could be impaired and we could lose customers.

We regard our trademarks, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, patent and trade secret protection, and confidentiality and/or license agreements with employees, customers, partners and others to protect our proprietary rights. We cannot be certain that we have taken adequate steps to protect our proprietary rights, especially in countries where the laws may not protect our rights as fully as in the United States. In addition, third parties may infringe or misappropriate our proprietary rights, and we could be required to incur significant expenses to preserve them. We have federally registered and common law trademarks, as well as pending federal trademark registrations for several marks and pending patent applications. Even if we obtain approval of such pending registrations and patent applications, the resulting registrations and patents may not adequately cover our inventions or protect us against infringement by others. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our products and services may be made available online. We also currently hold more than 900 domain names relating to our brand, including Buy.com, Yub.com, BuyMusic.com and BuyServices.com, which we believe are critical to our brand recognition and our overall success. We may be unable to protect these domain names or acquire or maintain relevant domain names in the United States and in other countries where we conduct business, and our competitors could capitalize on our brand recognition. If we are not able to protect our trademarks, domain names or other intellectual property, we may experience difficulties in achieving and maintaining brand recognition and customer loyalty.

Legal claims against us could be costly and result in substantial liabilities or the loss of significant rights.

We are currently a party to lawsuits with uncertain outcomes, which could result in significant judgments against us. In July 2001, we and certain of our former officers and former and current directors were named in a series of class action stockholder suits. The lawsuits were subsequently consolidated into a single complaint with other similar stockholder lawsuits involving more than 250 companies, including us, and various underwriters, in an action entitled In re: Initial Public Offering Securities Litigation in the Southern District of New York (File No. 21 MC 92 (SAS)). In the consolidated action, plaintiffs allege that the defendants violated Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. Plaintiffs allege that the registration statement and prospectus relating to our public offering completed in 2000 failed to disclose material facts regarding the compensation to be received by, and the stock allocation practices of, the underwriters. A memorandum of understanding to settle this litigation between all defendants (other than the underwriters) and the plaintiffs was executed in 2003 and is currently pending court approval. The underwriters have filed motions opposing such settlement. In August

2002, we were named in a lawsuit entitled Charles E. Hill & Associates, Inc. v. Amazon, et al. for patent infringement in the Eastern District of Texas, wherein it is alleged that we, along with other retailers, infringe Hill’s patents relating to (i) an electronic catalog system and method for producing information related to a selected product on a remote computer, (ii) a method for updating a remote computer as a means of storing product data, and (iii) an electronic catalog system and method to display product information data. In February 2003, we were named, along with other retailers and manufacturers, in a lawsuit filed in San Francisco County Superior Court, entitled Dowhal v. Amazon, et al. alleging unfair business practices relating to allegedly false representations as to the speed of printers. Defending against these lawsuits may involve significant expense and diversion of management’s resources. Furthermore, due to the inherent uncertainties of litigation, we may not prevail in these actions.

From time to time, we may be subject to other legal proceedings and claims in the ordinary course of our business, including claims for infringement, unfair competition, deceptive advertising, privacy and product liability as well as claims based on pricing errors and/or other errors in product information or advertisements. We cannot predict whether third parties will assert legal claims against us, or whether any past or future assertions or prosecutions will adversely affect our business. These claims, even if not meritorious, could be costly and time consuming and could divert our management and key personnel from our business operations. In connection with such litigation, we may be subject to significant damages or equitable remedies relating to the operation of our business and the sale of products on our websites. The uncertainty of litigation increases these risks. We do not maintain insurance coverage to cover all of the types of claims that could be asserted. Any such litigation may materially harm our business, results of operations and financial condition.

Future changes in financial accounting standards or taxation rules may adversely affect our reported results of operations.

A change in accounting standards or a change in existing taxation rules can have a significant effect on our reported financial results. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements have occurred and may occur in the future. These new accounting pronouncements and taxation rules may adversely affect our reported financial results or the way we conduct our business. For example, under the newly issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), we will be required to account for all employee stock options, as well as other equity-based compensation arrangements, as a compensation expense based on the estimated fair value of the awards. Under the new requirement, our net income and net income per share may be significantly reduced. Currently, we record compensation expense only in connection with employee option grants that have an exercise price below fair market value or in connection with options granted to non-employees. For employee option grants that have an exercise price at or above fair market value, we calculate compensation expense and disclose their impact on net income (loss) and net income (loss) per share, as well as the impact of all stock-based compensation expense, in a footnote to the consolidated financial statements. SFAS No. 123R requires us to adopt the new accounting provisions beginning as of the first interim period that begins after June 15, 2005, or as of the third quarter of 2005.

We may lose our tax net operating loss carryforwards, which could prevent us from offsetting future taxable income.

As a result of our significant operating losses in prior periods, we have accrued substantial net operating loss carryforwards for income tax purposes. As of December 31, 2004, we had federal and state tax net operating loss carryforwards of approximately $340 million and $330 million, respectively, that will expire beginning in 2018 and 2005 for federal and state tax purposes, respectively. Under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, and applicable state tax law, substantial changes in our ownership limit the amount of tax net operating loss carryforwards that can be utilized in the future to offset taxable income. We completed a going-private transaction in November 2001, which resulted in a change of ownership for purposes of Section 382. As a result, our ability to use our tax net operating loss carryforwards existing prior to the change of ownership in any fiscal year is now limited to $1.1 million for both federal and state income tax purposes each year and in excess of $240 million of our net operating loss carryforwards will expire unutilized. If we are unsuccessful in generating sufficient taxable income in future periods, additional tax net operating loss carryforwards available to us may expire before they are utilized.

Risks Relating to this Offering and Ownership of Our Common Stock

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

No public market for our common stock currently exists, and we cannot be certain that an active trading market for our common stock will develop or be sustained following this offering. Further, we cannot be certain that the market price of our common stock will not decline below the initial public offering price. The initial public offering price was determined by negotiation among us and the underwriters based upon several factors and may not be indicative of future market prices for our common stock.

Our stock price may be volatile, which may result in losses to our stockholders.

The stock markets have experienced significant price and trading volume fluctuations, and the market prices of technology and e-commerce companies generally have been extremely volatile and have recently experienced sharp share price and trading volume changes. The trading price of our common stock is likely to be volatile and could fluctuate widely in response to many of the following factors, some of which are beyond our control:

•	variations in our operating results;

•	announcements of technological innovations, new services or product lines by us or our competitors;

•	changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;

•	changes in operating and stock price performance of other Internet and online commerce companies;

•	conditions or trends in the Internet industry;

•	additions or departures of key personnel; and

•	future sales of our common stock.

Domestic and international stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock. In particular, following initial public offerings, the market prices for stocks of Internet and technology-related companies often reach levels that bear no established relationship to the operating performance of these companies. These market prices are generally not sustainable and could vary widely. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been initiated.

We have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively.

We estimate the net proceeds of this offering to be approximately $            . Our management team will retain broad discretion as to the allocation of the proceeds and may spend these proceeds in ways with which our stockholders may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

Our officers and directors own a majority of our outstanding common stock, which will enable them to control many significant corporate actions and may prevent a change in control that would otherwise be beneficial to our stockholders.

Upon completion of this offering, our directors and executive officers will control approximately             % of our outstanding shares of common stock. Specifically, Scott Blum, our Chief Executive Officer and Chairman, will control approximately             % of our outstanding shares of common stock upon completion of this offering. These stockholders, acting together, could have a substantial impact on matters requiring the vote of the stockholders, including the election of our directors and most of our corporate actions. This control could delay, defer or prevent others from initiating a potential merger, takeover or other change in our control, even if these actions would benefit our stockholders and us. This control could adversely affect the voting and other rights of our other stockholders and could depress the market price of our common stock.

A large number of additional shares may be sold into the public market in the near future, which may cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock. After this offering, we will have outstanding              shares of common stock. This includes the              shares we are selling in this offering, which may be resold in the public market immediately. The remaining             %, or              shares, of our total shares outstanding after the offering will become available for resale in the public market as shown in the chart below. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

Number of Shares	Date of Availability for Resale into Public Market
180 days after the date of this prospectus due to an agreement these stockholders have with the underwriters. However, the underwriters can waive this restriction and allow these stockholders to sell their shares at any time.

Between 181 and 365 days after the date of this prospectus due to the requirements of the federal securities laws.

For a more detailed description, see “Shares Eligible for Future Sale.”

New stockholders will incur substantial and immediate dilution as a result of this offering.

The initial public offering price is expected to be substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur substantial and immediate dilution. At the initial public offering price of $             per share, purchasers in this public offering will experience immediate and substantial dilution of approximately $             per share,

representing the difference between our historical net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately             % of the aggregate price paid by all purchasers of our stock but will own only approximately             % of our common stock outstanding after this offering. In addition, we have issued options to acquire common stock at prices significantly below the public offering price. To the extent such options are ultimately exercised, there will be further dilution to investors in this offering.

We will incur increased costs and compliance risks as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission and the NASD. We expect these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Like many smaller public companies, we face a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate the effectiveness of internal control over financial reporting and the independent auditors to attest to the effectiveness of such internal controls and the evaluation performed by management. The SEC has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board, or PCAOB, has adopted documentation and attestation standards that the independent auditors must follow in conducting its attestation under Section 404. We are currently preparing for compliance with Section 404; however, there can be no assurance that we will be able to effectively meet all of the requirements of Section 404 as currently known to us in the currently mandated timeframe. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting or our independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause our stock price to decrease substantially.

As a private company without public reporting obligations, we have committed limited personnel and resources to the development of the external reporting and compliance obligations that would be required of a public company. Recently, we have taken measures to address and improve our financial reporting and compliance capabilities and we are in the process of instituting changes to satisfy our obligations as a public company, including the requirements associated with the Sarbanes-Oxley Act of 2002, when and as such requirements become applicable to us. Prior to taking these measures, we do not believe we had the resources and capabilities to do so. We plan to obtain additional financial and accounting resources to support and enhance our ability to meet the requirements of being a public company. We will need to continue to improve our financial and managerial controls, reporting systems and procedures, and documentation thereof. If our financial and managerial controls, reporting systems or procedures fail, we may not be able to provide accurate financial statements on a timely basis or comply with the Sarbanes-Oxley Act of 2002. Any failure of our internal controls or our ability to provide accurate financial statements could cause the trading price of our common stock to decrease substantially.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

Our charter documents could deter a takeover effort, which could inhibit your ability to receive an acquisition premium for your shares.

Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For a more detailed discussion of these provisions, see “Description of Capital Stock — Anti-Takeover Provisions.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the              shares of common stock sold by us in this offering will be approximately $             based on an assumed initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholder. As such, we will not receive any additional proceeds from any exercise by the underwriters of their over-allotment option.

We presently intend to use the net proceeds of this offering as follows:

•	Approximately $ will be used to repay our outstanding debt to ThinkTank Holdings LLC, a company that is owned by Scott Blum, our Chief Executive Officer, Chairman and principal stockholder. The debt is evidenced by a series of promissory notes which bear interest at the rate of 10% per annum and are due and payable upon demand. We have used the amounts borrowed from ThinkTank Holdings for working capital.

•	Approximately $ will be reserved and restricted from use to serve as guarantees for our obligations to certain of our distributors and our credit card processor. Prior to this offering, Mr. Blum provided personal guarantees in the aggregate amount of approximately $22.9 million to our distributors and other vendors. Upon completion of this offering, we intend to obtain releases of such guarantees, which may require that we provide letters of credit or other forms of collateral, including reserving cash to serve as replacement guarantees.

•	An estimated $ to $ may be used for capital expenditures associated with technology and systems upgrades and expansion.

•	An estimated $ to $ may be used for sales and marketing activities, particularly advertising campaigns and promotions, to increase our brand recognition.

•	The remainder of the net proceeds will be used for working capital and for general corporate purposes.

We may also use an unspecified portion of the net proceeds of this offering to acquire or invest in complementary businesses, services or technologies, or to enter into strategic marketing relationships with third parties. From time to time, in the ordinary course of business, we expect to evaluate potential acquisitions of these businesses, services or technologies and strategic relationships. Currently, we do not have any understandings, commitments or agreements with respect to any acquisitions or investments.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, and the amounts we actually spend could be outside of the ranges set forth above. The amounts actually expended for the purposes listed above will depend upon a number of factors, including the growth of our sales and customer base, the type of efforts we take to build our brand and competitive developments in e-commerce. Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. Pending their use, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not anticipate that we will declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors the board of directors deems relevant.

CAPITALIZATION

The following table indicates our capitalization at December 31, 2004:

•	on an actual basis; and

•	on an as adjusted basis to reflect the issuance of shares of common stock at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•	on a pro forma as adjusted basis to reflect the issuance of shares of common stock at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as well as the repayment of our outstanding indebtedness to our principal stockholder and the reservation of approximately $ million to serve as guarantees of our obligations to certain of our distributors and our credit card processor. As of December 31, 2004, we owed to our principal stockholder an aggregate of $22.7 million, which included $3.1 million in accrued and unpaid interest.

This table should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2004
	Actual	As Adjusted	Pro Forma As Adjusted
	(In Thousands) (unaudited)
Cash	$398

Notes payable to principal stockholder	$19,617

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 200,000,000 shares authorized; 128,664,901 shares issued and outstanding, actual; shares issued and outstanding, as adjusted; shares issued and outstanding, pro forma as adjusted	128
Additional paid-in capital	380,944
Deferred compensation	(1,056)
Accumulated deficit	(409,551)

Total stockholders’ equity (deficit)	(29,535)

Total capitalization	$(9,918)

These share amounts exclude, as of December 31, 2004, 25,238,646 shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $0.45 per share and 3,952,078 shares of common stock reserved for future grant or issuance under our stock option plans. For additional information regarding our capital structure, see “Management — Employee Benefit Plans,” “Description of Capital Stock” and notes              and              of the notes to the unaudited consolidated financial statements.

DILUTION

Our net tangible book value as of December 31, 2004 was approximately $(41.9) million, or $(0.33) per share of common stock. Net tangible book value per share represents (i) our total assets less goodwill and other intangibles and total liabilities divided by (ii) the number of shares of common stock outstanding as of December 31, 2004. After giving effect to our sale of the              shares of common stock offered by this prospectus at an assumed initial public offering price of $         per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2004 would have been $             million, or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to investors purchasing common stock in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2004	$(0.33)
Increase per share attributable to new investors

Net tangible book value per share after this offering

Dilution per share to new investors		$

The following table summarizes as of December 31, 2004, on an as-adjusted basis, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors, assuming an initial public offering price of $             per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders		%		%	$
New investors

Total		100%		100%

The foregoing discussion and tables assume no exercise of any stock options outstanding as of December 31, 2004. To the extent that these options are exercised, new investors will experience further dilution. As of December 31, 2004, options to purchase 25,238,646 shares of common stock were outstanding at a weighted average exercise price of $0.45 per share. Assuming these options are exercised, new investors will own approximately             % of our outstanding shares while contributing approximately             % of the total amount paid to fund our company.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated data set forth below are derived from our consolidated financial statements. The selected consolidated statement of operations data for the year ended December 31, 2004 and the selected consolidated balance sheet data as of December 31, 2004 are derived from the unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We plan to file an amendment to this prospectus and Form S-1 registration statement to include the audited information as of and for the year ended December 31, 2004. The selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 are derived from audited consolidated financial statements and related notes, not included in this prospectus. The audited consolidated financial statements and related notes as of and for the year ended December 31, 2000 were audited by Arthur Andersen LLP, independent public accountants. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of the information for the unaudited periods. Historical results are not necessarily indicative of future results. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(In Thousands Except Share And Per Share Data)
					(unaudited)
Consolidated Statement of Operations Data:
Net revenues	$787,670	$387,319	$301,674	$238,185	$290,798
Cost of goods sold	740,977	341,913	270,029	209,270	261,016

Gross profit	46,693	45,406	31,645	28,915	29,782

Operating expenses:
Fulfillment and customer support	41,155	20,564	12,716	11,058	11,104
Marketing, merchandising and sales	61,492	24,331	25,543	22,660	15,423
Technology and web development	24,720	9,023	5,167	6,538	6,550
General and administrative	39,414	33,816	10,730	13,072	10,054
Restructuring charge	—	31,470	—	(37)	—

Total operating expenses	166,781	119,204	54,156	53,291	43,131

Operating loss	(120,088)	(73,798)	(22,511)	(24,376)	(13,349)

Other income (expense):
Interest income (expense), net	7,228	1,173	(300)	(1,179)	(2,020)
Other	(728)	243	68	(58)	(11)

Total other income (expense)	6,500	1,416	(232)	(1,237)	(2,031)

Net loss before equity in (losses) income of joint ventures	(113,588)	(72,382)	(22,743)	(25,613)	(15,380)
Equity in (losses) income of joint ventures	(19,434)	5,299	—	—	—

Loss before provision for income taxes	(133,022)	(67,083)	(22,743)	(25,613)	(15,380)
Provision for income taxes	—	—	—	—	—

Net loss	$(133,022)	$(67,083)	$(22,743)	$(25,613)	$(15,380)

Net loss per share:
Basic and diluted	$(1.04)	$(0.57)	$(0.19)	$(0.21)	$(0.12)
Shares used in computation of basic and diluted loss per share	128,489,722	117,780,500	117,784,500	122,376,106	127,521,919

	As of December 31,
	2000	2001	2002	2003	2004
	(In Thousands)
					(unaudited)
Consolidated Balance Sheet Data:
Cash	$29,656	$1,119	$733	$283	$398
Restricted cash	27,000	—	—	167	167
Marketable securities	10,769	—	—	—	—
Working capital	41,042	3,740	(15,919)	(32,007)	(43,035)
Notes payable to principal stockholder	—	2,500	5,700	17,417	19,617
Other indebtedness	451	293	258	—	—
Stockholders’ equity (deficit)	83,232	24,041	1,524	(18,949)	(29,535)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our selected consolidated financial data and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Information presented in the following sections that is related to the period as of and for the year ended December 31, 2004 is unaudited. We plan to file an amendment to this prospectus and registration statement on Form S-1 to include the audited information as of and for the year ended December 31, 2004 as soon as the audit is completed.

Overview

We are a leading e-commerce company focused on providing our customers with a positive shopping experience and a broad selection of high-quality technology and entertainment retail goods at competitive prices. Our easy-to-use website, located at www.buy.com, provides detailed product information, real-time visibility into product availability and order status, and access to our 24-hour customer service. We offer approximately two million products identified as stock keeping units, or SKUs, in a range of categories, including consumer electronics, computer hardware and software, cell phones, books, music, video, games, digital music downloads, toys and sporting goods. Since our inception, we have focused on developing our technology platform, expanding our distributor and vendor relationships, attracting customers to our website, building our brand and establishing high-quality customer service operations.

We employ a business model that includes outsourcing our distribution and fulfillment operations and first-level customer support to leading distribution and customer service providers with established expertise in their respective fields. Through this model, we capitalize on the cost efficiencies achieved by our distribution and customer service providers and minimize our operating expenses and capital investment requirements. In addition, distributors in each of our product categories provide us with significant inventories and distribution capabilities which allow us to offer a broad selection of products with minimal inventory risk.

We were formed in June 1997 and launched our online retail store in November of that year. In February 2000, we completed an initial public offering of our common stock. From the date of our initial public offering until August 13, 2001, our common stock was listed and traded principally on the Nasdaq National Market under the ticker symbol “BUYX”. On August 14, 2001, we began to be quoted on the Over-the-Counter Bulletin Board. In November 2001, we completed a merger transaction pursuant to which an entity wholly-owned by Scott Blum, our Chief Executive Officer, Chairman and principal stockholder, acquired all of our common stock and we became a privately held corporation. Since our “going-private” transaction, we have completed a series of changes to our corporate structure, which are reflected in our financial statements. The financial statements included in this prospectus include the accounts of Buy.com, BuyNetwork Inc., BuyMagazine Inc. and BuyMusic Inc.

Financial Overview

We have incurred substantial losses since inception, including net losses of $22.7 million in 2002, $25.6 million in 2003 and $15.4 million in 2004. We had an accumulated deficit of $409.6 million and negative stockholders’ equity of $29.5 million as of December 31, 2004. In addition, we are currently dependent on the personal guarantees provided by our principal stockholder to certain of our distributors and our credit card processor in order to secure the continuation of their services. As of December 31, 2004, the principal stockholder had provided, on our behalf, guarantees totaling an aggregate of up to $22.9 million.

Net Revenues

We derive our revenues principally from the sale of products and, to a lesser extent, from paid advertisements sold on our website and e-commerce services we provide to others. We recognize product revenues upon shipment of products and record such revenues net of returns, coupons and other discounts. We also record shipping and handling revenues at the time products are shipped. Our revenues fluctuate from period to period as a result of seasonality as well as special offers such as free shipping, coupons and other special promotions.

To date, sales of computer hardware and software and consumer electronics products have accounted for the vast majority of our sales. None of our other product categories constituted more than 10% of our net revenues for the years ended December 31, 2002, 2003 and 2004. Product sales, net of returns, coupons, and other discounts and including shipping and handling revenues, were $289.0 million, $228.1 million and $282.0 million for the years ended December 31, 2002, 2003 and 2004, respectively. These revenues accounted for 96%, 96% and 97% of our total net revenues for the years ended December 31, 2002, 2003 and 2004, respectively. We believe that the principal factors affecting our product revenues consist of the average order size placed by our customers, the number of orders placed by both existing and new customers, special offers we make available to our customers that result in incremental orders and our ability to attract customers to our website.

We also generate revenues from vendor co-op advertising, online advertising and third-party loyalty programs. Vendor co-op advertising is a standard practice in the retailing sector, where product vendors set aside certain amounts of advertising funds to be paid to retailers in exchange for specific marketing and online placement of their products. Online advertising and third-party loyalty program revenues are generally derived from short-term contracts in which we earn revenues based upon the number of impressions delivered on our website over a period of time, the number of click-through advertisements or a commission for purchases by customers referred to the advertiser’s website. Online advertising revenues accounted for 4%, 4% and 3% of our net revenues in 2002, 2003 and 2004, respectively.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of products sold, which includes the related distribution and fulfillment costs charged by our distributors, including costs of shipping. Cost of goods sold is reduced by vendor and distributor rebates based upon sales or unit volume or promotional programs.

Fulfillment and Customer Support Expenses

Fulfillment and customer support expenses consist of credit card processing fees, customer support and claims expenses, costs associated with our returns center and costs associated with the management of our distributor relationships. These costs are primarily variable and are a function of product revenues.

Marketing, Merchandising and Sales Expenses

Marketing, merchandising and sales expenses consist of advertising expenses, fees paid under our affiliate program, payroll and overhead associated with our marketing, merchandising and sales personnel and stock issued for services. These expenses may fluctuate based upon our advertising programs and sales generated through our affiliate program, wherein we pay a commission to third parties based upon product sales to customers referred to us from their websites.

Technology and Web Development Expenses

Technology and web development expenses consist primarily of personnel and other expenses associated with developing and enhancing our website, as well as the costs associated with the hosting of our servers and related expenses. These expenses also include fees we pay to third parties for product descriptions and other content that we display on our website.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related expenses for executive and administrative personnel, facilities expenses, professional fees, depreciation, amortization of intangibles, stock compensation expense and other general corporate expenses. Following this offering, we will incur additional general and administrative expenses related to operating as a public company, such as increased legal and accounting expenses, increased executive compensation, personnel and employee benefit costs, investor relations costs, non-employee director costs and higher insurance premiums. We expect that the costs of meeting compliance requirements associated with the transition to, and operation as, a public company, including requirements relating to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and requirements to changes in corporate governance practices, will be significant.

Other Income (Expense)

Other expenses consist primarily of interest expense on our outstanding loan balances.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenues and expenses, as well as the disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and we include any revisions to our estimates in our results for the period in which the actual amounts become known.

We believe the critical accounting policies described below affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We adhere to the revised guidelines and principles of sales recognition described in Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, issued as a revision to SAB No. 101, Revenue Recognition. While the wording of SAB 104 has revised the original SAB 101, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. Under SAB 104, sales are recognized when the title and risk of loss are passed to the customer, there is persuasive evidence of an arrangement for the sale, delivery has occurred and/or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured. Under these guidelines, we recognize a majority of our sales, including revenues from product sales and gross outbound shipping and handling charges, upon shipment of product to the customer. For all product sales shipped directly from suppliers to customers, we are the primary obligor in the transaction, and we bear credit and inventory risk for returned products that are not successfully returned to suppliers; therefore, we recognize these revenues at gross sales amounts.

Sales are reported net of estimated returns and allowances and coupon redemptions, all of which are estimated based upon recent historical information such as return and redemption rates. Management also considers any other current information and trends in making such estimates. Our coupon redemptions are based upon the quantity of eligible orders transacted during the period and the estimated redemption rate, using historical experience rates for similar products or coupon amounts. Estimated redemption rates and the related coupon expense and liability are regularly adjusted as actual coupon redemptions for the program are processed. If actual sales returns, allowances, discounts and coupon redemptions are greater than estimated by management, additional expense may be incurred.

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts receivable based upon estimates of future collection. A significant amount of our accounts receivable represents amounts due from vendors and distributors for co-operative advertising, product rebates and other promotional programs. We do not require collateral from our co-op advertising partners, but we evaluate their credit and payment history on a monthly basis to determine the adequacy of our allowance for doubtful accounts. If estimated allowances for uncollectible accounts subsequently prove insufficient, additional allowance may be required. The other significant portion of our accounts receivable represents amounts due from credit card charges, which are typically paid in one to three days, and does not require a reserve.

Stock-Based Compensation

We account for stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value based method of accounting under APB No. 25 and have adopted the disclosure requirements of SFAS No. 123 and related SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. We account for stock-based compensation issued to non-employees for goods and services at fair value under the provisions of SFAS No. 123 and the Emerging Issues Task Force (EITF) issued EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services (EITF 96-18). Prior to reaching a measurement date under EITF 96-18, we record compensation expense on a variable basis under the model required by FASB Interpretation No. (FIN) 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, issued by the Financial Accounting Standards Board (FASB). This requires us to estimate the value of the options granted at each period end and record compensation expense associated with the new estimated value. In periods where our stock valuation is increasing, the impact is that compensation expense associated with options accounted for under variable accounting will increase in those periods.

We record deferred stock-based employee compensation charges in the amount by which the exercise price of an option is less than the deemed fair value of our common stock at the date of grant. We record deferred stock-based compensation for non-employee awards in the amount of the fair value related to the unvested awards or those for which a measurement date has not been reached as described above. Because there has been no public market for our stock, our board of directors has determined the fair value of our common stock based upon several factors, including, but not limited to, our operating and financial performance and valuations of comparable online retailers. We amortize the deferred compensation charges ratably or in accordance with the model described in FIN 28 over the vesting period of the underlying option awards, usually two to three years. For the years ended December 31, 2002, 2003 and 2004, we recorded stock compensation expense of $226,000, $4.3 million and $2.3 million, respectively. These expenses are included in general and administrative expenses in our Consolidated Statement of Operations. As of December 31, 2004, we had an aggregate of $1.1 million of deferred stock-based compensation remaining to be amortized. We currently expect this deferred stock-based compensation balance to be fully amortized during fiscal 2005. We have elected not to record stock-based compensation expense when employee stock options are awarded at exercise prices equal to the deemed fair value of our common stock at the date of grant. The impact of expensing employee stock awards using the Black-Scholes option-pricing model is further described in the notes to our consolidated financial statements.

During 2003, we also recorded $577,000 of expense related to stock issued for legal and consulting services. Of this amount, $335,000 was included in general and administrative expenses and $242,000 was included in merchandising, marketing and sales expenses in our Consolidated Statement of Operations.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123R supersedes APB No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123R for quantifying stock-based compensation is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all stock-based compensation to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. As a result, the pro forma disclosure previously permitted by SFAS No. 123 will no longer be an alternative. The new standard will be effective for public entities in the first interim or annual reporting period beginning after June 15, 2005.

Impairment of Long-Lived Assets

We assess the recoverability of our long-lived assets on an annual basis or whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. Such a triggering event could include a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant physical change in an asset. If undiscounted cash flows are not sufficient to support the recorded assets, impairment is recognized to reduce the carrying value of the long-lived asset to the estimated fair value. Estimated fair value is determined by discounting the future expected cash flows using a current discount rate in effect at the time of impairment. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Additionally, in conjunction with the review for impairment, the remaining estimated lives of certain of our long-lived assets are assessed.

Results of Operations

The following table sets forth selected statement of operations data for the periods indicated, expressed as a percentage of revenues:

	Year Ended December 31,
	2002	2003	2004
			(unaudited)
Net revenues	100.0%	100.0%	100.0%
Cost of goods sold	89.5	87.9	89.8

Gross profit	10.5	12.1	10.2

Operating expenses:
Fulfillment and customer support	4.2	4.6	3.8
Marketing, merchandising and sales	8.5	9.5	5.3
Technology and web development	1.7	2.7	2.3
General and administrative	3.6	5.6	3.5
Restructuring charge	—	0.0	—

Total operating expenses	18.0	22.4	14.9

Operating loss	(7.5)	(10.3)	(4.7)
Other income (expense):
Interest income (expense), net	(0.1)	(0.5)	(0.7)
Other	0.0	(0.0)	(0.0)

Total other income (expense)	(0.1)	(0.5)	(0.7)

Net loss	(7.6)%	(10.8)%	(5.4)%

Year Ended December 31, 2004 (Unaudited) Compared to Year Ended December 31, 2003

    Net Revenues

Net revenues increased to $290.8 million for the year ended December 31, 2004 from $238.2 million for the year ended December 31, 2003. This increase resulted from higher product sales due to greater product availability, competitive pricing of our products and the expansion of our free shipping offer, promotional programs and other merchandising efforts.

    Gross Profit

Gross profit consists of net revenues less cost of goods sold. Our gross profit increased to $29.8 million for the year ended December 31, 2004 from $28.9 million for the year ended December 31, 2003. This increase in gross profit was primarily the result of increased product sales. Gross margin declined to 10.2% for the year ended December 31, 2004 from 12.1% for the year ended December 31, 2003. This decrease in gross margin was due primarily to lower product margins resulting from our decision to price our products more competitively in an effort to attract more customers and increase revenues.

    Fulfillment and Customer Support Expenses

Fulfillment and customer support expenses remained relatively unchanged at $11.1 million for both of the years ended December 31, 2004 and 2003. Fulfillment and customer support expenses as a percentage of net revenues decreased to 3.8% for the year ended December 31, 2004 from 4.6% for the year ended December 31, 2003. Credit card fees increased $1.4 million in 2004 due to higher revenues in 2004, but this increase was offset by a reduction of $1.4 million in our customer service costs due to a change in our third-party provider of customer support services.

    Marketing, Merchandising and Sales Expenses

Marketing, merchandising and sales expenses decreased to $15.4 million for the year ended December 31, 2004 from $22.7 million for the year ended December 31, 2003. Marketing, merchandising and sales expenses as a percentage of net revenues decreased to 5.3% for the year ended December 31, 2004 from 9.5% for the year ended December 31, 2003. This decrease, both as a percentage of net revenues and in absolute dollars, was primarily attributable to the $4.3 million of costs associated with the monthly publication of BuyMagazine from January 2003 through June 2003 and $3.3 million of advertising and other marketing expenses associated with the launch of BuyMusic.com, our digital download site, in July 2003. We converted BuyMagazine from a printed format to a digital format in September 2003, which resulted in significant cost savings. We intend to continue to pursue branding and marketing campaigns in order to attract new customers and retain existing customers. As a result, we expect marketing, merchandising and sales expenses to increase in absolute dollars in future periods.

    Technology and Web Development Expenses

Technology and web development expenses were approximately $6.5 million for both of the years ended December 31, 2004 and 2003. Technology and web development expenses as a percentage of net revenues decreased to 2.3% for the year ended December 31, 2004 from 2.7% for the year ended December 31, 2003. This decrease as a percentage of net revenues was due to our ability to control our development expenses while increasing net revenues. We intend to continue to enhance our technology, website and information systems and expect technology and web development expenses to increase in absolute dollars in future periods.

    General and Administrative Expenses

General and administrative expenses decreased to $10.1 million for the year ended December 31, 2004 from $13.1 million for the year ended December 31, 2003. General and administrative expenses as a percentage of net revenues decreased to 3.5% for the year ended December 31, 2004 from 5.6% for the year ended December 31, 2003. The decrease was primarily attributable to a $2.4 million decrease in stock compensation and service charges and a $807,000 decrease in depreciation expense. In addition, general and administrative expenses decreased $100,000 due to lower general corporate overhead expenses. We expect general and administrative expenses to increase in absolute dollars as we expand our sales, increase our staff and incur additional costs related to the growth of our business and operations and compliance requirements associated with being a public company.

    Other Income (Expense)

Total other expense increased to $2.0 million for the year ended December 31, 2004 from $1.2 million for the year ended December 31, 2003. This increase was due to additional interest expense incurred as a result of higher average outstanding loan balances.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

    Net Revenues

Net revenues decreased to $238.2 million for the year ended December 31, 2003 from $301.7 million for the year ended December 31, 2002. This decrease resulted primarily from a change in our product pricing strategy to achieve higher gross margins.

    Gross Profit

Gross profit decreased to $28.9 million for the year ended December 31, 2003 from $31.6 million for the year ended December 31, 2002. This decrease in gross profit was primarily the result of decreased product revenues. Gross margin increased to 12.1% for the year ended December 31, 2003 from 10.5% for the year ended December 31, 2002. This increase in gross margin was due mostly to higher product margins as a result of the change in our product pricing strategy.

    Fulfillment and Customer Support Expenses

Fulfillment and customer support expenses decreased to $11.1 million for the year ended December 31, 2003 from $12.7 million in 2002. Fulfillment and customer support expenses as a percentage of net revenues increased to 4.6% for the year ended December 31, 2003 from 4.2% for the year ended December 31, 2002. Credit card fees decreased to $5.5 million in 2003 from $7.1 million in 2002, due to lower revenues in 2003. Customer services and other support costs increased $100,000 in 2003 from 2002.

    Marketing, Merchandising and Sales Expenses

Marketing, merchandising and sales expenses decreased to $22.7 million for the year ended December 31, 2003 from $25.5 million for the year ended December 31, 2002. Marketing, merchandising and sales expenses as a percentage of net revenues increased to 9.5% for the year ended December 31, 2003 from 8.5% for the year ended December 31, 2002. This decrease, in absolute dollars, was primarily attributable to reduced advertising and magazine publication costs of $6.2 million in 2003 compared to 2002, offset by $3.4 million of advertising and other marketing expenses associated with the launch of BuyMusic in July 2003.

    Technology and Web Development Expenses

Technology and web development expenses increased to $6.5 million for the year ended December 31, 2003 from $5.2 million for the year ended December 31, 2002. Technology and web development expenses as a percentage of net revenues increased to 2.7% for the year ended December 31, 2003 from 1.7% for the year ended December 31, 2002. This increase in both dollar amount and as a percentage of net revenues was primarily due to the hiring of additional personnel in 2003 and related overhead costs. In 2003, we incurred $605,000 in higher compensation costs (including incentive bonuses related to the launch of BuyMusic), $133,000 in additional web content costs, $508,000 in web content and licensing fees for BuyMusic and approximately $125,000 in other overhead costs.

    General and Administrative Expenses

General and administrative expenses increased to $13.1 million for the year ended December 31, 2003 from $10.7 million for the year ended December 31, 2002. General and administrative expenses as a percentage of net revenues increased to 5.6% for the year ended December 31, 2003 from 3.6% for the year ended December 31, 2002. This increase was primarily attributable to the increase in stock compensation costs related to stock options granted to our board of advisors and other non-employees of $4.3 million recorded in 2003 compared to stock compensation charges for non-employee option grants of $226,000 recorded in 2002, and stock issued for the payment of legal services related to the launch of BuyMusic of $335,000. The increase in stock compensation expense was partially offset by a decrease of approximately $1.0 million in credit card chargeback expense and a decrease of $1.0 million in general corporate overhead expenses in 2003 from 2002.

    Other Income (Expense)

Other expense increased to $1.2 million for the year ended December 31, 2003 from $232,000 for the year ended December 31, 2002. This increase was due to additional interest expense incurred as a result of higher average outstanding loan balances.

Quarterly Results of Operations

The following tables present unaudited quarterly results of operations, in dollar amounts and as a percentage of net revenues, for the last eight quarters. This information has been derived from our unaudited consolidated financial statements and has been prepared by us on a basis consistent with our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the information for the periods presented. Our quarterly financial results, including our net revenues, gross profit and operating loss, have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, many of which are beyond our control. These factors include the seasonality of our sales, general economic conditions, government regulations, and our competitors’ pricing and marketing strategies.

	Three Months Ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
	(In Thousands Except Share And Per Share Data) (unaudited)
Consolidated Statement of Operations Data:
Net revenues	$67,064	$55,255	$48,140	$67,726	$62,465	$67,612	$72,524	$88,197
Cost of goods sold	58,979	48,141	41,592	60,558	56,802	61,087	65,615	77,512

Gross profit	8,085	7,114	6,548	7,168	5,663	6,525	6,909	10,685

Operating expenses:
Fulfillment and customer support	3,008	2,770	2,476	2,804	2,673	2,575	2,582	3,274
Marketing, merchandising and sales	5,121	5,891	7,450	4,198	4,268	3,427	3,505	4,223
Technology and web development	1,375	1,310	2,085	1,768	1,693	1,640	1,590	1,627
General and administrative	2,887	3,264	3,765	3,156	2,402	2,459	2,771	2,422
Restructuring charge	—	—	—	(37)	—	—	—	—

Total operating expenses	12,391	13,235	15,776	11,889	11,036	10,101	10,448	11,546

Operating loss	(4,306)	(6,121)	(9,228)	(4,721)	(5,373)	(3,576)	(3,539)	(861)

Other income (expense):
Interest income (expense), net	(160)	(231)	(342)	(446)	(457)	(521)	(528)	(514)
Other	—	(1)	(27)	(30)	(11)	—	—	—

Total other income (expense)	(160)	(232)	(369)	(476)	(468)	(521)	(528)	(514)

Loss before provision for income taxes	(4,466)	(6,353)	(9,597)	(5,197)	(5,841)	(4,097)	(4,067)	(1,375)
Provision for income taxes	—	—	—	—	—	—	—	—

Net loss	$(4,466)	$(6,353)	$(9,597)	$(5,197)	$(5,841)	$(4,097)	$(4,067)	$(1,375)

Net loss per share:
Basic and diluted	$(0.04)	$(0.05)	$(0.08)	$(0.04)	$(0.05)	$(0.03)	$(0.03)	$(0.01)
Shares used in computation of basic and diluted loss per share	117,784,500	117,784,500	126,794,500	127,140,925	127,140,925	127,140,925	127,140,925	128,664,901

As a Percentage of Net Revenues:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	87.9	87.1	86.4	89.4	90.9	90.3	90.5	87.9

Gross profit	12.1	12.9	13.6	10.6	9.1	9.7	9.5	12.1

Operating expenses:
Fulfillment and customer support	4.5	5.0	5.1	4.1	4.3	3.8	3.6	3.7
Marketing, merchandising and sales	7.6	10.7	15.5	6.2	6.8	5.1	4.8	4.8
Technology and web development	2.1	2.4	4.3	2.6	2.8	2.4	2.2	1.8
General and administrative	4.3	5.9	7.9	4.8	3.8	3.6	3.8	2.7
Restructuring charge	—	—	—	(0.1)	—	—	—	—

Total operating expenses	18.5	24.0	32.8	17.6	17.7	14.9	14.4	13.0

Operating loss	(6.4)	(11.1)	(19.2)	(7.0)	(8.6)	(5.2)	(4.9)	(0.9)
Other income (expense):
Interest income (expense), net	(0.2)	(0.4)	(0.7)	(0.7)	(0.7)	(0.8)	(0.7)	(0.6)
Other	—	(0.0)	(0.1)	(0.0)	(0.0)	—	—	—

Total other income (expense)	(0.2)	(0.4)	(0.8)	(0.7)	(0.7)	(0.8)	(0.7)	(0.6)

Loss before provision for income taxes	(6.7)	(11.5)	(20.0)	(7.7)	(9.3)	(6.0)	(5.6)	(1.5)
Provision for income taxes	—	—	—	—	—	—	—	—

Net loss	(6.7)%	(11.5)%	(20.0)%	(7.7)%	(9.3)%	(6.0)%	(5.6)%	(1.5)%

Non-GAAP Financial Measures

Regulation G, “Conditions for Use of Non-GAAP Financial Measures,” and other provisions of the Exchange Act define and prescribe the conditions for use of certain non-GAAP financial information. We provide “Adjusted EBITDA,” which is a non-GAAP financial measure, which we calculate as net loss before amortization of stock-based compensation and warrants, depreciation, amortization of intangibles, restructuring charge and other income (expense). Other income (expense) primarily represents interest expense. We believe that “Adjusted EBITDA” provides important supplemental information to investors.

We use this non-GAAP financial measure for internal managerial purposes because we believe it represents a meaningful measure to evaluate our financial performance on a period-to-period basis. We consider Adjusted EBITDA an important measure of our financial performance and of our ability to generate cash flows. We use Adjusted EBITDA to measure operating performance, determine capital expenditures and determine other corporate investing and financing activities. Adjusted EBITDA eliminates the non-cash effect of stock-based compensation, tangible asset depreciation and intangible asset amortization, as well as interest income (expense) and any other non-operating gains or charges. Adjusted EBITDA should be considered in addition to, rather than as a substitute for, pre-tax income, net income and cash flows from operating activities.

This non-GAAP financial measure is used in addition to, and in conjunction with, results presented in accordance with GAAP. This non-GAAP financial measure should not be relied upon to the exclusion of our GAAP financial measures. This non-GAAP financial measure reflects an additional way of viewing aspects of our operations that we believe, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our business. Management strongly encourages investors to review our consolidated financial statements in their entirety and to not rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare financial measure with other companies’ non-GAAP financial measures having the same or similar names.

The table below provides a quantitative reconciliation of our non-GAAP financial measure to the most comparable GAAP financial measure. For information about our financial results as reported in accordance with GAAP, see our “Consolidated Financial Statements” starting on page F-1.

	Three Months Ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
	(In Thousands) (unaudited)
Adjusted EBITDA Calculation:
Net loss	$(4,466)	$(6,353)	$(9,597)	$(5,197)	$(5,841)	$(4,097)	$(4,067)	$(1,375)
Amortization of stock-based compensation and warrants	1,085	1,085	1,661	1,085	574	574	574	574
Depreciation	803	772	767	568	560	540	534	468
Amortization of intangibles	—	102	40	42	42	42	42	43
Restructuring charge	—	—	—	(37)	—	—	—	—
Other income (expense)	160	232	369	476	468	521	528	514

Adjusted EBITDA	$(2,418)	$(4,162)	$(6,760)	$(3,063)	$(4,197)	$(2,420)	$(2,389)	$224

Net Operating Losses and Tax Credit Carryforwards

As of December 31, 2004, we had federal and state tax net operating loss carryforwards of approximately $340 million and $330 million, respectively. The federal tax net operating loss carryforwards begin to expire in 2018 and state operating loss carryforwards begin to expire in 2005, if not realized. Under the provisions of Section 382 of the Internal Revenue Code, substantial changes in our ownership may limit the amount of tax net operating loss carryforwards that can be utilized annually in the future to offset taxable income. A valuation allowance has been established to reserve the potential benefits of these tax net operating carryforwards in our consolidated financial statements to reflect the uncertainty of future taxable income required to utilize available tax net operating loss carryforwards and other deferred tax assets. We completed a going-private transaction in November 2001, which resulted in a change in ownership. Due to such change in ownership, our ability to use our tax net operating loss carryforwards in any fiscal year is now significantly limited.

Liquidity and Capital Resources

Since August 2001, we have financed our operations with loans and guarantees from our principal stockholder. As of December 31, 2004, we owed to our principal stockholder an aggregate of approximately $22.7 million, which included $3.1 million in accrued and unpaid interest. In addition, as of December 31, 2004, such stockholder had provided guarantees for the payment of up to $21.9 million to certain of our distributors and a guarantee of up to $1.0 million to our credit card processor.

We rely on our distribution providers to manage inventory and ship products to our customers, most of whom pay for their purchases by credit card. As a result, we typically receive payment for shipments within one to three business days from the date of shipment. In turn, we typically pay our distributors within three to 30 days after they have shipped our products.

Net cash used in operating activities was $1.9 million for the year ended December 31, 2004 and $12.1 million for the year ended December 31, 2003. Net cash used in operating activities for the year ended December 31, 2004 was the result of our net loss of $15.3 million offset by $4.6 million of non-cash expenses from stock compensation, depreciation and intangible amortization expenses, and a change of $9.0 million in our working capital assets and liabilities. Net cash used in operating activities for the year ended December 31, 2003 was the result of our net loss of $25.6 million, which included $7.9 million of costs associated with the publication of BuyMagazine and advertising and other costs associated with the launch of BuyMusic, offset by $8.1 million of non-cash expenses from stock compensation, depreciation and intangible amortization expenses, and a change of $5.1 million in our working capital assets and liabilities. Net cash used in investing activities of $224,000 for the year ended December 31, 2004 was attributable to the purchase of equipment. Net cash provided by investing activities of $106,000 for the year ended December 31, 2003 was attributable to $206,000 for purchases of equipment and domain names and an increase in restricted cash of $167,000, offset by a reduction in the amount due from an affiliate. Net cash provided by financing activities was $2.2 million for the year ended December 31, 2004 and $11.6 million for the year ended December 31, 2003, was primarily due to borrowings from our principal stockholder.

Upon completion of this offering, we intend to repay the outstanding loans to our principal stockholder and obtain releases of his personal guarantees to our distributor and vendors, which may require that we provide letters of credit or other forms of collateral. We believe that the remaining net proceeds from this offering will be sufficient to satisfy our working capital requirements through the next 12 months. However, our future capital requirements may vary materially from those now planned or anticipated. Changes in our operating plans, lower than anticipated revenues, increased expenses or other events, including those described in “Risk Factors,” may cause us to seek additional debt or equity financing in the future.

Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations.

Tabular Disclosure of Contractual Cash Obligations

The following table sets forth our contractual cash obligations and commercial commitments as of December 31, 2004:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In Thousands)
Contractual Obligations:
Long-term debt obligations	—	—	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations(1)	$3,800	$963	$2,443	$394	—
Purchase obligations(2)	844	844	—	—	—
Other long-term liabilities reflected on balance sheet	—	—	—	—	—

Total	$4,644	$1,807	$2,443	$394	—

(1)	Commitments under operating leases relate to our lease on our principal facility and leases for telephone and computer equipment.

(2)	Purchase obligations included in the table represent our contractual obligations to purchase certain inventory from Ingram Micro in the event that we do not sell such products to our customers within 60 days of December 31, 2004.

Quantitative and Qualitative Disclosures about Market Risk

We had unrestricted cash, totaling $398,000 at December 31, 2004 and $283,000 at December 31, 2003. These amounts were primarily in non-interest bearing checking accounts. The unrestricted cash is used for working capital purposes. We had restricted cash of $167,000 at December 31, 2004 and 2003. These amounts were invested in one-year certificates of deposit. We do not have any lines of credit with any financial institutions. As a result, we believe that we do not have any material exposure to changes in the fair value of our investments as a result of changes in interest rates.

Inflation

Inflation has not had a material impact upon our operating results, and we do not expect it to have such an impact in the near future. There can be no assurances, however, that our business will not be so affected by inflation.

Recent Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (FIN 45). FIN 45 elaborates on the disclosures to be made by the guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of the guarantee, a liability for the fair market value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements ending after December 15, 2002. We have indemnification agreements with our former officers and directors related to pending legal actions against us that are subject to the new disclosure provisions of FIN 45 (see Note 8, “Commitments and Contingencies”) but we did not have any new obligations or modifications of existing arrangements under guarantees required to be recorded in the financial statements in accordance with FIN 45 as of December 31, 2004, 2003 or 2002.

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, and interpretation of ARB No. 51 (FIN 46). FIN 46 replaces the earlier version of this interpretation issued in January 2003. FIN 46 addresses the consolidation by business enterprises of variable interest entities. Application of FIN 46 is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application of FIN 46 to all other types of entities is required in financial statements for periods ending after March 15, 2004 with earlier application permitted if the original interpretation was previously adopted. We adopted the original interpretation and FIN 46 as of December 31, 2003 which did not have a material effect on our financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We do not have any outstanding financial instruments within the scope of the Statement and therefore the adoption of this statement on July 1, 2003, did not have a material effect on our consolidated financial statements.

In November 2003, EITF issued EITF 03-10, Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers. Sales incentives covered by EITF 03-10 include coupons and other similar instruments for which the reseller receives a direct reimbursement from the vendor. Application of EITF 03-10 to new arrangements, including modifications to existing arrangements, entered into in fiscal periods beginning after November 25, 2003 is required. Application of EITF 03-10 did not have a material effect on our financial statements. In accordance with Issue No. 02-16, we record vendor rebates as a reduction of cost of sales when the rebates are received.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which is a revision of SFAS No. 123 and addresses the accounting for stock-based payment transactions. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair value. SFAS No. 123R will be effective for public companies other than small business issuers as of the first interim or annual reporting period that begins after June 15, 2005. SFAS No. 123R offers us alternative methods of adoption of this standard. At the present time, we have not yet determined which alternative method we will use and the resulting impact on our financial position or results of operations.

BUSINESS

General

We are a leading e-commerce company focused on providing our customers with a positive shopping experience and a broad selection of high-quality technology and entertainment retail goods at competitive prices. Our easy-to-use website, located at www.buy.com, provides detailed product information, real-time visibility into product availability and order status, and access to our 24-hour customer service. We offer a broad and deep selection of approximately two million products identified as stock keeping units, or SKUs, in a range of categories, including consumer electronics, computer hardware and software, cell phones, books, music, video, games, digital music downloads, toys and sporting goods. Major brands offered include Apple, Canon, Hewlett-Packard, Linksys and Microsoft. We do not carry product inventory and outsource our distribution, fulfillment and first-level customer service and support. Our operating model allows us to add new product categories easily, respond to product and price changes rapidly and minimize our capital investment requirements. Since our launch in 1997, more than seven million unique customers have made a purchase from us, and within the last 12 months, more than 1.4 million unique customers have bought one or more of our products. In addition, more than 50% of our annual revenues have been generated from repeat customers.

We have developed a proprietary technology platform and product sourcing engine that enable us to integrate with multiple distribution partners to efficiently identify available inventory in multiple warehouses and effectively merchandise our online retail store. This technology-enabled approach provides a variety of benefits to us including cost efficiencies, operating flexibility and enhanced scalability, and allows us to focus on our core competencies of e-commerce technology, merchandising and online marketing.

In addition to our core e-commerce business, we recently launched Yub.com, an online mall and social networking site designed to create an online community where members can meet, interact and share perspectives on a variety of consumer products. Yub.com members are rewarded for purchasing goods through third-party online retailers including Buy.com. Through Yub.com, we believe we will provide additional value to our existing customers as well as increase the traffic of potential new customers to the Buy.com website.

Industry Background

Growth of the Internet and E-Commerce

Internet use and online commerce continue to grow worldwide. According to Forrester Research, Inc., an independent market research firm, online purchases by U.S. consumers are expected to grow from approximately $145 billion in 2004 to approximately $316 billion by 2010. We believe several factors will contribute to this anticipated growth, including the growing awareness of the convenience of online shopping, increased product selection and availability, improvements in security and electronic payment technology, and increasing access to broadband Internet connections. According to Nielsen//NetRatings, broadband use at home has surpassed that of dial-up in the U.S., reaching 55% of residential Internet users in December 2004. In a January 2004 report, Jupiter Research, another independent market research firm, estimated that the percent of the U.S. population purchasing products online would increase from 34% in 2003 to approximately 50% in 2008, or to more than 150 million total individuals, and that the average annual online spending per buyer would grow from $540 in 2003 to $728 by 2007.

Growth in Technology and Consumer Electronics Products

The markets for technology and consumer electronics goods are expanding rapidly due to the introduction of new products and technologies as well as the growth of multimedia content, including music, photos, movies and home video, in digital formats. Consumers are increasing their purchases of a variety of digital consumer electronics products, including portable digital music players, digital still cameras and digital video camcorders. The Consumer Electronics Association, or CEA, a trade association supporting the consumer technology industry, forecasts sales of MP3 players will increase from $1.2 billion in 2004 to $1.7 billion in 2005 and sales of digital cameras will increase from $4.5 billion in 2004 to $5.0 billion in 2005. With the proliferation of digital content, consumers are also increasingly focused on sharing their multimedia content between devices, resulting in increases in purchases of products such as PCs with media functionality, notebook computers, digital televisions, personal video recorders and home networking devices. The CEA forecasts that consumer electronics sales will reach $158 billion in 2008. The CEA defines consumer electronics to include consumer video products, home audio products and computers, peripherals, and computer software as well as video game hardware and software, portable audio products, mobile phones, home office products, and blank media and accessories.

Benefits of the Online Retail Channel

In contrast to traditional retail channels, the Internet provides e-commerce retailers with a number of distinct advantages. These include lower costs associated with managing a website compared to managing a physical store, greater reach to serve millions of customers from a central location, and the ability to immediately collect and analyze valuable customer demographic information and behavioral data. The inherent flexibility of the Internet enables e-commerce retailers to rapidly adjust and customize significant aspects of their websites, including customer interfaces, pricing and product descriptions. Product offerings can also be quickly changed or expanded on a centralized basis unlike offline retailers who inherently have limited “shelf space”. Collectively, these advantages allow Internet retailers to rapidly scale their businesses and build large customer bases.

Distributors and manufacturers are also attracted to the online retail channel for several reasons. The Internet provides suppliers with significant merchandising flexibility, including the ability to display a full product portfolio and communicate detailed product information, editorial content and pricing information to a large number of potential customers. The Internet also provides the capability for suppliers to receive real-time customer feedback that can be used to efficiently address changing market conditions.

The online retail channel also benefits consumers. The Internet allows consumers to shop 24-hours a day, seven days a week, access a large selection of products from the convenience of their home, office or anywhere with Internet access, compare prices between retailers without traveling between physical retail store locations, and make a purchase at their own leisure without receiving pressure from a salesperson.

Challenges Faced by Online Retailers

Although the online retail channel provides significant benefits over traditional retail channels, online retailers also face a number of challenges, including:

•	Establishing Brand Recognition and Customer Loyalty. It is important for Internet retailers to establish a recognized and trusted brand name online because consumers are generally wary of purchasing products from unfamiliar online retailers. Online retailers may also experience difficulty retaining their customers because of the relative ease of switching to different websites and purchasing products from other online retailers.

•	Providing a Broad and Available Product Selection. In order to appeal to consumers and attract new and repeat customers, online retailers must provide a large selection of products that are readily available for delivery. However, it is difficult to keep such a broad selection of products ready for delivery without incurring considerable inventory and warehouse costs.

•	Competing with Low Prices. Significant price competition exists between online retailers due to the ability of consumers to quickly compare prices on the Internet. Online retailers must be able to provide a high value proposition in order to attract and retain customers.

•	Achieving Sufficient Scale. Online retailers must achieve sufficient scale to compete successfully with other major online and offline retailers. Significant investments are required to build the necessary infrastructure and to pursue the marketing and sales campaigns necessary to drive traffic and convert website visitors into customers. Therefore, online retailers must have access to adequate capital and generate sufficient revenues to achieve the necessary scale to develop a profitable business.

•	Developing Technology Infrastructure. Online retailers must develop and implement flexible and scalable technology systems to appropriately accommodate large product catalogs with significant data storage needs, high volume transaction processing, order fulfillment workflow, and high quality customer support and management.

The Buy.com Solution

We believe our business model and technology-enabled outsourcing approach effectively address the challenges faced by online retailers while providing our customers and suppliers with key benefits, including:

•	Broad and Deep Product Selection. We offer a broad and deep selection of brand-name, high-quality, new and cutting-edge technology and entertainment products across multiple merchandise categories. We also offer close-out and refurbished products. We currently offer approximately two million SKUs in a range of categories, including consumer electronics, computer hardware and software, cell phones, books, music, video, games, digital music downloads, toys and sporting goods.

•	High Percent of In-Stock Products. We have established a network of distribution partners for each of our product categories and have established multiple sources of distribution and fulfillment to ensure a high availability of products. Our product offerings are updated frequently to reflect in-stock inventory, which keeps our merchandise selection relevant for our customers. In addition, through our flexible and proprietary technology infrastructure, we receive daily feedback from our suppliers on inventory positions, which allows us to efficiently merchandise our product offerings and coordinate shipment of orders from the optimal distributor.

•	Positive Shopping Experience. Our Buy.com website is designed to create a positive shopping experience. Our website provides valuable information to our customers, including detailed product descriptions, customer reviews, product availability and order status. Our customers can also locate products in a number of ways, such as by brand, category, part number or popularity, facilitating easy navigation among our various product categories.

•	Compelling Value. We attract new customers and retain existing customers by offering low prices on high-quality, brand-name products together with competitive shipping offers. At the same time, we provide additional value to our customers by providing timely and accurate order fulfillment and 24-hour customer support.

•	Strong Brand and Loyal Customer Base. We have strengthened our “Buy.com, The Internet Superstore” brand over the past seven years through our advertising, marketing and promotional campaigns and through our delivery of quality products at low prices. We have attracted more than seven million unique customers since our inception in 1997 and more than 50% of our annual revenues have been generated from repeat customers.

•	Scalable Business and Technology Infrastructure. We have made significant capital investments in our technology infrastructure to provide us with the ability to rapidly scale our business. Our technology infrastructure and outsourced fulfillment are designed to provide us with a flexible platform which will enable us to grow our business in a cost-effective manner. This enables us to process large transaction volumes, merchandise our broad selection of products and respond rapidly to new product releases or excess inventory opportunities from our suppliers.

Our Strategy

Our objective is to become the leading e-commerce company focused on retail commerce and services. The key elements of our strategy include:

•	Expand Brand Awareness. We intend to expand awareness of our “Buy.com, The Internet Superstore” brand through online and selected offline marketing efforts. In addition, we plan to enhance our customer acquisition programs to strengthen our brand awareness. As we continue to utilize these techniques and test and implement additional programs, we believe awareness of our brand will continue to grow.

•	Improve Customer Experience. We plan to continually improve the Buy.com shopping experience by enhancing our website and improving its ease of use, providing superior customer service through timely order information and improved response times, and ensuring accurate order delivery and fulfillment. As part of this strategy, we have launched a VIP program designed to provide our most loyal customers with additional benefits and services.

•	Optimize Customer Acquisition Efforts. We plan to continue to devote the majority of our customer acquisition efforts toward online campaigns, which we believe are the most cost-effective method of directing visitors to our website. We intend to continue marketing to our existing customer base using targeted e-mails, loyalty programs and incentives. In addition, we plan to focus on expanding our Affiliate Program, which currently has more than 75,000 members and generates a significant amount of visitor traffic.

•	Attract Young Consumers and Build Loyalty. We plan to increase our focus on younger consumers, many of whom have not established brand loyalty to any particular online retail site. We have recently launched Yub.com, a social networking community targeting a younger audience, where members can meet, interact and share perspectives on and purchase all types of products. We believe Yub.com will enhance the overall experience of our current customers as well as increase the traffic of potential new customers to the Buy.com website.

•	Capitalize on Complementary Business Opportunities. We seek to generate additional revenues through new, complementary business opportunities. We have recently identified several opportunities which we have implemented or plan to implement, including Yub.com, Google Search, the More Stores program (our retail affiliate program which allows certain third-party e-commerce retailers to market through our Buy.com website), BuyServices (our e-commerce services business which provides web design, transaction processing, customer support, merchandising/marketing, fulfillment and reverse logistics to third-party retailers), and a marketplace where third parties can sell their products on the Buy.com website. We believe these businesses and programs will provide additional revenues with higher margins as well as enhance our overall brand awareness.

•

Expand Product Offerings and Merchandise Categories. A key to our success is to focus on consumers who regularly shop online for cutting-edge technology, consumer electronics and entertainment products. To reinforce this focus, we strive to provide the newest and most popular products at the lowest prices with a convenient and simple shopping experience. We plan to selectively expand our product categories and broaden the merchandising of our existing categories while continuing to outsource our distribution and fulfillment operations.

Our Websites

Buy.com. We offer a broad and deep selection of approximately two million SKUs of technology and entertainment goods in key brand names. We generally select our product categories based upon product lines that have significant market potential, are well suited for e-commerce, and are in industries that allow us to establish relationships with strong distribution partners. We have focused on forming strong relationships with technology and consumer electronics distributors and manufacturers. As a result, 81% of our 2003 revenues and 88% of our 2004 revenues were derived from technology and consumer electronics products.

Our principal product categories are listed below. We frequently merchandise the same product in multiple categories in order to create a more convenient shopping experience for our customers.

•	Computer Hardware and Peripherals. Our computer hardware and peripherals product category contains subcategories for desktops, notebooks, digital memory, storage, monitors and displays, printers and scanners, and accessories. Major brands in this category include: Canon, Epson, Hewlett-Packard, IBM, Iomega, LexarMedia, Logitech, Toshiba and ViewSonic.

•	Consumer Electronics. Our consumer electronics category contains subcategories for home audio, personal electronics, car audio and video, home electronics, and electronics accessories. Major brands in our consumer electronics product category include: Apple, Canon, Creative Labs, Panasonic, RCA, Samsung, Sharp and Toshiba.

•	Digital Cameras. Our digital cameras category contains digital cameras and camcorders, camera memory and other accessories. Major brands in our digital cameras product category include: Canon, Casio, Fuji, Kodak, Konica Minolta, Nikon and Olympus.

•	Home Networking. Our home networking category contains subcategories for wireless networking, broadband networking, wired networking, Internet calling, as well as other types of networking. Major brands in our home networking product category include: Belkin, D-Link and Linksys.

•	Software. Our software category contains subcategories for business software, education, gaming, home and hobbies, kid’s center, Macintosh and multimedia. Major brands in our software product category include: Adobe Systems, Intuit, Microsoft and Symantec.

•	Cellular Equipment and Service. Our cellular equipment and service category contains subcategories for accessories, no contract cell phones, cell phones and cell phone service plans. Major brands in our cellular equipment and service product category include: Motorola, Nokia, Sanyo, Samsung, Siemens and Sony Ericsson.

•	Entertainment. Our entertainment category contains subcategories for DVDs, books, music CDs and game hardware and software. Major brands in this product category include: BMG, Disney, Fox, MGM, Microsoft, Nintendo, Sony, Universal and Warner Bros.

•	Music Downloads. Our digital music download service, BuyMusic, which was launched in July 2003, currently offers more than 500,000 songs from five major record labels as well as many independent labels.

•	Leisure. Our leisure category contains subcategories for toys, sporting goods and bags. Major brands in this product category include: Adidas, American Tourister, Eagle Creek, Fisher-Price, Kenneth Cole, Leapfrog, Mattel, Nike, PlaySkool, Samsonite, TaylorMade and Wilson.

•	Clearance. Our clearance category contains used and refurbished products. A majority of the products sold in this category are technology and consumer electronics products.

Other features of our website include:

•	Google Search. We recently signed a revenue-sharing agreement with Google that we believe will further assist us in monetizing our large volume of traffic. Under this agreement, we are paid a percent of Google revenues for clicks on sponsored searches generated through the Buy.com website.

•	More Stores. Our More Stores retail affiliate program allows third-party e-commerce retailers, who generally do not compete directly with us or sell product categories not offered by us, to sell through our Buy.com website. These third parties pay us a recurring monthly fee and/or a share of revenue.

•	Marketplace. In the first half of 2005, we intend to launch a marketplace on our Buy.com website that will allow consumers and third-party retailers to sell new and used products through the Buy.com website.

Yub.com. In September 2004, we acquired Metails Incorporated, which operated a social networking site, to further expand our reach to young individuals for whom we believe word-of-mouth is key to discovering new trends. Metails was founded in 2003 and has filed patent applications related to the intersection of social networking and e-commerce and the construction of unique, online communities where users create webpages containing information about themselves, including their interests and opinions about various products. In December 2004, the name of the website was changed from Metails.com to Yub.com to reflect the focus on “young urban buyers”. The name of the company is also “buy” spelled in reverse.

Yub.com is an online mall and social networking site that connects people with similar interests. When users shop at Yub.com, they share cash rewards with other members on every item they buy. Yub.com incorporates the product catalogs of Buy.com as well as other third-party online merchants and receives affiliate fees when consumers complete their purchases at these online stores. Yub.com then rewards the buyer and the referrer with a portion of these affiliate fees. Thus, the individual purchasing a product through Yub.com and the person who provided the product advice are both rewarded for using the website. By enabling users to share specific product information, reviews and rewards with other shoppers that have comparable interests, Yub.com acts as a real-time, highly relevant consumer information destination.

Distribution and Fulfillment

We outsource all of our distribution and fulfillment functions to third parties. We believe an outsourced operating infrastructure is key to an efficient and profitable e-commerce model. We have entered into relationships with leading distributors in each of our product categories. In addition, we have established multiple sources for distribution and fulfillment for those products that generate the majority of our revenue. Our distributors carry a vast inventory of products located in warehouses throughout the country from which products are picked, packed and shipped directly to our customers.

We have developed proprietary sourcing technology that allows us to choose, for any particular customer order, the optimal distributor to fulfill the order based on a number of factors, including lowest cost (which may include costs relating to shipping from more than one warehouse or source) and best availability. Through this system, we have been highly effective at leveraging the inventory management and fulfillment capabilities of each of our providers to deliver products quickly and cost effectively. Our order processing system electronically transmits orders placed by our customers directly to the optimal distributor. These orders are automatically transmitted into the distributor’s system where they are processed and sent to a warehouse to be fulfilled. In the event that the products in a customer order are not all located in the same warehouse, our distributors will generally cascade the order across several warehouses beginning with the one nearest to the customer’s shipping address. By accessing distributor warehouses throughout the country, we have become more effective at minimizing shipping costs as well as quickly delivering products to our customers. Our distributors also regularly provide us with data on inventory quantities, shipping status and shipper tracking numbers, which allows our customers to link to FedEx or United Parcel Service, if applicable, to provide information on delivery status.

Ingram Micro is our largest distributor and fulfilled more than 66% of our orders, based on revenues, in 2004. Our distributor agreement with Ingram Micro requires us to use Ingram Micro as our primary distributor for various computer products, including computer hardware and software products (excluding electronic software downloads). Our distributor agreement with Ingram Micro expires in August of 2005, and the agreement renews automatically for one-year periods, unless either party provides at least 120 days prior written termination notice to the other party. The agreement may be canceled at any time with or without cause with 120 days’ notice by either party. No other distributor currently fulfills more than 10% of our orders based on revenue.

Marketing

Our marketing efforts are aimed at acquiring new customers, encouraging repeat purchases and continually enhancing our brand. We have taken a disciplined and selective approach in our marketing strategy and utilize our proprietary web analytics tools to assist in making our marketing decisions and to maximize the return from promotional expenditures.

Our current marketing activities, which are primarily online, include the following:

•	Targeted E-mails. We engage in targeted weekly e-mail campaigns to various segments of our customer database. We analyze and identify particular customers for specific promotions designed to increase customer traffic and sales.

•	Affiliate Program. Our Affiliate Program, which was started in 2000, consists of more than 75,000 affiliate relationships. The program is a cost-effective, pay-for-performance vehicle that generates a significant amount of visitor traffic. Under the program, an affiliate will receive a percentage of any purchase made by a visitor who was “referred” to us from the affiliate’s website. We have an exclusive relationship with LinkShare Corporation which manages and provides tracking and reporting technology for our Affiliate Program.

•	Comparison Shopping Engines. We submit product data files to comparison shopping engines in order to have our products displayed within various price comparison sites such as CNET, PriceGrabber and Shopping.com. We pay for such advertising based on click-throughs resulting from listings of our products on such price comparison sites.

•	Paid Search. We bid for specific words on search engine websites in order to be included in the search results when visitors conduct product searches on these sites. Our broad and constantly changing product selection enables us to utilize a large quantity of key words that we frequently test and measure for their effectiveness.

•	Display Advertising. We place advertisements on various websites such as AOL.com, MSN.com and Yahoo.com. Our advertisements on these sites are typically focused on increasing brand awareness or are product-specific placements that encourage visitors to click through directly to our website.

Customer Service and Support

We are committed to providing superior customer service, and we plan to continue to make technological and systems advancements to enhance the overall shopping experience for our customers. We believe customer support throughout the shopping experience is a key element in providing a convenient shopping forum for our customers and establishing customer loyalty. As a result, we have made customer service a focal point of our operations. Our customer service representatives are available for support 24 hours a day, seven days a week. We believe our high level of service builds customer loyalty by creating a comfortable and familiar shopping experience at Buy.com.

To enhance our ability to scale our operations quickly, we have outsourced our first-level customer support to vCustomer, a U.S.-based provider of offshore customer service support. In accordance with our focus on providing high quality customer service, our agreement with vCustomer requires that vCustomer meet certain service levels and handling times in responding to first-level customer support inquiries via e-mail, phone and online chat. We also train vCustomer representatives on our culture and customer service protocols to ensure a cohesive customer support system and a high level of service. The agreement with vCustomer continues until January 1, 2007, but we may also terminate our agreement with vCustomer without cause by providing 60 days’ prior written notice. Our outsourced customer support strategy allows us to scale our support staff to meet our customers’ needs while avoiding unnecessary expenses associated with maintaining a large in-house staff all year. We maintain a small in-house staff of customer service representatives to handle more complex customer inquiries.

Customers can currently interact with our representatives through a toll-free telephone number or by e-mail. In 2005, we intend to provide an online chat service to further enhance our real-time support. We also strive to keep customers informed regarding the status of their orders. We automatically send e-mails confirming receipt of an order, as well as follow-up e-mails to notify customers of their product shipment, package tracking information and back order status.

In addition to our telephone and e-mail support, we have built an extensive self-help environment on our Buy.com website. This tool allows customers to review all information regarding their current orders and past order history. Our website also provides information on our hassle-free return policy which allows most products to be returned within 30 days of shipment. Within the website, customers may track shipped orders with FedEx and United Parcel Service, check the status of orders being processed, and access links to our technology partners’ websites for technical support. By providing this support through the website, we benefit from significant cost savings while providing the customer more efficient and timely information and service.

Technology and Systems

Our proprietary technology platform and product sourcing engine enables us to integrate with multiple distributor partners to efficiently identify available inventory in multiple warehouses and effectively merchandise our online retail store with high quality, branded products for our customers. This technology-enabled approach provides a variety of benefits to us including cost efficiencies, operating flexibility, enhanced scalability, and greater focus on our core competencies of e-commerce technology, merchandising and online marketing.

We have implemented a combination of proprietary and licensed technologies. Our strategy is to optimize the license of available technology with our internal development efforts on creating and enhancing our specialized, proprietary software e-commerce platform. Our licensed technology consists primarily of Intel based servers running Microsoft’s operating system, database and web server software. Yub.com is currently based on open source technologies including Linux, Apache, MySQL and PHP. Our proprietary software has been developed over the past seven years to provide features, business logic and tools that allows us to efficiently integrate with our distributors and to merchandise approximately two million SKUs.

Our website’s user interface, ordering and customer communication components, includes redundant hardware on mission critical components, which we believe can survive the failure of several entire servers with limited downtime. We currently do not have full platform redundancy or fully redundant data centers, or replicated databases, located outside of Southern California. Consistent with our operating strategy, we have entered into an agreement to outsource the location of our Web servers to an Internet data center specialist, SAVVIS Communications Corporation, which maintains an extensive national network. SAVVIS provides redundant Internet connections to multiple Internet access points, a secure physical environment, climate control and redundant power. In addition, SAVVIS provides us with 24 hours a day, seven days a week hosting systems monitoring and escalation. SAVVIS currently hosts our Web operations in its Irvine, California data center, and we believe there is adequate available floor space to support our growth in this facility. Our agreement with SAVVIS expires in June 2005 and the agreement renews automatically for one year periods. At any time following June 2005, we may terminate the agreement without cause upon 90 days’ prior written notice.

Competition

The markets for the products that we offer are very competitive, are rapidly evolving and have relatively low barriers to entry. In addition to other online retailers, we compete with the physical stores, catalogs and websites of traditional offline retailers. Competition may increase in the future, which could require us to reduce prices, increase advertising expenditures or take other actions that may have an adverse effect on our operating results. We believe that competition in our market is based predominantly on:

•	brand recognition;

•	product selection;

•	price and shipping offers;

•	product availability;

•	ease-of-use of website; and

•	order delivery performance and customer service.

We currently compete with a variety of companies that can be divided into two broad categories: (i) multi-category retailers such as Amazon.com, Overstock.com and Wal-Mart, and (ii) specialty retailers or manufacturers such as Best Buy, Circuit City, CompUSA and Dell. Many of our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than we do. New technologies and the continued enhancement of existing technologies also may increase competitive pressures on our company.

We compete not only for customers, but also for favorable product allocations and cooperative advertising support from product manufacturers. Some of our competitors could enter into exclusive distribution arrangements with our vendors and deny us access to their products, devote greater resources to marketing and promotional campaigns and devote substantially more resources to their website and systems development than us. In addition, some manufacturers whose products are listed on our website also sell their products directly to end-users.

Intellectual Property

We regard the protection of our copyrights, service marks, trademarks, trade secrets and other intellectual property rights as critical to our future success. We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights in products and services. We have acquired and registered many of our domain names with regulatory bodies in an effort to protect these intellectual property rights. It is our policy to enter into confidentiality and invention assignment agreements with our employees and contractors and nondisclosure agreements with our suppliers and strategic partners in order to limit access to and disclosure of our proprietary information. We cannot assure you that these contractual arrangements or the other steps taken by us to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. In addition, we have pursued the registration of our key trademarks and service marks in the U.S. “Buy.com” and “BuyMusic” are our federally registered trademarks, and we have pending applications for other trademarks in the U.S., including “Yub.com.” We have filed patent applications on certain parts of our technology; however, we do not currently possess any patents and we cannot assure you that any pending patent applications will be issued. There is no guarantee that the patents, trademarks and service marks for which we have applied for will offer adequate protection under applicable law, and effective intellectual property protection may not be available in every country in which our services may be made available in the future. We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future, if at all. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

Government Regulation

We are subject to federal and state consumer protection laws and regulations, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices, as well as laws and regulations governing businesses in general and the Internet and e-commerce. As the Internet becomes increasingly popular, additional laws and regulations may be adopted with respect to the Internet, the effect of which on e-commerce and social networks is uncertain. These laws may cover issues such as user privacy, spyware and the tracking of consumer activities, marketing e-mails and communications, other advertising and promotional practices, money transfers, freedom of expression, pricing, content and quality of products and services, taxation, electronic contracts and other communications, intellectual property rights and information security. Furthermore, it is not clear how existing laws such as those governing issues such as property ownership, sales and other taxes, libel, trespass, data mining and collection, and personal privacy apply to the Internet, social networking and e-commerce. Any new legislation or regulation, or the interpretation or application of existing laws and regulations to the Internet or other online services, may have a material adverse effect on our business, prospects, financial condition and results of operations by, among other things, impeding the growth of the Internet, subjecting us to fines, penalties, damages or other liabilities, requiring costly changes in our business operations and practices, and reducing customer demand for our products and services.

For example, the state of California has recently enacted a number of laws and regulations which may affect our business and operations. Recently enacted legislation in California requires us to notify our California customers if certain personal information about them is obtained by an unauthorized person, such as a computer hacker. In addition, starting January 1, 2005, retailers with a presence in California are required to begin collecting a new Electronic Waste Recycling Fee in connection with the sale of certain video display devices to California residents. In September 2004, the California legislature enacted the “Consumer Protection Against Computer Spyware California Act”, which bans (i) unauthorized users from installing on computers owned by Californians any software that deceptively or surreptitiously takes control of the computer’s functionality, modifies the computer’s functionality and causes the computer’s functionality to be modified, and (ii) software that also, by fraudulent means, enables personally identifiable information to be collected. Similar legislation has been enacted in Utah and introduced in Michigan and New York and the U.S. Congress. In 2003, the California legislature enacted the “Online Privacy Protection Act of 2003” which requires operators of commercial websites or online services that collect personal information on California residents through a website to conspicuously post the website’s privacy policy, which, among other things, must identify the categories of personally identifiable information collected about site visitors and the categories of third parties with whom the operator may share the information on the site and comply with its posted privacy policy.

Actions or regulations have also recently been taken, enacted or proposed by other states and the federal government. In 2003, Congress enacted the “Controlling the Assault of Non-Solicited Pornography and Marketing Act” (CANSPAM), which requires unsolicited commercial e-mail messages to be labeled and to include opt-out instructions and the sender’s physical address, and which prohibits the use of deceptive subject lines and false headers in such messages. Furthermore, in 2002, the Federal Trade Commission (FTC) issued guidance recommending that paid-search results be clearly distinguished from non-paid results, that the use of paid-search be clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid-search listings on search results.

We may also be subject to additional laws and regulations in connection with Yub.com, our recently acquired social networking website, and our third-party marketplace, which we plan to launch in the first half of 2005. Social networking is a new and developing field, and the liabilities of online providers of such sites is currently uncertain. In addition, it is not clear how existing laws and regulations such as those governing copyright and trademark infringement, personal privacy, defamation, negligence and the protection of minors may be interpreted or amended to apply to our social networking and marketplace services. For example, the Digital Millennium Copyright Act, which is in part intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe the copyrights of others, was adopted by Congress in 1998. In 1998, Congress also adopted the Protection of Children from Sexual Predators Act, which requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. If we do not meet the safe harbor requirements of the Digital Millennium Copyright Act with respect to alleged copyright violations, or report and/or prevent the posting of items that violate other federal and state laws and regulations, we could be exposed to costly and time-consuming litigation and/or other sanctions. In addition, although membership in Yub.com is restricted to persons who are at least 18 years of age, the manner in which our websites are operated and in which information and content are posted may subject us to the Children’s Online Privacy Protection Act and the Children’s Internet Protection Act. Furthermore, laws and regulations relating to money transfers, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (better known as the “Patriot Act”), which requires certain reporting and compliance regarding fund transfers and payments, and the Financial Modernization Act of 1999 (also known as the “Gramm-Leach-Bliley Act”), which includes protections for personal financial information of consumers held by financial institutions, as well as other state and federal money transfer and money laundering laws, may be interpreted or amended to apply to our new Yub.com site’s payment of rewards for persons who participate in the purchase of products through the website. As social networking and online marketplaces evolve, additional laws and regulations may be adopted restricting the activities allowable on such websites or the way providers operate such websites.

Legal Proceedings

In July 2001, we and certain of our former officers and former and current directors were named in a series of class action stockholder suits in connection with our first initial public offering which was completed in February 2000. We subsequently became a privately held corporation pursuant to a merger completed in November 2001. The lawsuits were consolidated into a single complaint with other similar stockholder lawsuits involving more than 250 companies, including us, and various underwriters, in an action entitled In re: Initial Public Offering Securities Litigation in the Southern District of New York (File No. 21 MC 92 (SAS)). In the consolidated action, plaintiffs allege that the defendants violated Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. Plaintiffs allege that the registration statement and prospectus relating to our public offering completed in 2000 failed to disclose material facts regarding the compensation to be received by, and the stock allocation practices of, the underwriters. A memorandum of understanding to settle this litigation between all defendants (other than the underwriters) and the plaintiffs was executed in 2003 and is currently pending court approval. The underwriters have filed motions opposing such settlement. In August 2002, we were named in a lawsuit entitled Charles E. Hill & Associates, Inc. v. Amazon, et al. for patent infringement in the Eastern District of Texas, wherein it is alleged that we, along with other retailers, infringe Hill’s patents relating to (i) an electronic catalog system and method for producing information related to a selected product on a remote computer, (ii) a method for updating a remote computer as a means of storing product data, and (iii) an electronic catalog system and method to display product information data. In February 2003, we were named, along with other retailers and manufacturers, in a lawsuit filed in San Francisco County Superior Court, entitled Dowhal v. Amazon, et al. alleging unfair business practices relating to allegedly false representations as to the speed of printers. In each of the foregoing lawsuits, plaintiffs are seeking unspecified damages as well as injunctive relief. Defending against these actions may involve significant expense and diversion of management’s resources. Furthermore, due to the inherent uncertainties of litigation, we may not prevail in these actions and they may result in significant judgments against us.

From time to time, we may be subject to other legal proceedings and claims in the ordinary course of our business, including claims based on pricing errors and/or other errors in product information or advertisements. These claims, even if not meritorious, could be costly and time consuming and could divert our management and key personnel from our business operations. In connection with such litigation, we may be subject to significant damages or equitable remedies relating to the operation of our business and the sale of products on our website. The uncertainty of litigation increases these risks. Any such litigation may materially harm our business, results of operations and financial condition.

Employees

As of December 31, 2004, we had 121 full-time employees, including 36 in marketing, merchandising and sales, 7 in customer support, 54 in web development and information technology, 6 in operations and reverse logistics and 18 in finance, human resources and administration. During the holiday shopping season, we have historically hired a number of temporary employees.

Facilities

Our principal facility is located in Aliso Viejo, California and consists of approximately 25,000 square feet of office space under a lease that expires in June 2009. We believe our existing facility will be sufficient for our needs for at least the next twelve months.

MANAGEMENT

Executive Officers and Directors

The following table provides information with respect to our executive officers and directors as of January 15, 2005:

Name	Age	Position(s)
Scott A. Blum	41	Chairman of the Board and Chief Executive Officer
Neel Grover	34	President, Chief Operating Officer, Director and Secretary
Robert R. Price	52	Chief Financial Officer
Roger Andelin	41	Chief Information Officer
Robb Brock	41	Chief Technology Officer
Greg Giraudi	37	General Counsel and Vice President, Legal Affairs
Frank Biondi	60	Director
Donald M. Kendall	83	Director
Jacques Nasser	57	Director
Charles W. Richion	68	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nomination and Governance Committee.

Scott A. Blum is the founder of the company and has been our Chairman and Chief Executive Officer since November 2001. Mr. Blum previously served as our Chief Executive Officer and Chairman from June 1997 to October 1999. Since November 1999, Mr. Blum has served as the Managing Partner of ThinkTank Holdings LLC, a private equity investment fund. Prior to founding Buy.com, Mr. Blum founded other technology companies including Pinnacle Micro, Inc., a provider of removable optical storage systems, and MicroBanks, a manufacturer of technology enhancement products for IBM PS/2 and Macintosh personal computers.

Neel Grover has been our President since September 2003, our Chief Operating Officer since October 2004 and a director since November 2001. In addition, Mr. Grover has been the Chief Executive Officer of Yub, Inc. since September 2004. From March 2003 to September 2003, Mr. Grover served as President of BuyNetwork Inc., the former parent company of Buy.com. From January 2000 to March 2003, Mr. Grover served in various capacities at ThinkTank Holdings, most recently as President. From 1995 to 1999, Mr. Grover worked as an attorney in the Business & Technology Departments of the law firms of Brobeck, Phleger & Harrison LLP and Jones, Day, Reavis & Pogue. Mr. Grover received his J.D., cum laude, from the University of San Diego School of Law and his B.A. in Economics from the University of California at Irvine.

Robert R. Price has been our Chief Financial Officer since February 2001. Mr. Price also served as a director from November 2001 to January 2005 and as our President from August 2001 to September 2003. Prior to joining Buy.com, from September 1995 to July 2000, Mr. Price held various management positions at PairGain Technologies, Inc., a publicly held telecommunications equipment manufacturer, most recently as Senior Vice President and Chief Financial Officer. From 1992 until 1995, Mr. Price was the Corporate Controller for Triconex Corporation, a manufacturer of fault-tolerant control systems. Prior to 1992, Mr. Price held financial management positions at both public and privately held companies. Mr. Price also spent

10 years in public accounting both as an auditor and a tax advisor. Mr. Price received his B.S. in Business Administration, with an emphasis on accounting, from California Polytechnic University, Pomona.

Roger Andelin has been our Chief Information Officer since June 2003. From December 2002 until June 2003, Mr. Andelin served as our Vice President of Business Development. From June 2002 to December 2002, Mr. Andelin was Director of Strategic Accounts for eBuilt, and from December 2000 until June 2002, Mr. Andelin was an independent business and technology consultant. From October 1999 to December 2000, Mr. Andelin was the President and Chief Technology Officer of Aqueduct, Inc. (currently ChannelWave), an e-commerce service provider which was spun out of Buy.com in October 1999. From October 1998 until October 1999, Mr. Andelin was Director of Business Development for Buy.com. Mr. Andelin’s prior experience includes management, sales and marketing experience with Sun Microsystems, Inc. and Sony Electronics Inc. Additionally, Mr. Andelin was co-founder and President of Extreme Software, a multimedia software company. Mr. Andelin received an M.B.A. from Pepperdine University and a B.S. in Information and Computer Science from the University of California at Irvine.

Robb Brock, a co-founder of Buy.com, has been our Chief Technology Officer since October 2003. From August 2001 to April 2003, Mr. Brock served as the Chief Technology Officer of Interactive Media where he designed hardware for the digital signage and way finding industries. Prior to that, from April 2000 to August 2001, Mr. Brock was involved in several start-up ventures, and from July 1997 to April 2000, Mr. Brock was Vice President, Technology at Buy.com. From June 1994 to December 1996, Mr. Brock was a consultant to First American Title and was instrumental in its intranet, extranet and Internet development projects. Mr. Brock has also served as Vice President of Software Development at Datafaction, Inc., a software development company, and worked as an independent consultant/contractor specializing in PICK software solutions for the manufacturing, distribution, direct marketing, photographic processing and accounting industries. Mr. Brock received a B.S., summa cum laude, in Computer Science from National University.

Greg Giraudi has been our General Counsel and Vice President, Legal Affairs since October 2003. From September 1999 to October 2003, Mr. Giraudi was an attorney in the Business & Technology Departments of the law firms of Dorsey & Whitney LLP and Brobeck, Phleger & Harrison LLP. Prior to that, Mr. Giraudi spent more than six years in various engineering and management roles at Fluor Corporation, a publicly held engineering and construction firm. Mr. Giraudi received his J.D., magna cum laude, from the University of San Diego School of Law and his B.S. in Chemical Engineering from the University of California at San Diego.

Frank Biondi has been a director since November 2004. Prior to that, he served as one of our advisory board members from October 2002. Since June 1999, Mr. Biondi has been a Senior Managing Director of WaterView Advisors LLC, an investment advisor organization. From April 1996 to November 1998, Mr. Biondi was Chairman and Chief Executive Officer of Universal Studios, Inc., and from July 1987 to January 1996, Mr. Biondi served as President and Chief Executive Officer of Viacom, Inc. Mr. Biondi currently serves as a member of the boards of directors of Harrah’s Entertainment, Inc., Hasbro Inc., The Bank of New York Company, Inc. and Amgen Inc. Mr. Biondi received an M.B.A. from Harvard University and his B.A. in Psychology from Princeton University.

Donald M. Kendall has been a director since June 2004, and previously served as a director from August 1998 to November 2001. He also served as one of our advisory board members from October 2002 to June 2004. Since 1991, Mr. Kendall has been a Consultant and Ambassador at Large for PepsiCo, Inc., and from 1986 to 1991, he served as the Chairman of the Executive Committee for PepsiCo. From 1965 to 1986, Mr. Kendall was PepsiCo’s Chairman of the Board and Chief Executive Officer. Mr. Kendall currently serves as a member of the board of directors of The Orvis Company, Inc. Mr. Kendall attended Western Kentucky University before becoming a Navy pilot in World War II, and he holds several honorary doctorate degrees from universities such as Babson College, Gonzaga University, Mercy College and the State University of New York (SUNY).

Jacques Nasser has been a director since June 2004. Prior to that, he served as one of our advisory board members from October 2002. Since November 2002, Mr. Nasser has been a senior partner at One Equity Partners, the equity investment unit of Bank One Corporation. In addition, Mr. Nasser is currently the Chairman of Polaroid Corporation. From 1998 to 2001, Mr. Nasser served as the President, Chief Executive Officer and a director of Ford Motor Company, and from 1996 to 1998, Mr. Nasser served as the president of automotive operations of Ford Motor Company. Mr. Nasser currently serves on the boards of directors of News Corporation’s British Sky Broadcasting Group, Quintiles Transnational Corporation and Brambles Industries, and also serves on the advisory board of Allianz A.G. Mr. Nasser received a degree in business studies from the Royal Institute of Melbourne.

Charles W. Richion has been a director since June 2004, and previously served as a director from August 1998 to November 2001. From June 1997 to July 1998, Mr. Richion was the Vice President of Corporate Development for Identix, Inc. From 1965 to 1996, Mr. Richion served as the Vice President of U.S. Sales and Vice President of Global Partners at Hewlett-Packard Company. Mr. Richion received his B.S. in Electrical Engineering from the University of Pennsylvania.

Classified Board of Directors

The size of our board of directors has been set at seven. We currently have six directors and one vacancy. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Effective upon the closing of this offering, we will divide the terms of office of the directors into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2006;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2007; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2008.

Upon the closing of this offering, Class I shall consist of Messrs. Grover and Richion, Class II shall consist of Messrs. Biondi and Nasser, and Class III shall consist of Messrs. Blum and Kendall. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. A resolution of the board of directors or affirmative vote of at least 66 2/3% of our outstanding voting stock may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nomination and governance committee.

Audit Committee. The functions of our audit committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent auditors and with internal financial personnel regarding these matters;

•	pre-approving audit and non-audit services to be rendered by our independent auditors;

•	recommending to our board of directors the engagement of our independent auditors and oversight of the work of our independent auditors;

•	reviewing our financial statements and periodic reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and auditing matters;

•	reviewing our financing plans and reporting recommendations to our full board of directors for approval and to authorize action; and

•	administering and discussing with management and our independent auditors our code of ethics.

Both our independent auditors and internal financial personnel regularly meet privately with the audit committee and have unrestricted access to this committee.

Compensation Committee. The functions of our compensation committee include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

•	exercising authority under our employee benefit plans;

•	reviewing and approving executive officer and director indemnification and insurance matters; and

•	advising and consulting with our officers regarding managerial personnel and development.

Nomination and Governance Committee. The functions of our nomination and governance committee include:

•	identifying qualified candidates to become members of our board of directors;

•	selecting nominees for election of directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected);

•	selecting candidates to fill vacancies on our board of directors;

•	developing and recommending to our board of directors our corporate governance guidelines; and

•	overseeing the evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Director Compensation

We currently do not provide our non-employee directors with cash compensation for their service as directors, but we do reimburse them for out-of-pocket expenses incurred in connection with attending meetings of our board of directors and committees of the board of directors. Although we currently do not intend to provide cash compensation to our non-employee directors after the consummation of this offering, we may decide to provide such compensation in the future.

Our directors may participate in our stock option plans. In 2004, we granted to one of our non-employee directors an option to purchase 346,413 shares of our common stock at an exercise price of $1.36 per share. Each other non-employee director currently has an option to purchase 346,413 shares of our common stock at an exercise price of $0.36 per share as a result of our assumption of certain options in connection with the merger of BuyNetwork Inc., our former parent corporation, into us. Any independent director who is first elected to the board of directors following this offering will be granted an option to purchase 346,413 shares of our common stock on the date of his or her initial election to the board of directors. Such options will have an exercise price per share equal to the fair market value of our common stock on the date of grant and will vest over a three year period, subject to the director’s continuing service on our board of directors. The term of each option granted to a non-employee director shall be 10 years. These options will be granted under our 2005 Equity Incentive Plan and the terms of options granted under such plan are described in more detail under “— Employee Benefit Plans.”

Employment Contracts and Termination of Employment and Change of Control Arrangements

We do not have any employment contracts with any of our named executive officers. Accordingly, our board of directors may terminate the employment of any named executive officer at any time at its discretion.

Executive Compensation

The following table shows information regarding the compensation earned by our Chief Executive Officer and our other four most highly compensated executive officers, collectively referred to as the named executive officers in this prospectus, during the fiscal year ended December 31, 2004. No named executive officer received personal benefits or perquisites that exceeded the lesser of $50,000 or 10% of his total annual salary and bonus for the years indicated.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Salary	Bonus	Other Annual Compensation	Shares of Common Stock Underlying Options (#)
Scott A. Blum(1)	—	—	—	—
Chief Executive Officer and Chairman
Neel Grover	$166,731	—	—	1,780,000
President, Chief Operating Officer and Director
Robert R. Price	$159,051	—	—	—
Chief Financial Officer
Roger Andelin	$144,420	—	—	200,000
Chief Information Officer
Greg Giraudi	$154,168	—	—	200,000
General Counsel and Vice-President, Legal Affairs

(1)	We do not pay a salary to Mr. Blum, who is also our principal stockholder.

Option Grants in Last Fiscal Year

The following table sets forth information regarding options granted to the named executive officers during 2004. No stock appreciation rights were granted to any of our named executive officers in 2004.

	Individual Grants
Name	Number of Securities Underlying Options Granted(2)	% of Total Options Granted to Employees in 2004(3)	Exercise Price Per Share(4)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
					5%	10%
Scott A. Blum	—	—	—	—	—	—
Neel Grover	1,780,000	60.8%	$1.36	01/14/14	$1,522,428	$3,858,132
Robert R. Price	—	—	—	—	—	—
Roger Andelin	200,000	6.8%	$1.36	01/14/14	$171,059	$433,498
Greg Giraudi	200,000	6.8%	$1.36	01/14/14	$171,059	$433,498

(1)

Potential realizable values are net of exercise price, but before the payment of taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of the common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

(2)	Each option was granted under our 2002 Stock Option/Stock Issuance Plan and is immediately exercisable but is subject to a right of repurchase which lapses over a three year period.
(3)	During the year ended December 31, 2004, we granted to our employees options to purchase an aggregate of 2,926,400 shares of our common stock under our 2002 Stock Option/Stock Issuance Plan.
(4)	All options were granted at an exercise price equal to the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors.

Year-End Option Holdings

The following table provides aggregated option information for the named executive officers as of December 31, 2004. None of our named executive officers exercised any stock options during the fiscal year completed December 31, 2004.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Holdings

Name	Number of Securities Underlying Unexercised Options(#)		Value of Unexercised In-the-Money Options(1)
	Exercisable(2)	Unexercisable	Exercisable(2)	Unexercisable
Scott A. Blum	—	—	—	—
Neel Grover	6,691,224	—		—
Robert R. Price	6,948,268	—		—
Roger Andelin	912,827	—		—
Greg Giraudi	892,826	—		—

(1)	The fiscal year-end values of unexercised in-the-money options listed above have been calculated on the basis of the assumed initial public offering price of $ , less the applicable exercise price per share, multiplied by the number of shares underlying such options.
(2)	All of the options in the table above are immediately exercisable, but the shares subject to such options are subject to a right of repurchase to the extent they are unvested.

Employee Benefit Plans

Buy.com Inc. 2002 Stock Option/Stock Issuance Plan

Our 2002 Stock Option/Stock Issuance Plan, or 2002 plan, was adopted by our board of directors and approved by our stockholders in January 2002. A total of 24,718,766 shares of our common stock have been reserved for issuance under the 2002 plan. Under the 2002 plan, we are authorized to grant to officers and other employees options to purchase shares of our common stock intended to qualify as incentive stock options, as defined under Section 422 of the Internal Revenue Code of 1986, and to employees, consultants or independent contractors options that do not qualify as incentive stock options under the Internal Revenue Code. All options granted under the 2002 plan, as amended, have terms not exceeding 10 years and are immediately exercisable but vest over time. Options granted under the 2002 plan are not transferable by the recipient except by will or by the laws of descent and distribution. As of January 15, 2005, 24,237,758 shares of our common stock were issuable upon exercise of outstanding options granted under the 2002 plan. No further option grants will be made under the 2002 plan after the date of the effectiveness of the registration statement of which this prospectus forms a part. Although no further options will be granted under this plan, all outstanding options will be administered under the terms and conditions of such plan.

BuyNetwork Inc. 2002 Stock Option/Stock Issuance Plan

In connection with the merger of BuyNetwork Inc. (formerly known as Direct Response Network Inc.) with and into us in 2004, we assumed the Direct Response Network Inc. 2002 Stock Option/Stock Issuance Plan. Participation in the assumed plan is limited to officers, employees, directors and service providers of BuyNetwork. As of January 15, 2005, options for 3,810,545 shares of our common stock were outstanding under the assumed BuyNetwork plan. We do not intend to grant any new options under the BuyNetwork plan. Although no further options will be granted under this plan, all outstanding options will be administered under the terms and conditions of such plan.

BuyMusic Inc. 2003 Stock Option/Stock Issuance Plan

In connection with the merger of BuyMusic Inc. with and into us in 2004, we assumed the BuyMusic Inc. 2003 Stock Option/Stock Issuance Plan. Participation in the assumed BuyMusic plan is limited to officers, employees, directors and service providers of BuyMusic. As of January 15, 2005, options for 315,000 shares of our common stock were outstanding under the assumed BuyMusic plan. We do not intend to grant any new options under the BuyMusic plan. Although no further options will be granted under this plan, all outstanding options will be administered under the terms and conditions of such plan.

2005 Equity Incentive Plan

Our 2005 Equity Incentive Plan, or 2005 plan, was adopted by our board of directors in              2005 and by our stockholders in              2005, to become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. The 2005 plan is designed to provide for the granting to our employees, officers, directors (including non-employee members of our board of directors), consultants and independent contractors providing services or other benefits to us or to any of our subsidiaries, of: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights, or SARs; (iii) restricted stock and restricted stock units; (iv) performance awards, including stock, other securities, cash or other property; and (v) other stock-based awards.

Administration of the Plan. The 2005 plan will be administered by the compensation committee of our board of directors with respect to directors and executive officers, and by our board of directors with respect to all other employees unless our board of directors otherwise delegates that function to the compensation committee. The administrator will have complete discretion and authority to establish rules for the administration of the 2005 plan, select the persons to whom awards are granted, determine the types of awards to be granted and the number of shares of common stock, securities or other property covered by awards, effect the cancellation, forfeiture or suspension of awards and set the terms and conditions of awards. The administrator may also accelerate the exercisability of any award, or determine whether the payment of any amounts payable under any award shall be deferred. Awards may provide that upon grant or exercise, the holder will receive shares of common stock, other securities or property, cash or any combination of such, as the administrator will determine.

Shares Reserved for Issuance. We have reserved              shares of common stock for issuance under our 2005 plan. In addition, the number of shares of common stock reserved under our 2005 plan will automatically be increased on the first of each year, beginning on January 1, 2006, in an amount equal to the lesser of (i)              shares or (ii)     % of the number of shares of our common stock outstanding on the last day of the preceding year or (iii) such lesser number as determined by our board of directors. This automatic increase in authorized shares shall expire and be of no further effect on December 31, 2015, unless our stockholders approve additional incremental share allocations. In order to meet the requirements of Section 162(m) of the Internal Revenue Code, our 2005 plan contains a limit on the maximum number of shares of our common stock that may be granted to an individual in any calendar year, subject to adjustment as described in the 2005 plan.

In connection with stock splits, reverse stock splits, stock dividends, recapitalizations, reorganizations, mergers, consolidations, exchanges and certain other events affecting our common stock, the administrator may make adjustments it deems appropriate in the number and type of shares of our common stock or other securities or property that thereafter may be made the subject of grants, the number and type of shares of our common stock or other securities or property subject to outstanding grants and the purchase or exercise price with respect to any grant.

If any stock options, SARs, restricted stock, restricted stock units, performance awards or other stock-based awards granted under the 2005 plan terminate or are forfeited without having been exercised, the shares subject to such grants will again be available for granting under the 2005 plan. In addition, if any shares of our common stock or other securities or property are surrendered in payment of the exercise price of a granted award, or in connection with the satisfaction of tax obligations related to a granted award, those shares will again be available for grants of awards under the 2005 plan, except those shares surrendered in connection with satisfying tax obligations, which will not be available for future grants of incentive stock options.

Eligibility. All of our employees, officers, directors, including non-employee members of our board of directors, consultants and independent contractors providing services or other benefits to us or to any of our subsidiaries are eligible to receive grants under our 2005 plan.

Vesting. The administrator determines the vesting of awards under the 2005 plan.

Options. The 2005 plan authorizes the administrator to grant options to purchase shares of our common stock in an amount and at an exercise price to be determined by it, provided that, with respect to incentive stock options, the exercise price cannot be less than 100% of the fair market value of our common stock on the date of grant. In the event that the optionee owns directly or indirectly more than 10% of our common stock, any incentive stock option granted to that optionee will have an exercise price of not less than 110% of the fair market value of our common stock on the grant date and will not have a term longer than five years. The exercise price for any option is generally payable in cash or, at the discretion of the administrator, in whole or in part by the tendering of shares of common stock or other securities, property, awards or consideration, or any combination of such, having a fair market value on the date the option is exercised equal to the exercise price. Determinations of fair market value under the 2005 plan are made in accordance with methods and procedures established by the administrator. The term of each option shall be fixed by the administrator and cannot exceed 10 years from the date of grant or five years from the date of grant in the case of an incentive stock option granted to an optionee who owns more than 10% of our common stock.

Stock Appreciation Rights. The 2005 plan authorizes the administrator to grant SARs that provide the recipient with the right to receive, upon exercise of the SAR, cash or, at the discretion of the administrator, shares of common stock or other securities, property, awards or consideration, or any combination of such. The amount that the recipient will receive upon exercise of the SAR will be based on the excess of the fair market value of one share of our common stock (or other securities or property) on the date of exercise (or, in the discretion of the administrator, at any time during a specified period before or after the date of exercise) over the grant price of the SAR, as determined by the administrator, provided that the price cannot be less than 100% of the fair market value of our common stock (or other securities or property) on the date on which the SAR is granted. SARs will become exercisable in accordance with terms and conditions as determined by the administrator. SARs may be granted in combination with an option grant or independently from an option grant.

Restricted Stock and Restricted Stock Units. The 2005 plan authorizes the administrator to grant restricted stock and restricted stock units. A restricted stock award is an award of our common stock that may be subject to restrictions on transferability, the right to vote shares subject to the restricted stock award, the right to receive dividends or other restrictions as the administrator determines in its sole discretion on the date of grant. The restrictions, if any, may lapse or be waived separately or collectively, in installments or otherwise, as the administrator may determine. Except to the extent restricted under the award agreement relating to the restricted stock award, a participant awarded restricted stock will have all of the rights of a stockholder as to those shares.

Restricted stock units represent the right of the recipient, subject to any restrictions imposed by the administrator, to receive shares of common stock, or a cash payment equal to the fair market value of such shares, at some future date. All restricted stock units will be credited to bookkeeping accounts established by us for purposes of the 2005 plan, until such time as any restriction period lapses.

Upon termination of a recipient’s employment during the applicable restriction period, all restricted stock and restricted stock units held by the recipient will be forfeited unless the administrator determines otherwise.

Performance Awards. The 2005 plan authorizes the administrator to grant performance awards payable in cash, shares of common stock, or other awards, securities or property, upon the achievement of specified performance goals during a specified period of time as established by the administrator. The performance goals that must be met, the length of any performance period, the amounts to be paid if the performance goals are met, and any other terms or conditions of each performance award will be determined by the administrator.

Other Stock-Based Awards. The 2005 plan authorizes the administrator to grant other types of awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our common stock or other securities, in compliance with applicable law. The administrator will determine the terms and conditions of such awards, including whether such awards may be payable in cash, by tendering shares of common stock or other securities, property, awards or consideration, or any combination of such.

Automatic Grant Program. Under the 2005 plan, each non-employee member of our board of directors, upon his or her appointment or initial election to our board of directors, will be granted an option to purchase              shares of our common stock at an exercise price equal to 100% of the fair market value of our common stock on the grant date. Each such option will become exercisable in 12 installments of              shares every three months from the date of grant. In addition, on the date of each annual stockholders’ meeting, each non-employee member of our board of directors who has not received an initial grant as described above during the same calendar year will automatically be granted an immediately exercisable option to purchase              shares of our common stock, and each committee chair who has not received an initial grant as described above during the same calendar year will automatically be granted an additional immediately exercisable option to purchase              shares of our common stock, at an exercise price equal to 100% of the fair market value of our common stock on the date of grant. Options granted automatically to the non-employee members of our board of directors will be exercisable for 10 years following their date of grant.

Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue or terminate the 2005 plan at any time, except that stockholder approval must be obtained for any change that, absent stockholder approval, would cause Rule 16b-3 of the Securities Exchange Act of 1934 or Section

162(m) of the Internal Revenue Code to become unavailable with respect to the 2005 plan; would violate any rules or regulations of the National Association of Securities Dealers, Inc., the Nasdaq National Market or any other securities exchange applicable to us; or would cause us to be unable under the Internal Revenue Code to grant incentive stock options under the 2005 plan.

Unless terminated sooner by our board of directors or extended with stockholder approval, the 2005 plan will terminate on the tenth anniversary of its effective date.

Change in Control. In the event of a change of control where the acquiror does not assume or replace options granted under the 2005 plan, options issued under the 2005 plan will be subject to accelerated vesting such that 100% of such options will become vested and exercisable or payable, as applicable. Under the 2005 plan, a change of control is generally defined as:

•	a merger, consolidation or other reorganization unless securities representing more than 50% of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned our outstanding voting securities immediately prior to such transaction;

•	the sale, transfer or other disposition of all or substantially all of our assets; or

•	the acquisition, directly or indirectly by any person or related group of persons (other than us or a person that directly or indirectly controls, is controlled by, or is under common control with, us), of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than 50% of the total combined voting power of our outstanding securities pursuant to a tender or exchange offer made directly to our stockholders.

The issuance of preferred stock by us in the future will not constitute a change of control under the 2005 plan unless such preferred stock is issued to a person or group of persons, and as a result of such issuance such persons acquire beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of the total combined voting power of our securities outstanding after such acquisition.

Tax Withholding. Under the 2005 plan, the administrator may permit participants receiving or exercising awards to surrender shares of common stock to us to satisfy federal and state withholding tax obligations. In addition, the administrator may grant a bonus to a participant in order to provide funds to pay all or a portion of federal and state taxes due as a result of the receipt, exercise or lapse of restrictions relating to an award.

Limitation on Liability and Indemnification Matters

The certificate of incorporation that we will adopt immediately prior to the closing of this offering provides that, except to the extent prohibited by the Delaware General Corporation Law, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as directors. Under the Delaware General Corporation Law, the directors have a fiduciary duty to Buy.com which is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies including injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the Delaware law for:

•	breach of the director’s duty of loyalty;

•	acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct or knowing violations of law;

•	actions leading to improper personal benefit to the director; and

•	payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law.

This provision also does not affect a director’s responsibilities under any other laws, including the federal securities laws or state or federal environmental laws. We have obtained liability insurance for our officers and directors.

Section 145 of the Delaware law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for payment of dividends or approvals of stock repurchases or redemptions that are unlawful under Delaware law; or

•	for any transaction from which the director derived an improper personal benefit.

The Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation provides that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was a director or officer, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in the action, suit or proceeding.

We plan to enter into indemnification agreements with our directors and our executive officers containing provisions that may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers other than liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors and officers’ liability insurance if maintained for other directors or officers.

The Securities and Exchange Commission is of the opinion that indemnification of directors, officers and persons controlling Buy.com for violations of the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Supplemental Disclosure Regarding Management

On October 3, 1997, the SEC entered a cease and desist order against Pinnacle Micro, Inc., Scott Blum and another employee of Pinnacle Micro. At that time, Mr. Blum served as Pinnacle Micro’s executive vice president of sales and marketing and as one of its directors. The SEC action alleged improper accounting practices involving improper revenue recognition and failure to disclose changes in accounting practices, which resulted in Pinnacle Micro overstating its financial results for certain periods. Mr. Blum neither admitted nor denied the SEC’s facts and findings but did consent to the entry of the cease and desist order against him. No fines were assessed against Pinnacle Micro, Mr. Blum or the other employee.

RELATED PARTY TRANSACTIONS

Since December 31, 2001, there has not been, nor is there any proposed transaction where we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation agreements and other agreements and transactions which are described in “Management” and the transactions described below. These related party transactions were each negotiated at an arms length basis and were on no less favorable terms to us than would have been given to a third party.

From 2001 through 2004, we borrowed an aggregate of $19.6 million from ThinkTank Holdings LLC to fund our operations and to meet ongoing obligations. Scott Blum, our Chief Executive Officer, Chairman and Principal Stockholder, is the Managing Partner of ThinkTank Holdings. We issued demand promissory notes, which bear interest at a rate of 10% per annum, to evidence our indebtedness to ThinkTank Holdings. All outstanding principal and accrued but unpaid interest on the promissory notes are due and payable within 10 days after demand for payment is made. As of December 31, 2004, our outstanding balance on the promissory notes, including accrued but unpaid interest, totaled approximately $22.7 million. We intend to use a portion of the net proceeds from this offering to pay off our loans to ThinkTank Holdings. See also “Use of Proceeds.” To secure our obligations under the promissory notes and to support the personal guarantees provided by Mr. Blum described below, we have granted to Mr. Blum a security interest in substantially all of our assets.

Since August 2001, Mr. Blum has provided personal guarantees to certain of our distributors and our credit card processor totaling an aggregate of up to $22.9 million as of December 31, 2004. Upon completion of this offering, we intend to obtain releases of these personal guarantees, which may require that we provide letters of credit or other forms of collateral, including reserving approximately $             million of the net proceeds from the offering to serve as replacement guarantees.

From September 2001 through May 2003, we leased from Value Capital LLC, on a month-to-month basis, two buildings located at 21 Brookline and 27 Brookline in Aliso Viejo, California. Mr. Blum is the sole member of Value Capital LLC. The total lease payment for the two buildings was $30,000 per month. In 2001, 2002 and 2003, we paid to Value Capital an aggregate of $104,000, $360,000 and $150,000, respectively, as lease payments for the three and one-half months, 12 months and five months of tenancy during 2001, 2002 and 2003, respectively.

In November 2001, we completed a merger with SB Acquisition Inc., a company wholly-owned by Mr. Blum. As a result of the merger, we became a privately held company and SB Acquisition became our sole stockholder. Immediately prior to the effective date of the merger, Mr. Blum owned shares representing approximately 44% of our outstanding common stock. In connection with the merger, Mr. Blum acquired the remaining 56% of our outstanding common stock for approximately $13.3 million in cash. In May 2002, we effected a further reorganization that included merging SB Acquisition into Buy.com. In connection with this reorganization, the outstanding shares of SB Acquisition common stock were converted into shares of our common stock. Pursuant to such merger, Mr. Blum received an aggregate of 117,780,554 shares of our common stock.

Since November 2001, Thinkbig Media Group has provided us with public relations services and assistance with BuyMagazine, our monthly digital magazine. ThinkTank Holdings LLC is the 50% owner of Thinkbig Media. In 2002, 2003 and 2004, we paid an aggregate of $4,558,305, $2,622,274 and $595,885, respectively, to Thinkbig Media for its services and out-of-pocket costs. The majority of the payments made in 2002 and 2003 were for reimbursement of out-of pocket costs, which were substantially higher in 2002 and 2003 than in 2004 due to the costs of publishing BuyMagazine in printed format. Our monthly magazine was published in printed format through June 2003. We converted it to a digital format in September 2003.

In January 2003, two members of Mr. Blum’s immediate family members were granted options to purchase an aggregate of 692,826 shares under our 2002 Stock Option/Stock Issuance Plan. The options were granted in exchange for their advisory services and have an exercise price of $0.17 per share. The fair market value of our common stock, as determined by our board of directors, at the time of such grants was $0.34 per share. The options are immediately exercisable and are fully vested.

In 2004, BuyNetwork Inc., which owned all of our common stock, merged with and into Buy.com, with Buy.com surviving the merger. Immediately prior to the merger, the Scott A. Blum Separate Property Trust owned 85,000,000 shares of BuyNetwork’s common stock, or 99.7% of the outstanding BuyNetwork capital stock. Mr. Blum is the sole trustee and beneficiary of the Scott A. Blum Separate Property Trust. Pursuant to the merger, the stockholders of BuyNetwork, including the trust, received shares of our common stock in exchange for the shares of the BuyNetwork common stock held by them. Pursuant to the terms of such merger, Mr. Blum received an aggregate of 117,784,500 shares of our common stock.

Subsequent to the BuyNetwork merger, BuyMusic Inc. was merged into our company. At the time of the merger, the Scott A. Blum Separate Property Trust owned 85,000,000 shares of BuyMusic’s common stock, or 94.3% of the outstanding BuyMusic capital stock. Pursuant to the merger, the stockholders of BuyMusic, including the trust, received shares of our common stock for shares of the BuyMusic common stock held by them. Pursuant to the terms of such merger, Mr. Blum received an aggregate of 8,500,000 shares of our common stock.

From January 2002 through December 2004, we granted to our current directors and executive officers options to purchase an aggregate of 14,858,731 shares of our common stock with exercise prices ranging from $0.17 to $1.36 per share. In addition, in 2004, in connection with the mergers with BuyNetwork and BuyMusic described above, we assumed options granted to certain of our current directors and executive officers under the option plans of the two companies. Pursuant to the mergers, such assumed options became options to purchase an aggregate of 2,664,893 shares of our common stock with exercise prices ranging from $0.01 to $0.36 per share.

Mr. Blum has granted to the underwriters a right to purchase, at the public offering price less the underwriting discounts and commissions, up to              shares of common stock held by him to cover over-allotments within 30 days from the date of this prospectus, if any. See “Principal and Selling Stockholders.’’

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table indicates information as of January 15, 2005 regarding the ownership of our common stock by:

•	each person who is known by us to own more than 5% of our shares of common stock;

•	each named executive officer;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	the selling stockholder.

The number of shares beneficially owned and the percentage of shares beneficially owned are based on 128,664,901 shares of common stock outstanding as of January 15, 2005 and              shares of common stock outstanding upon consummation of this offering. Scott Blum, our Chief Executive Officer, Chairman and principal stockholder, has granted the underwriters a right to purchase, at the public offering price less the underwriting discounts and commissions, up to              shares of common stock held by him to cover over-allotments, if any. If the underwriters exercise their over-allotment option in full, Mr. Blum’s beneficial ownership, after the offering and the exercise of the over-allotment option, will be reduced to     % of the outstanding common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares subject to options that are exercisable within 60 days following January 15, 2005 are deemed to be outstanding and beneficially owned by the optionee for the purpose of computing share and percentage ownership of that optionee but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned
Name and Address of Beneficial Owners(1)		Prior to Offering	After Offering
Scott A. Blum(2)	126,284,500	98.1%	.	%
Neel Grover(3)	6,948,268	5.1
Robert R. Price(3)	6,948,268	5.1
Roger Andelin(3)	912,827	*	*
Greg Giraudi(3)	892,826	*	*
Frank Biondi(3)	346,413	*	*
Donald M. Kendall(3)	346,413	*	*
Jacques Nasser(3)	346,413	*	*
Charles W. Richion(3)	346,413	*	*
All directors and officers as a group (10 persons)(4)	144,265,168	98.4%	.	%

*	Less than one percent

(1)	The address for each of the persons listed is c/o Buy.com at 85 Enterprise, Suite 100, Aliso Viejo, California 92656.

(2)	Consists of shares held by the Scott A. Blum Separate Property Trust, of which Mr. Blum is the sole trustee and beneficiary. Mr. Blum is our Chief Executive Officer and Chairman.

(3)	Consists solely of shares issuable upon exercise of outstanding options which are currently exercisable.

(4)	Includes 17,980,668 shares issuable upon exercise of outstanding options which are currently exercisable.

DESCRIPTION OF CAPITAL STOCK

The following description of our securities and provisions of our certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our certificate and bylaws which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of our common stock and preferred stock reflects changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the certificate of incorporation that will be adopted by us immediately prior to the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001.

Common Stock

We are currently authorized to issue 200,000,000 shares of common stock. At January 15, 2005, 128,664,901 shares of common stock were deemed outstanding and held of record by seven holders. Under the certificate of incorporation and bylaws, holders of common stock do not have cumulative voting rights. Holders of shares representing a majority of the voting power of common stock can elect all of the directors. The holders of the remaining shares will not be able to elect any directors. The shares of common stock offered by this prospectus, when issued, will be fully paid and non-assessable and will not be subject to any redemption or sinking fund provisions. Holders of common stock do not have any preemptive, subscription or conversion rights.

Holders of common stock are entitled to receive dividends declared by the board of directors out of legally available funds, subject to the rights of preferred stockholders, if any, and the terms of any existing or future agreements between us and our lenders. Since our inception, we have not declared or paid any cash dividends on our common stock. We presently intend to retain future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying cash dividends in the foreseeable future. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, common stockholders are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of outstanding shares of preferred stock, if any.

Preferred Stock

Upon the closing of this offering, the board of directors will be authorized to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each of these series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of a series without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Buy.com without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We currently have no plans to issue any shares of preferred stock.

We believe that the ability to issue preferred stock without the expense and delay of a special stockholders’ meeting will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. This also permits the board of directors to issue preferred stock containing terms which could impede the completion of a takeover attempt, subject to limitations imposed by the securities laws. The board of directors will make any determination to issue these shares based on its judgment as to the best interests of Buy.com and its stockholders at the time of issuance. This could discourage an acquisition attempt or other transaction which stockholders might believe to be in their best interests or in which they might receive a premium for their stock over the then market price of the stock.

Anti-Takeover Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and accordingly may discourage attempts to acquire us. Provisions of the certificate of incorporation and bylaws may make it more difficult to acquire control of Buy.com. These provisions could deprive stockholders of the opportunity to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the stock and are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•	discourage transactions which may involve an actual or threatened change in control of Buy.com;

•	discourage tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of Buy.com to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our stockholders.

Classified Board of Directors; Removal; Filling Vacancies and Amendment. Upon the closing of this offering, the certificate of incorporation and bylaws will provide for the board to be divided into three classes of directors serving staggered, three-year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, the certificate of incorporation will authorize only the board to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees. The certificate of incorporation will also provide that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

Special Stockholder Meetings. The certificate of incorporation will provide that special meetings of the stockholders for any purpose or purposes, unless required by law, shall be called by:

•	the Chairman of the Board; or

•	a majority of the entire board.

A special meeting of the stockholders may not be held absent a written request of this nature. The request shall state the purpose or purposes of the proposed meeting. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Written Consent; Special Meetings of Stockholders. The certificate of incorporation will prohibit the taking of stockholder action by written consent without a meeting. These provisions will make it more difficult for stockholders to take action opposed by the board of directors.

Amendment of Provisions in the Certificate of Incorporation. The certificate of incorporation will generally require the affirmative vote of the holders of at least two-thirds of the outstanding voting stock in order to amend any provisions of the certificate of incorporation concerning:

•	the removal or appointment of directors;

•	the authority of stockholders to act by written consent;

•	the required vote to amend the certificate of incorporation;

•	calling a special meeting of stockholders;

•	procedure and content of stockholder proposals concerning business to be conducted at a meeting of stockholders; and

•	director nominations by stockholders.

These voting requirements will make it more difficult for minority stockholders to make changes in the certificate of incorporation that could be designed to facilitate the exercise of control over us.

Options

As of January 15, 2005, options to purchase a total of 28,709,716 shares of common stock were outstanding, and up to 418,008 additional shares of common stock were reserved for future issuance under our stock plans, excluding the 2005 Equity Incentive Plan, which will become effective upon the signing of the underwriting agreement in connection with this offering. For a more complete discussion of our stock option plans, please see “Employee Benefit Plans.”

Registration Rights

After this offering, holders of 1,523,976 shares of common stock will be entitled to piggyback registration rights with respect to their shares. In the event that we register shares of our common stock in the future, these holders may require us to include their shares in such registration statement. Upon any such registration, these shares will be freely tradable in the public market without restriction.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have              shares of common stock outstanding assuming no exercise of any options after January 15, 2005. Of this amount, the              shares offered by this prospectus will be available for immediate sale in the public market as of the date of this prospectus. Following the expiration of 180-day lockup agreements with the representatives of the underwriters or Buy.com,              shares will be available for sale in the public market, subject in some cases to compliance with the volume and other limitations of Rule 144.

Days after the Date of this Prospectus	Approximate Number of Shares Eligible for Future Sale	Comment
Upon effectiveness		Freely tradable shares sold in this offering

180 days		Lock-up released; shares saleable under Rule 144, 144(k) or 701

Over 180 days		Restricted securities held for less than one year

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock; or

•	the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale.

A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her shares under Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell under the limitations imposed by Rule 144, even after the applicable holding periods have been satisfied.

We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered by this prospectus.

Buy.com, its directors and executive officers, the holder of a majority of its outstanding stock and its optionholders have agreed that, subject to certain exceptions, they will not sell any common stock without the prior written consent of RBC Capital Markets Corporation for a period of 180 days from the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or we disclose material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Any employee or consultant who purchased his or her shares under a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. As of January 15, 2005, the holders of options to purchase approximately 28,709,716 shares of common stock will be eligible to sell their shares upon the expiration of the 180-day lockup period, subject to the vesting of those options.

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the completion of the offering to register              shares of common stock subject to outstanding stock options or reserved for issuance under our stock plans. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations. See “Management — Executive Compensation” and “— Employee Benefit Plans.” In addition, holders of 1,523,976 shares of common stock have registration rights with respect to their shares. Registration of these securities would enable these shares to be freely tradable without restriction under the Securities Act.

See also “Risk Factors — A large number of additional shares may be sold into the public market in the near future, which may cause the market price of our common stock to decline significantly, even if our business is doing well.”

UNDERWRITING

We and the selling stockholder intend to enter into an underwriting agreement with the underwriters named below. RBC Capital Markets Corporation, Thomas Weisel Partners LLC and Pacific Crest Securities Inc. are acting as representatives of the underwriters. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed, severally, to purchase from us, on a firm commitment basis, the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
RBC Capital Markets Corporation
Thomas Weisel Partners LLC
Pacific Crest Securities Inc.

Total

The underwriting agreement provides that the underwriters’ obligations to purchase our common stock are subject to approval of legal matters by counsel and to the satisfaction of other conditions. The underwriters are obligated to purchase all of the shares, other than those covered by the over-allotment option described below, if they purchase any shares. If one or more underwriters default on their obligation, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

Over-Allotment Option

The selling stockholder has granted to the underwriters an option to purchase up to an aggregate of              shares of his common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of shares from the selling stockholder proportionate to that underwriter’s initial commitment as indicated in the preceding table. The selling stockholder will be obligated to sell his shares to the underwriters to the extent the option is exercised. We will not receive any proceeds from the sale of common stock by the selling stockholder.

Commissions and Expenses

The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $             per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table summarizes the underwriting discounts and commissions that we and the selling stockholder will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock from the selling stockholder.

	No Exercise		Full Exercise
Per share	$		$
Total paid by Buy.com Inc.	$		$
Total paid by the selling stockholder.		$—	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $            . We are obligated to pay for the offering expenses of the selling stockholder, except for the underwriting discounts and commissions described above and the legal fees and expenses of counsel to the selling stockholder.

Lock-Up Agreements

We have agreed that, without the prior written consent of RBC Capital Markets Corporation, we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. Our officers, directors and stockholders have agreed under lock-up agreements not to, without the prior written consent of RBC Capital Markets Corporation, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus, other than the shares sold by the selling stockholder in this offering. RBC Capital Markets Corporation may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Certain of the underwriters and their respective affiliates have performed, and may continue to perform, various financial advisory and investment banking services for us, for which they will receive customary fees and expenses.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP, Irvine, California. Legal matters relating to the sale of common stock in this offering will be passed upon for the underwriters by Heller Ehrman White & McAuliffe LLP, San Diego, California.

EXPERTS

The consolidated financial statements as of December 31, 2002 and 2003 and for each of the two years in the period ended December 31, 2003 included in this prospectus and elsewhere in the registration statement have been audited by Mayer Hoffman McCann P.C., independent registered public accounting firm, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The registration statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and on the SEC website referred to above.

I NDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders

BUY.COM INC.

We have audited the accompanying consolidated balance sheets of Buy.com Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buy.com Inc. as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/    MAYER HOFFMAN MCCANN P.C.

MAYER HOFFMAN MCCANN P.C.

Los Angeles, California

January 24, 2005

BUY.COM INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2004	2003	2002
	(In Thousands Except Share Data)
	(unaudited)
ASSETS
Current Assets:

Cash	$398	$283	$733
Restricted cash	167	167	—
Accounts receivable, net of allowances of $349, $574 and $732	7,649	5,724	5,855
Due from affiliates	—	—	476
Prepaid expenses and other current assets	844	1,827	2,408

Total current assets	9,058	8,001	9,472
Property and equipment, net	1,021	2,909	6,816
Goodwill	8,574	6,075	6,075
Other intangibles, net	3,741	3,910	4,001
Other noncurrent assets	164	164	598

Total assets	$22,558	$21,059	$26,962

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:

Accounts payable	$23,039	$16,261	$12,616
Other liabilities and accrued expenses	5,902	3,641	4,524
Due to related party	472	354	10
Deferred revenues	3,063	2,335	2,330

Notes payable to Principal Stockholder	19,617	17,417	5,700
Current portion of long-term debt	—	—	211

Total current liabilities	52,093	40,008	25,391

Long-term debt, net of current portion	—	—	47

Total liabilities	52,093	40,008	25,438

Commitments and Contingencies (Note 8)

Stockholders’ Equity (Deficit):

Common stock, $0.001 par value; authorized shares — 200,000,000, 140,000,000 and 140,000,000 at December 31, 2004, 2003 and 2002, respectively; issued and outstanding — 128,664,901, 127,140,925 and 117,784,500 at December 31, 2004, 2003 and 2002, respectively	128	127	118
Additional paid-in capital	380,944	375,793	370,190
Deferred compensation	(1,056)	(698)	(226)
Accumulated deficit	(409,551)	(394,171)	(368,558)

Total stockholders’ equity (deficit)	(29,535)	(18,949)	1,524

Total liabilities and stockholders’ equity	$22,558	$21,059	$26,962

The accompanying notes are an integral part of these consolidated balance sheets.

BUY.COM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2004	2003	2002
	(In Thousands Except Share And Per Share Data)
	(unaudited)
Net revenues	$290,798	$238,185	$301,674
Cost of goods sold	261,016	209,270	270,029

Gross profit	29,782	28,915	31,645
Operating expenses:
Fulfillment and customer support	11,104	11,058	12,716
Marketing, merchandising and sales (including stock compensation charges of $0, $242 and $0)	15,423	22,660	25,543
Technology and web development	6,550	6,538	5,167
General and administrative (including stock compensation charges of $2,295, $4,097 and $226)	10,054	13,072	10,730
Restructuring charge	—	(37)	—

Total operating expenses	43,131	53,291	54,156

Operating loss	(13,349)	(24,376)	(22,511)
Other income (expense):
Interest	(2,020)	(1,179)	(300)
Other	(11)	(58)	68

Total other income (expense)	(2,031)	(1,237)	(232)

Loss before provision for income taxes	(15,380)	(25,613)	(22,743)
Provision for income taxes	—	—	—

Net loss	$(15,380)	$(25,613)	$(22,743)

Net loss per share:

Basic and diluted	$(0.12)	$(0.21)	$(0.19)
Shares used in computation of basic and diluted loss per share	127,521,919	122,376,106	117,784,500

The accompanying notes are an integral part of these consolidated statements.

BUY.COM INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit	Total
	Shares	Amount
	(In Thousands Except Share Data)
Balance, December 31, 2001	117,780,554	$118	$369,738	$—	$(345,815)	$24,041
Stock issued for merger of BuyNetwork Inc.	3,946	—	—	—	—	—
Amortization of deferred compensation	—	—	—	226	—	226
Deferred compensation related to stock options granted	—	—	452	(452)	—	—
Net loss	—	—	—	—	(22,743)	(22,743)

Balance, December 31, 2002	117,784,500	118	370,190	(226)	(368,558)	1,524
Stock issued for merger of BuyMusic Inc	8,500,000	9	(9)	—	—	—
Amortization of deferred compensation	—	—	—	4,339	—	4,339
Deferred compensation related to stock options granted	—	—	4,811	(4,811)	—	—
Stock issued for services (net of $5 cash received)	856,425	—	582	—	—	582
Imputed compensation for officer/ contributed capital	—	—	219	—	—	219
Net loss	—	—	—	—	(25,613)	(25,613)

Balance, December 31, 2003	127,140,925	127	375,793	(698)	(394,171)	(18,949)
Amortization of deferred compensation (unaudited)	—	—	—	2,295	—	2,295
Deferred compensation related to stock options granted (unaudited)	—	—	2,653	(2,653)	—	—
Acquisition of Yub, Inc. (unaudited)	1,523,976	1	2,498	—	—	2,499
Net loss (unaudited)	—	—	—	—	(15,380)	(15,380)

Balance, December 31, 2004 (unaudited)	128,664,901	$128	$380,944	$(1,056)	$(409,551)	$(29,535)

The accompanying notes are an integral part of these consolidated statements.

BUY.COM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
	(In Thousands)
	(unaudited)
Operating Activities:
Net loss	$(15,380)	$(25,613)	$(22,743)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,103	2,910	3,498
Amortization of deferred compensation and warrants	2,295	4,916	728
Amortization of other intangibles	169	184	119
Imputed compensation for officer / capital contribution	—	133	—
Loss from the disposal of property and equipment	11	56	—
Changes in assets and liabilities:
Accounts receivable	(1,925)	131	2,059
Receivable from the PGA Tour	—	—	6,002
Prepaid expenses and other current assets	982	697	563
Other noncurrent assets	—	419	589
Accounts payable	6,778	3,645	7,373
Other liabilities and accrued expenses	2,260	(883)	(1,035)
Due to related party	118	344	10
Deferred revenues	728	5	377
Cash received from EMC settlement	—	950	—

Net cash used in operating activities	(1,861)	(12,106)	(2,460)

Investing Activities:
Purchase of domain name and “800” numbers	—	(93)	(414)
(Increase) decrease in due from affiliates	—	476	(476)
Increase in restricted cash	—	(167)	—
Purchase of property and equipment	(224)	(113)	(201)
Proceeds from sale of property and equipment	—	3	—

Net cash (used in) provided by investing activities	(224)	106	(1,091)

Financing Activities:
Borrowings from Principal Stockholder	3,150	12,017	6,700
Repayments of notes payable to Principal Stockholder	(950)	(300)	(3,500)
Proceeds from issuance of common stock	—	5	—
Contributed capital from Principal Stockholder	—	86	—
Payments of capital lease obligations	—	(258)	(35)

Net cash provided by financing activities	2,200	11,550	3,165

Net increase (decrease) in cash	115	(450)	(386)
Cash at beginning of period	283	733	1,119

Cash at end of period	$398	$283	$733

Supplemental cash flow information:
Cash paid for interest	$876	$44	$61

Significant non-cash transactions:
Acquisition of Yub, Inc. / Goodwill	$2,499	$—	$—

The accompanying notes are an integral part of these consolidated statements.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

Note 1.    Company Background and Basis of Presentation

Company Background

Buy.com Inc. and its subsidiaries (collectively the “Company” or “Buy.com”) is an online internet retailer focused on providing a positive shopping experience and a broad selection of high-quality, brand-name technology and entertainment retail goods. The Company’s online retail store, located at www.buy.com, offers approximately two million products identified as stock keeping units (SKUs) in a range of categories, including consumer electronics, computer hardware and software, cell phones, books, music, video, games, digital music downloads, toys and sporting goods. The Company outsources the majority of its operating infrastructure, including distribution and fulfillment functions, first-level customer service and support, credit card processing, and the hosting of the Company’s computer system infrastructure and database servers.

Buy.com (formerly BuyComp, LLC and Buy Corp.) was organized in June 1997 and began offering products for sale through its website in November 1997. From its inception through mid-November 1997, the Company had no revenues. During this period, the Company’s operating activities primarily involved the development of the necessary infrastructure and the original BuyComp.com website. In August 1998, the Company changed its website address to www.buy.com.

In February 2000, the Company completed an initial public offering of its common stock and received net proceeds from the offering of $194.6 million. The Company operated as a publicly traded company until November 27, 2001, when it completed a merger with SB Acquisition Inc., a company wholly-owned by Scott A. Blum, the Company’s current Chairman and Chief Executive Officer (hereinafter referred to as “Principal Stockholder”). As a result of the merger, Principal Stockholder became the sole stockholder of the Company. In connection with the merger, each outstanding share of the Company’s common stock was canceled and converted into the right to receive $0.17 per share from SB Acquisition. Immediately prior to the effective date of the merger, Principal Stockholder owned 60,296,274 shares representing approximately 44% of the Company’s common stock. In connection with the merger, Principal Stockholder acquired the remaining 56% of the Company’s common stock, representing 78,269,084 shares, for $13,305,744 in cash. (See Note 3 “Business Acquisitions and Purchase Accounting,” Note 7 “Related Party Transactions” and Note 9 “Stockholders’ Equity.”)

Since November 27, 2001, and through September 2004, the Company effected a series of changes to its corporate structure, which are reflected in its consolidated financial statements. The net effect of these changes was to reclassify $105,000 from additional paid-in capital to common stock as of December 31, 2001; to transfer certain computer equipment, software, technology related to the Company’s website and fixed assets to BuyServices Inc., a newly formed wholly-owned subsidiary of the Company, in June 2002; to merge BuyNetwork Inc., the holding company which owned all of the Company’s common stock and the common stock of BuyMagazine Inc., a company that published a magazine whose primary purpose was to serve as a marketing and sales catalog for Buy.com, into the Company in September 2004; and to merge BuyMusic Inc., a company formed in June 2003 to develop a website to sell digital music downloads, into the Company in September 2004.

As stated above, in September 2004, BuyNetwork, which owned all of the Company’s common stock, merged with and into Buy.com, with Buy.com surviving the merger. Immediately prior to the merger, the Scott A. Blum Separate Property Trust owned 85,000,000 shares of BuyNetwork’s common stock, or

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

99.7% of the outstanding BuyNetwork capital stock. The remaining 250,000 shares were owned by another stockholder. Principal Stockholder is the sole trustee and beneficiary of the Scott A. Blum Separate Property Trust. Pursuant to the merger, the stockholders of BuyNetwork received 1.3857 shares of the Company’s common stock for each share of BuyNetwork’s common stock held by them. Pursuant to the terms of such merger, the stockholders received an aggregate of 118,130,925 shares of the Company’s common stock.

Subsequent to the BuyNetwork merger, in September 2004, BuyMusic was merged into the Company. At the time of the merger, the Scott A. Blum Separate Property Trust owned 85,000,000 shares of BuyMusic’s common stock, or 94.3% of the outstanding BuyMusic capital stock, with the remaining 5,100,000 shares owned by two other stockholders. Pursuant to the merger, the stockholders of BuyMusic, including the trust, received one-tenth of a share of the Company’s common stock for each share of BuyMusic common stock held by them. Pursuant to the terms of such merger, the stockholders received an aggregate of 9,010,000 shares of the Company’s common stock.

Basis of Presentation

The accompanying consolidated financial statements were prepared based on the assumption that the Company will continue as a going concern. The Company has incurred substantial losses since its inception, including net losses of $15.4 million in 2004, $25.6 million in 2003 and $22.7 million in 2002, and had an accumulated deficit of $409.6 million and negative stockholders’ equity of $29.5 million as of December 31, 2004 and negative stockholders’ equity of $18.9 million as of December 31, 2003. In addition, the Company is heavily dependent on the personal guarantees provided by Principal Stockholder to certain of its distributors and its credit card processor in order to secure the continuation of their services. As of December 31, 2004, the guarantees provided by Principal Stockholder to third parties on behalf of the Company were approximately $22.9 million. The Company has obtained the commitment of Principal Stockholder to continue to provide these personal guarantees as well as new financing, if and when necessary, during 2005 to ensure that the Company can continue its operations through at least December 31, 2005.

Note 2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. In addition, as a result of the reorganization effected in September 2004 involving BuyNetwork, BuyMagazine, BuyMusic and Buy.com, the financial statements include the accounts of BuyNetwork, BuyMagazine and BuyMusic since each of their respective inception dates, as these companies were owned and controlled by Principal Stockholder and were operated as a single entity together with the Company. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk and Significant Suppliers

The Company’s net revenues are derived from a large number of direct customers who pay for their purchases using credit cards. The Company uses a single third-party company to process and collect its receipts from these transactions. As of December 31, 2004, amounts due from this processor amounted to $1.9 million or 25% of accounts receivable. The Company also has accounts receivable from its distributors and manufacturers for product rebates, co-operative advertising and volume discounts. Collateral is not required for these accounts receivable. The Company maintains an allowance for potential credit losses as considered necessary. At December 31, 2004, 2003 and 2002, the allowances for potential credit losses were $349,000, $574,000 and $732,000, respectively. The Company had no single customer who accounted for 10% or more of its total revenues for the years ended December 2004, 2003 or 2002.

The Company purchases the majority of its products from 16 major distributors. One of these distributors fulfilled orders from customers which represented 67%, 69% and 76% of the Company’s net revenues for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, the Company owed this distributor $15.5 million or 67% of accounts payable. The amount owed to this distributor is guaranteed by Principal Stockholder. The Company does not have long-term contracts or arrangements with any of these distributors. Loss of certain of these distributors could have a material adverse effect on the Company’s operations.

The Company is heavily dependent upon a number of other third parties for credit card processing, customer service and support, and hosting of its system infrastructure and database servers. In addition, FedEx Corp., United Parcel Service of America, Inc. and the United States Postal Service deliver substantially all of the Company’s products. If the service of any of these third parties is interrupted, it could have a material adverse impact on the Company’s operations.

All of the Company’s servers related to its services and its customer data are located at a single third- party co-location facility located in Irvine, California. The Company does not control the operation of this facility, and it is vulnerable to damage or interruption in the event the third-party co-location facility fails.

Restricted Cash

Restricted cash is comprised of cash which is restricted to secure certain letter of credit obligations.

Accounts Receivable

Accounts receivable consist of credit card and trade receivables arising in the normal course of business as well as an accrual for products shipped to customers but not yet billed by the Company. The Company has arranged with its distributors that goods sold to the Company’s customers are shipped directly from the distributors’ respective warehouse facilities. The Company typically does not bill its customers’ credit cards until the Company has received confirmation from the applicable vendors that the goods have been shipped. The Company does not charge interest on its trade receivables.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

Substantially all of the Company’s accounts receivable serve as collateral for purchases made from Ingram Micro, Inc. (“Ingram”), one of the Company’s distributors.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts receivable based upon estimates of future collection. A significant amount of the Company’s accounts receivable represents amounts due from distributors and manufacturers for co-operative advertising, product rebates and other promotional programs. The Company does not require collateral from its co-op advertising partners, but the Company evaluates their credit and payment history on a monthly basis to determine the adequacy of its allowance for doubtful accounts. If estimated allowances for uncollectible accounts subsequently prove insufficient, additional allowance may be required. The other significant portion of the Company’s accounts receivable represents amounts due from credit card charges, which are typically paid in one to three days, and are evaluated for collectibility based on an analysis of the balances outstanding.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Fixed assets purchased under capital leases are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed and any gain or loss is reflected in the results of operations. Maintenance and repair expenditures are charged to operations as incurred.

Goodwill

Goodwill consists of the portion of the purchase price of businesses acquired in excess of the amounts allocated to the fair value of identifiable assets acquired. The carrying value of goodwill is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value. The Company performs impairment tests to confirm if the fair value of goodwill exceeds the carrying value and that no impairment loss is needed to be recognized. During the years ended December 31, 2004, 2003 and 2002, respectively, there were no identified impairments of goodwill.

Effective June 30, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, Goodwill and Other Intangible Assets. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board (APB) Opinion No. 17, Intangible Assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

should be accounted for after they have been initially recognized in the financial statements. Upon adoption of SFAS No. 142, goodwill was no longer subject to amortization over its estimated useful life but is instead subject to periodic testing for impairment. The Company completed its initial impairment test for goodwill as of January 1, 2002. This test confirmed that the fair value of goodwill exceeded the carrying value and that no goodwill impairment loss needed to be recognized upon adoption of SFAS No. 142. The Company adopted SFAS No. 142 effective January 1, 2002. Since January 1, 2002, the Company has continued to perform impairment tests to confirm that the fair value of the Company’s goodwill exceeds the carrying value and that no goodwill impairment loss needed to be recognized during the years ended December 31, 2004, 2003 and 2002, respectively.

Goodwill allocated to each of the Company’s acquisitions is as follows:

	As of December 31,
	2004	2003	2002
	(In Thousands)
Acquisition of Telstreet.com, Inc.	$1,697	$1,697	$1,697
Merger with SB Acquisition Inc.	4,378	4,378	4,378
Acquisition of Yub, Inc.	2,499	—	—

Total	$8,574	$6,075	$6,075

Other Intangibles

Other intangible assets consist of the Buy.com domain name, trade name and trademarks, and the cost of the Internet domain name Compra.com, and certain “800” telephone numbers. Amortization is computed using the straight-line method over the estimated useful life of the assets.

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets on an annual basis or whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. Such a triggering event could include a significant decrease in the market value of an asset, or a significant change in the extent or manner in which an asset is used or a significant physical change in an asset. If undiscounted cash flows are not sufficient to support the recorded assets, impairment is recognized to reduce the carrying value of the long-lived asset to the estimated fair value. Estimated fair value is determined by discounting the future expected cash flows using a current discount rate in effect at the time of impairment. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Additionally, in conjunction with the review for impairment, the remaining estimated lives of certain of the Company’s long-lived assets are assessed.

Effective January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. For purposes of SFAS No. 144, impairment

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss is recognized only if the carrying value of a long-lived asset is not recoverable and exceeds its fair value. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. There were no such impairment losses during the years ended December 31, 2004, 2003 or 2002, respectively.

Fair Value of Financial Instruments

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and other liabilities approximate fair value. The fair market value for long-term debt approximates its carrying value given the short-term nature of the related obligations.

Revenue Recognition

Net revenues include product sales net of returns and allowances, advertising sales, warranty sales net of amounts paid to the national insurance provider, and gross outbound shipping and handling charges. The Company recognizes revenue from product sales, net of discounts, coupon redemption and estimated sales returns, when the products are shipped to customers. Gross outbound shipping and handling charges are included in net revenues. The Company provides an allowance for sales returns, which is based on historical experience. In certain cases, credit card companies require the Company to charge customers’ credit cards to obtain authorization. In such cases, the Company defers revenue recognition until it has confirmed shipment of the goods to the customer. For all product sales transactions with its customers, the Company acts as a principal, bears credit risk and bears inventory risk for returned products that the Company is not able to return to suppliers.

The Company recognizes revenues from advertising sales ratably over the term of the advertising campaigns, which usually ranges from one to 12 months. To the extent that advertising customers have paid the Company for advertisements that have yet to be published on the Company’s website or other publications, the Company defers revenue recognition until such advertisements are delivered. The Company has no advertising contracts with a term in excess of one year.

Cost of Goods Sold

Cost of goods sold includes product costs, direct costs associated with advertising revenues and shipping and handling costs paid by the Company in fulfillment of customer orders.

In November 2002, the EITF reached a consensus on Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, which requires that cash consideration received by a customer from a vendor be presumed to be a reduction of the prices of the vendor’s products and services and should be characterized as a reduction of cost of goods sold, unless the payment is for services provided to the vendor or a reimbursement of costs incurred by the customer to sell the vendor’s products. The consensus is to be applied to new arrangements, including modifications of existing arrangements, entered into after December 31, 2002. The impact of the application of EITF 02-16 was to reflect vendor rebates in the amount of approximately $7,705,000, $4,787,000 and $2,502,000 for the years ended December 31, 2004, 2003 and 2002, respectively, as a reduction of cost of goods sold in the accompanying consolidated statements of operations.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

Advertising Costs

The cost of advertising is expensed as incurred. For the years ended December 31, 2004, 2003 and 2002, the Company incurred advertising expense of approximately $12.1 million, $14.2 million and $22.8 million, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Under the Tax Reform Act of 1986, the benefits from net operating losses carried forward may be impaired or limited in certain circumstances. In addition, a valuation allowance has been provided for deferred tax assets when it is more likely than not that all or some portion of the deferred tax asset will not be realized. The Company has established a full valuation allowance on the aforementioned deferred tax assets due to the uncertainty of realization.

Stock-Based Compensation

The Company accounts for stock-based employee compensation under the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees. SFAS No. 123, Accounting for Stock Based Compensation, established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value based method of accounting under APB No. 25, and has adopted the disclosure requirements of SFAS No. 123 and related SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under APB No. 25, compensation expense is recognized over the vesting period based on the excess of the fair market value over the exercise price on the date of grant.

The Company accounts for stock-based compensation issued to non-employees for goods and services at fair value under the provisions of SFAS No. 123 and EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. Prior to reaching a measurement date under EITF 96-18, the Company records compensation expense on a variable basis under the model required by FASB Interpretation No. (FIN) 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, issued by the FASB. EITF 96-18 requires the Company to estimate the value of the options granted at each period end and record compensation expense associated with the new estimated value. In periods where the Company’s stock valuation is increasing, the impact is that compensation expense associated with options accounted for under variable accounting will increase in those periods.

The Company records deferred stock-based employee compensation charges in the amount by which the exercise price of an option is less than the deemed fair value of its common stock at the date of grant. The Company records deferred stock-based compensation for non-employee awards in the amount of the fair value related to the unvested awards for those awards for which a measurement date has not been reached as described above. Because there has been no public market for the Company’s stock, the Company’s board of directors has determined the fair value of the Company’s common stock based upon several factors, including, but not limited to, the Company’s operating and financial performance and valuations of comparable online retailers. The Company amortizes the deferred compensation charges

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

ratably or in accordance with the model described in FIN 28 over the vesting period of the underlying option awards, usually two to three years.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

If compensation cost for stock options awarded to employees had been determined consistent with the fair value method, the pro forma on the Company’s net loss would have been as follows:

	Year Ended December 31,
	2004	2003	2002
	(In Thousands)
Net loss, as reported	$(15,380)	$(25,613)	$(22,743)
Add: stock-based employee compensation included in net loss, as reported	—	—	—
Less: pro forma stock-based employee compensation under fair value method	(2,119)	(1,161)	(1,244)

Pro forma net loss	$(17,499)	$(26,774)	$(23,987)

Pro forma loss per share—basic and diluted	$(0.14)	$(0.22)	$(0.20)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2004	2003	2002
Expected life	10 years	10 years	10 years
Risk-free interest rate	3.84%-4.69%	3.35%-4.30%	3.90%-5.16%
Expected volatility	110%	110%	110%
Expected dividend yield	0%	0%	0%

Segment and Geographic Information

The Company operates in one principal business segment primarily across domestic markets. Substantially all of the operating results and identifiable assets are in the United States.

Reclassifications

Certain amounts in the accompanying consolidated financial statements for 2003 and 2002 have been reclassified to conform to the presentation used in 2004.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

Recent Accounting Pronouncements

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (FIN 45). FIN 45 elaborates on the disclosures to be made by the guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements ending after December 15, 2002. The Company has indemnification agreements with former officers and directors of the Company related to pending legal actions against the Company that are subject to the new disclosure provisions of FIN 45 (see Note 8, “Commitments and Contingencies”) but did not have any new obligations or modifications of existing arrangements under guarantees required to be recorded in the financial statements in accordance with FIN 45 as of December 31, 2004, 2003 or 2002.

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN 46). FIN 46 replaces the earlier version of this interpretation issued in January 2003. FIN 46 addresses the consolidation by business enterprises of variable interest entities as defined. Application of FIN 46 is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application of FIN 46 to all other types of entities is required in financial statements for periods ending after March 15, 2004, with earlier application permitted if the original interpretation was previously adopted. The Company adopted the original interpretation and FIN 46 as of December 31, 2003, which did not have a material effect on the Company’s financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, this Statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company did not have any outstanding financial instruments within the scope of this Statement and, therefore, the adoption of this Statement on July 1, 2003 did not have a material effect on the Company’s consolidated financial statements.

In November 2003, the EITF issued EITF Issue 03-10, Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers (EITF 03-10). Sales incentives covered by EITF 03-10 include coupons and other similar instruments for which the reseller receives a direct reimbursement from the vendor. Application of EITF 03-10 to new arrangements, including modifications to existing arrangements, entered into in fiscal periods beginning after November 25, 2003 is required. Application of EITF 03-10 did not have a material effect on the Company’s financial statements. In accordance with Issue No. 02-16, the Company records vendor rebates as a reduction of cost of sales when the rebates are received.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair value. SFAS No. 123R will be effective for public companies as of the first interim or annual reporting period that begins after June 15, 2005. SFAS No. 123R offers the Company alternative methods of adopting this standard. At the present time, the Company has not yet determined which alternative method it will use and the resulting impact on its financial position or results of operations.

Note 3.    Business Acquisitions and Purchase Accounting

In September 2004, the Company acquired Yub, Inc. (formerly Metails Incorporated) (“Yub”). The Company issued 1,523,976 shares of common stock with an estimated fair value of $2.5 million and agreed to pay $300,000 in cash to the founders of Yub who agreed to be employed by the Company following the acquisition. The acquisition was accounted for under the purchase method of accounting. Approximately $2.5 million was allocated to goodwill, as Yub was a development-stage business and had no meaningful assets other than a recently developed website built from free and open source computer language readily available to the public. The Company determined that the $300,000 of cash paid to the founders represented compensation in the form of $210,000 paid as signing bonuses to the founders and the remaining $90,000 to be earned upon the delivery of certain source code documentation including changes made to the website through January 2005. Compensation recorded in 2004 related to this acquisition amounted to $210,000. Yub was founded in December 2003 and since its inception has been working on the development of a social networking website that enables members to network with one another. No pro forma information concerning the results of operations have been provided as Yub had no revenues and no material expenses since its inception.

On November 27, 2001, the Company completed a merger with SB Acquisition Inc., a company wholly-owned by Principal Stockholder. As a result of the merger, Principal Stockholder became the sole stockholder of the Company. In connection with the merger, each outstanding share of the Company’s common stock was canceled and converted into the right to receive $0.17 per share from SB Acquisition. Immediately prior to the effective date of the merger, Principal Stockholder owned 60,296,274 shares representing approximately 44% of the Company’s common stock. In connection with the merger, Principal Stockholder acquired the remaining 56% of the Company’s common stock, representing 78,269,084 shares, for $13,305,744 in cash.

At the date of the merger, the carrying value and fair value of the Company’s current assets (other than deferred warrant charge), other long-term assets, and current liabilities and long term capital lease obligations were the same. As such, the recorded values of these assets and liabilities remained unchanged as a result of the merger. The fair value exceeded the carrying value of the Company’s computer hardware and software assets, intangible assets, including trademarks and tradenames, Internet domain names and favorable contracts, by $4.3 million. The fair value of the Company’s deferred warrant charge and goodwill recorded from other acquisitions was lower than the carrying value of these assets as of the date of the merger. As such, these assets were recorded at 44% of their respective carrying values and 56% of their

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

respective fair values as of the date of the merger. The net result of this was to decrease the recorded value of deferred warrant charge and goodwill related to prior acquisitions by $705,000 and $2,489,000, respectively, and to increase the recorded value of computer hardware and software, other intangible assets and goodwill related to this merger by $575,000, $3,716,000 and $4,378,000, respectively.

In August 2000, the Company acquired all of the outstanding common stock of Telstreet.com, Inc. (“Telstreet”) for consideration of 1,358,683 shares of common stock with an estimated value of $5.19 per share, based upon the average of the fair market value of the Company’s common stock during the 15 calendar days immediately preceding the execution date of the merger agreement. Telstreet was an online retailer of wireless products and services. The acquisition was accounted for under the purchase method of accounting, with approximately $7.9 million allocated to goodwill. The goodwill was being amortized over a three-year period from the issuance of the stock. In connection with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002, the Company discontinued its amortization of the goodwill associated with Telstreet. The carrying amount of the goodwill related to the Telstreet acquisition was approximately $1.7 million as of December 31, 2004, 2003 and 2002.

Business Disposition

In October 1999, the Company declared a common stock dividend of 75% of the capital stock, on an “as converted” basis, of Aqueduct, Inc. (formerly BUYNOW INC.) (“Aqueduct”) to all stockholders of record as of October 13, 1999. The Company effected the dividend in April 2000, and on the date of the dividend, the Company owned preferred stock representing 25% of the capital stock of Aqueduct, on an “as converted” basis. The Aqueduct preferred stock has a liquidation preference over the common stock and is convertible into Aqueduct common stock. As of December 31, 2004, the Company owned approximately 9% of the capital stock of Aqueduct. The carrying value of the investment as of December 31, 2004, 2003 and 2002 was $0.

Domain Name and 800 Telephone Number Transactions

The Company acquired an additional domain name and certain rights to “800 numbers” in 2003 and 2002 for $93,000 and $414,000, respectively. The Company did not acquire any additional intangibles in 2004. These assets are being amortized over their expected useful lives of three years.

Note 4.    Restructuring

In 2001, the Company initiated two restructurings of its business and implemented new operating plans. In connection with the first of these restructurings, management decided to discontinue the sponsorship of the Buy.com Tour. In February 2001, the Company filed suit against the PGA Tour claiming breach of contract and seeking to obtain a refund of sponsorship fees. The dispute was subsequently settled in 2002 (see Note 8 “Commitments and Contingencies). As a result of the settlement with the PGA Tour, the Company received a refund of approximately $6.6 million, $600,000 of which was received in 2001 for canceled events and approximately $6.0 million in 2002 in settlement of all outstanding issues. The Company re-evaluated its restructuring accrual in 2003 and reduced its estimate of the amount by $37,000, which it recorded in the consolidated statement of operations for the year ended December 31, 2003.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

As of December 31, 2004, 2003 and 2002, the remaining balance in the restructuring accrual was $86,000, $293,000 and $2.17 million, respectively, which related to the Company’s contractual lease obligations less expected sublease income on its excess facility space. The following table shows the activity with respect to the restructuring liability during the years ended December 31, 2004, 2003 and 2002, respectively:

	Beginning Reserve Balance	Charged to Expense	Charged Against Reserve	Ending Reserve Balance
	(In Thousands)
Contract and Lease Cancellation Fees as of:
December 31, 2004 (unaudited)	$293	$—	$(207)	$86
December 31, 2003	2,170	(37)	(1,840)	293
December 31, 2002	3,111	—	(941)	2,170

Note 5.    Property and Equipment

Property and equipment consist of the following:

	Estimated Useful Lives (years)	Year Ended December 31,
		2004	2003	2002
		(In Thousands)
Computers, equipment, and software	3-5	$17,780	$17,715	$19,967

Less — accumulated depreciation		(16,759)	(14,806)	(13,151)

Property and equipment, net		$1,021	$2,909	$6,816

During 2001, the Company determined that certain computer equipment had been repossessed without its permission and sold to a third party. The carrying value of the assets as of December 31, 2001 was $1.58 million. The Company settled this dispute with EMC in February 2003, and received $950,000 in cash and 12 months of free maintenance, with a fair value of $100,000, on certain computer hardware used in the Company’s disaster recovery plan. The free maintenance period runs from January 17, 2003 through January 17, 2004. The Company recorded an impairment of $525,000 to write down the carrying amount of the assets to approximately $1.05 million, the fair value ultimately received in connection with the settlement in 2003, in its consolidated statement of operations for the year ended December 31, 2001.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

Note 6.    Other Intangibles

Other intangible assets consist of the following:

	Estimated Useful Lives (years)	Year Ended December 31,
		2004	2003	2002
		(In Thousands)
Intangibles not subject to amortization:
Buy.com domain name, trade name and trademarks	indefinite	$3,587	$3,587	$3,587
Intangibles subject to amortization:
Other purchased URLs and 800 #s	3	507	507	414
Less — accumulated amortization		(353)	(184)	—

Intangibles subject to amortization, net		154	323	414

Other intangibles, net		$3,741	$3,910	$4,001

Intangibles not subject to amortization include the Buy.com domain name, trade name and trademarks recorded in connection with the merger with SB Acquisition Inc. in November 2001. Intangibles subject to amortization consist of the domain name “compra.com” and certain “800” numbers which the Company purchased certain rights to in the years 2002 and 2003. The Company did not acquire any additional URLs or “800” numbers in 2004.

Note 7.    Related Party Transactions

Merger with SB Acquisition Inc.

On November 27, 2001, the Company completed a merger with SB Acquisition Inc. As a result of the merger, Principal Stockholder became the sole stockholder of the Company. In connection with the merger, each outstanding share of the Company’s common stock was canceled and converted into the right to receive $0.17 per share from SB Acquisition. Immediately prior to the effective date of the merger, Principal Stockholder owned 60,296,274 shares representing approximately 44% of the Company’s common stock. In connection with the merger, Principal Stockholder acquired the remaining 56% of the Company’s common stock, representing 78,269,084 shares, for $13,305,744 in cash (see Note 1 “Company Background and Basis of Presentation”).

Since November 27, 2001, the Company has effected a series of changes to its corporate structure, with entities owned and controlled by Principal Stockholder. The net effect of these changes was to reclassify $105,000 from additional paid-in capital to common stock as of December 31, 2001; to transfer certain computer equipment, software, technology related to the Company’s website, and fixed assets to BuyServices Inc., a newly formed wholly-owned subsidiary of the Company, in June 2002; and to merge BuyNetwork, Buy Magazine and BuyMusic into the Company in September 2004. The financial statements include the accounts of BuyNetwork, BuyMagazine and BuyMusic since each of their inception dates, as these companies were owned and controlled by Principal Stockholder, and were operated as a single entity together with the Company.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

Notes Payable to Principal Stockholder

As of December 31, 2004, 2003 and 2002, the Company had borrowed, under various notes, an aggregate of $19.6 million, $17.4 million and $5.7 million, respectively, from a company owned by Principal Stockholder. The amounts borrowed under these notes are secured by substantially all of the Company’s assets, bear interest at 10% per annum and are due on demand (see Note 1 “Company Background and Basis of Presentation” for discussion on Principal Stockholder’s commitment of future financial support).

Stockholder Guarantees Provided to Third Parties

Principal Stockholder has agreed to guarantee certain obligations of the Company to its distributors and its credit card processor. In connection with those guarantees, the Company entered into reimbursement agreements and security agreements with Principal Stockholder, which agreements require that the Company repay any amounts he pays under the guarantees and that such obligations be secured by security agreements for substantially all of the Company’s assets. Principal Stockholder had guarantees as of December 31, 2004, 2003 and 2002 of up to a maximum of $22.9 million, $13.5 million and $14.0 million, respectively. Principal Stockholder had not paid any amounts under these guarantees as of December 31, 2004, 2003 and 2002. As of December 31, 2004, 2003 and 2002, the aggregate amount of guarantees provided to the Company’s distributors and credit card processor by Principal Stockholder for amounts outstanding was approximately $18.6 million, $9.8 million and $14.0 million, respectively.

Amounts due to ThinkTank Holdings LLC

Throughout 2003 and 2004, ThinkTank Holdings LLC, a company wholly-owned by Principal Stockholder, paid certain amounts on behalf of the Company. As of December 31, 2004, 2003 and 2002, the amount due to ThinkTank was $425,000, $307,000 and $0, respectively.

Lease Agreement

In September 2001, the Company entered into a facilities lease agreement with Principal Stockholder or entities controlled by him for approximately 20,000 square feet of office space located in Aliso Viejo, California to serve as its corporate headquarters. Under the terms of the lease agreement, the Company paid approximately $30,000 per month and had the option to terminate such lease upon 30 days notice. The amount included in operating expenses in the accompanying consolidated statements of operations is $0, $150,000 and $360,000 for the years ended December 31, 2004, 2003 and 2002, respectively. In 2003, the Company was notified by Principal Stockholder that one of the buildings, representing approximately 10,000 square feet under this lease, was in escrow and being sold to a third party. The sale of the building closed in June 2003. As a result, the Company relocated its corporate headquarters to its current location.

Marketing Agreement

In February 2002, the Company executed a non-exclusive marketing agreement with Thinkbig Media Group LLC (“Thinkbig”), an agent retained to requisition, manage, create and produce advertising for the Company. The Company agreed to pay Thinkbig a retainer of $100,000 per month. Effective December 1,

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

2002, the Company amended the agreement to require a monthly retainer of $5,000. Principal Stockholder has a 50% ownership interest in Thinkbig. As of December 31, 2004, 2003 and 2002, the agreement, as amended, had not expired and continues on a month-to-month basis. During the years ended December 31, 2004, 2003 and 2002, the Company paid Thinkbig approximately $596,000, $2.62 million and $4.56 million, respectively, under this agreement, as amended. The total amount due to Thinkbig as of December 31, 2004, 2003 and 2002 was $47,000, $47,000 and $10,000, respectively.

Note 8.    Commitments and Contingencies

Leases

For the years ended December 31, 2004, 2003 and 2002, the Company leased office facilities and equipment under non-cancelable operating leases. Rental expense under operating lease agreements for the years ended December 31, 2004, 2003 and 2002, excluding the effect of the amounts recorded in the Company’s restructuring (see Note 4 “Restructuring”) and including the amounts paid to related parties discussed in Note 7 “Related Party Transactions,” was approximately $727,000, $672,000 and $530,000, respectively. As of December 31, 2004 and 2003, the Company did not have any capital lease commitments.

Future minimum commitments on operating leases, excluding the related party lease in Note 7 above, are as follows:

Operating Leases
(In Thousands)
Year ending December 31:
2005	$963
2006	869
2007	791
2008	783
2009	394
Thereafter	—

Total minimum lease payments	$3,800

Supply, Fulfillment and Other Arrangements

The Company is dependent on a limited number of distribution and fulfillment partners to fulfill its orders to its customers. The Company’s first-level customer service and support is sourced to a single company. The Company is dependent upon a single source for the processing of its credit card transactions and the collection and remittance of these funds. The hosting of the Company’s computer system and database servers are maintained in a single location.

In October 1999, the Company entered into agreements with a third-party supplier whereby it was entitled to certain discount programs and fulfillment services. This agreement expired in September 2003. In connection with this agreement, the Company issued warrants to purchase 625,000 shares of its common

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

stock. The warrant was exercisable through December 15, 2001 and expired unexercised. The estimated fair market value of these warrants of $2.7 million was recorded as a current asset and was amortized through December 31, 2002. Amortization charged to operations was $543,000 for the year ended December 31, 2002.

In January 2002, the Company extended its original contract with Chase Manhattan Bank and Chase Merchant Services LLC dated August 6, 1998, for the authorization, processing and settlement services for credit card transactions entered into on the Company’s website. The term of the agreement was extended for three years to January 1, 2005. The Company renewed this agreement in January 2005 and it now expires on January 1, 2006. The agreement will continue in full force thereafter for successive one-year terms until terminated by either party with 60 days notice prior to the current expiration date.

Legal Proceedings

From time to time, the Company has been subject to legal proceedings and claims in the ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. In addition, the result of an unfavorable outcome on certain of these matters could have a material adverse effect on the Company’s financial position and results of operations.

In July 2001, as amended in April 2002, the Company and certain of its former officers and former and current directors were named in a series of class action stockholder suits in connection with the Company’s first initial public offering which was completed in February 2000. The Company subsequently became a privately held corporation pursuant to a merger completed in November 2001. The lawsuits were consolidated into a single complaint with similar stockholder lawsuits involving more than 250 companies, including the Company, and various underwriters, in an action entitled In re: Initial Public Offering Securities Litigation in the Southern District of New York (File No. 21 MC 92 (SAS)). In the consolidated action, plaintiffs allege that the defendants violated Section 11 of the Securities Act of 1933, as amended, and Section 10(b) of the Securities Exchange Act of 1934, as amended. Plaintiffs allege that the registration statement and prospectus relating to the Company’s public offering completed in 2000 failed to disclose material facts regarding the compensation to be received by, and the stock allocation practices of, the underwriters. A memorandum of understanding to settle this litigation between all defendants (other than the underwriters) and the plaintiffs was executed in 2003 and is currently pending court approval. The underwriter defendants have filed motions in opposition to the proposed settlement.

In August 2002, the Company was named in a lawsuit entitled Charles E. Hill & Associates, Inc. v. Amazon, et al. for patent infringement in the Eastern District of Texas, wherein it is alleged that the Company, along with other retailers, infringe Hill’s patents relating to (i) an electronic catalog system and method for producing information related to a selected product on a remote computer, (ii) a method for updating a remote computer as a means of storing product data, and (iii) an electronic catalog system and method to display product information data.

In February 2003, the Company was named, along with other retailers and manufacturers, in a lawsuit filed in San Francisco County Superior Court entitled Dowhal v. Amazon, et al. alleging unfair business practices relating to allegedly false representations as to the speed of printers. In each of the foregoing lawsuits, plaintiffs are seeking unspecified damages as well as injunctive relief.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

In September 2002, the Company was contacted by the New York State Department of Taxation and Finance (“NYSDTF”) seeking to conduct an audit of the Company’s New York sales for the period from June 1996 (prior to the Company’s inception) through May 2002. NYSDTF claims that the Company may have had an obligation to collect and remit sales taxes based on its contract with a New York based provider of extended warranties that are available for purchase on the Company’s website. The Company entered into the contract with the warranty provider in October 2000. NYSDTF claims that the New York based warranty provider was acting as the Company’s agent within the state of New York as to the extended warranties giving rise to the Company’s obligation to collect and remit sales taxes on all of the Company’s New York sales. The Company disputes the claims made by NYSDTF and believes that the warranty provider never acted as the Company’s agent. An assessment by NYSDTF may be in excess of $10 million. The Company has not accrued a reserve for such exposure. If NYSDTF issues an assessment and the Company does not prevail on its challenges to the assessment, the Company may be required to remit the amount of any assessment of taxes through the audit period, and periods subsequent thereto, plus additional penalties and interest. Management believes that its agreement with the warranty provider contains certain indemnification provisions for sales tax liabilities arising out of the Company’s sales of extended warranties. Management has tendered defense of the audit and potential related claims to the warranty provider who has declined to defend the Company and disputes the breadth of its indemnification obligations to the Company. No formal administrative or court actions have commenced concerning the disputed sales tax or indemnification obligations. However, should NYSDTF prevail in its claims and the Company be unsuccessful in seeking or obtaining indemnification from its warranty provider, management believes that the result of such an unfavorable outcome would have a material adverse effect on the Company’s financial position and results of operations.

Management is unable to determine or predict the outcome of the above claims and litigation or the impact on the Company’s financial condition or results of operations. Accordingly, the Company has not recorded a provision for these matters in its consolidated financial statements.

The Company intends to defend all of these claims and lawsuits vigorously even though they could result in the expenditure of significant financial and managerial resources. Management is not aware of any other material claims or legal proceedings pending against the Company.

PGA Tour Settlement

On February 28, 2001, the Company filed suit against the PGA Tour in federal district court, Central District of California, for breach of contract based on its Buy.com Tour sponsorship agreement with the PGA Tour. The Company claimed that the PGA Tour entered into an agreement with another party to provide e-commerce services to them in violation of the Company’s agreement. The Company sought rescission of its agreement, a return of its sponsorship fees, including those secured by a $17 million letter of credit, and additional damages. In March 2001, the PGA Tour filed a counterclaim against the Company in the federal district court in the Central District of California. The counterclaim alleged that the Company breached its contract by declaring the sponsorship agreement to be terminated, by demanding that the PGA Tour cease all uses of the Company’s trademark, by breaching the confidentiality provisions of the sponsorship agreement and by taking action that adversely affected the goodwill of the Buy.Com Tour. On February 7, 2002, the Company and the PGA Tour reached a settlement agreement that required the PGA

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

Tour to refund a total of approximately $6.6 million to the Company of which approximately $600,000 was received during 2001. The remaining unpaid portion of the settlement of approximately $6.0 million was received on February 7, 2002.

Indemnification Agreements

The Company has separate indemnification agreements with its former directors and officers and certain of its current directors and officers. Under such agreements, the Company is obligated, among other things, to indemnify such directors and officers of the Company against liabilities arising from their actions in their capacity as directors and officers. The Company’s obligations under such agreements have no maximum limit and extend into perpetuity. The Company carries Directors and Officers (“D&O”) insurance for the benefit of such persons. Management expects such insurance would cover any costs that might be incurred under the indemnification agreements. Prior to the merger with SB Acquisition Inc. in November 2001, the Company carried D&O insurance coverage in the amount of $30.0 million. In connection with the merger, the Company purchased a separate runoff insurance policy to cover costs incurred under the indemnification agreements that is effective for a period of six years from the effective date of the merger, November 27, 2001. Following the expiration of the runoff insurance policy, any costs are expected to be covered by the Company’s D&O insurance coverage of $5.0 million in effect during 2004, 2003 and 2002. Since these indemnification agreements arose prior to the issuance of FIN 45, no amounts have been accrued as of December 31, 2004, 2003 and 2002, for obligations that might arise should the Company be required to fulfill the requirements set forth in these indemnification agreements.

Note 9.    Stockholders’ Equity

On November 27, 2001, the Company completed a merger with SB Acquisition Inc. (see Note 7 “Related Party Transactions”) and ceased to be a public company. In connection with the merger, the vesting of certain stock options and restricted stock awards was accelerated and shares of common stock were issued to the holders of such awards and immediately acquired by SB Acquisition at the acquisition price of $0.17 per share. Total shares of common stock issued upon the acceleration of vesting of stock options and restricted stock awards were 1,135,312 shares and 456,449 shares, respectively. Total shares of common stock outstanding immediately following the completion of the merger were 138,565,358 shares.

Since November 27, 2001, the Company has effected a series of changes to its corporate structure, the net effect of these changes were to reclassify $105,000 from additional paid-in capital to common stock as of December 31, 2001, to transfer certain computer equipment, software, technology related to the Company’s website and fixed assets to BuyServices, a newly formed, wholly-owned subsidiary of the Company in June 2002, merge BuyNetwork, Buy Magazine and BuyMusic into the Company in September 2004, and to issue an additional 9,010,000 shares of its common stock. (see Note 1 “Company Background and Basis of Presentation”).

In September 2004, the Company’s Board of Directors approved an increase in the number of authorized shares of common stock to 200,000,000 shares.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

Note 10.    Stock Option and Other Deferred Compensation Plans

Buy.com Inc. 2002 Stock Option/Stock Issuance Plan

In January 2002, the Company adopted and approved the Buy.com Inc. 2002 Stock Option/Stock Issuance Plan (the “2002 Plan”). Under the 2002 Plan, the number of shares of the Company’s common stock to be granted or subject to options or rights may not exceed 20,784,804 shares. On December 31, 2004, the number of shares reserved under the 2002 Plan was increased by 3,933,962 shares to 24,718,766 shares. The 2002 Plan is divided into two separate equity programs as follows:

Option Grant Program — under which eligible persons may, at the discretion of the 2002 Plan Administrator, be granted options to purchase shares of common stock.

Stock Issuance Program — under which eligible persons may, at the discretion of the 2002 Plan Administrator, be issued shares of common stock directly, either through the immediate purchase of such shares or as a bonus for services rendered to the Company (or any parent or subsidiary).

The options may be issued as “Incentive Stock Options” (as defined by the Internal Revenue Code of 1986) or as nonqualified options. The 2002 Plan provides that the exercise price for all Incentive Stock Options shall not be less than 100%, and all nonqualified options shall not be less than 85%, of the fair market value of the shares on the date of grant. Further, no portion of the options may be exercised beyond 10 years from the grant date. For Incentive Stock Options granted to individuals who own more than 10% of the total combined voting power of all classes of the stock of the Company, the option price shall be at least 110% of the fair value at the date of grant. The options are generally subject to cliff vesting of 33% at the end of one year and vest ratably thereafter over the next 24 months. The options are fully vested at the end of three years from the date of grant. The exercise price for any options granted under the 2002 Plan may be paid in cash, a full-recourse promissory note payable to the Company or in shares of the Company’s common stock valued at fair market value on the exercise date. The 2002 Plan also includes provisions that may result in the accelerated vesting of outstanding option grants and stock issuances upon a change in control of the Company.

Subject to Internal Revenue Service limitations, options granted under the 2002 Plan generally become exercisable immediately. Shares issued upon exercise of options that are unvested are restricted and subject to repurchase, at the exercise price, by the Company upon termination of employment or services and such restrictions lapse over the original vesting schedule. As of December 31, 2004, shares granted under the 2002 Plan which were subject to repurchase totaled 5,332,062 shares.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

The following table summarizes the stock option activity under the 2002 Plan:

	Year Ended December 31,
	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	17,840,288	$0.31	17,805,650	$0.20	—	$—
Granted	3,272,813	1.38	6,270,080	0.51	17,805,650	0.20
Exercised	—	—	—	—	—	—
Forfeited/expired/canceled	(346,413)	0.68	(6,235,442)	0.17	—	—

Options outstanding, end of year	20,766,688	$0.48	17,840,288	$0.31	17,805,650	$0.20

Options exercisable at end of year	20,766,688	$0.48	17,840,288	$0.31	17,805,650	$0.20

All options issued by the Company are immediately exercisable upon grant. Options that remain exercisable and subject to continued vesting at December 31, 2004, 2003 and 2002 were 5,332,062, 4,326,317 and 8,930,737, respectively.

The following table summarizes all stock options outstanding as of December 31, 2004:

	Options Outstanding as of December 31, 2004
Range of Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.17	10,011,346	7.1	$0.17
$0.34	4,156,962	7.7	$0.34
$0.68	3,325,567	8.9	$0.68
$1.36	3,099,613	9.1	$1.36
$1.79	173,200	9.8	$1.79

	20,766,688

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

The following table summarizes all stock options outstanding as of December 31, 2003:

	Options Outstanding as of December 31, 2003
Range of Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.17	10,011,346	8.1	$0.17
$0.34	4,156,962	8.7	$0.34
$0.68	3,671,980	9.9	$0.68

	17,840,288

BuyNetwork Inc. 2002 Stock Option/Stock Issuance Plan

In connection with the merger of BuyNetwork Inc. in September 2004, the Company assumed the BuyNetwork Inc. 2002 Stock Option/Stock Issuance Plan (a.k.a. Direct Response Network Inc. 2002 Stock Option/Stock Issuance Plan). Participation in the assumed plan is limited to officers, employees, directors and service providers of BuyNetwork. As of December 31, 2004, options for 4,156,958 shares of the Company’s common stock were outstanding. The Company does not intend to grant any new options under this plan.

The following table summarizes BuyNetwork’s stock option activity:

	Year Ended December 31,
	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	4,156,958	$0.31	3,810,545	$0.36	—	$—
Granted	—	1.38	346,413	0.36	3,810,545	0.36
Exercised	—	—	—	—	—	—
Forfeited/expired/canceled	—	0.68	—	—	—	—

Options outstanding, end of year	4,156,958	$0.36	4,156,958	$0.36	3,810,545	$0.36

Options exercisable at end of year	4,156,958	$0.36	4,156,958	$0.36	3,810,545	$0.36

All options issued under this assumed plan are immediately exercisable upon grant. Options that remain exercisable and subject to continued vesting at December 31, 2004, 2003 and 2002 were 654,341, 2,169,895 and 3,810,545, respectively.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

The following table summarizes all stock options outstanding as of December 31, 2004:

	Options Outstanding as of December 31, 2004
Range of Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.36	4,156,958	7.8	$0.36

The following table summarizes all stock options outstanding as of December 31, 2003:

	Options Outstanding as of December 31, 2003
Range of Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.36	4,156,958	8.8	$0.36

BuyMusic Inc. 2003 Stock Option/Stock Issuance Plan

In connection with the merger of BuyMusic Inc. in September 2004, the Company assumed the BuyMusic Inc. 2003 Stock Option/Stock Issuance Plan. Participation in the assumed BuyMusic plan is limited to officers, employees, directors and service providers of BuyMusic. As of January 15, 2005, options for 315,000 shares of the Company’s common stock were outstanding under the assumed BuyMusic plan. The Company does not intend to grant any new options under the BuyMusic plan.

The following table summarizes BuyMusic’s stock option activity:

	Year Ended December 31,
	2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	315,000	$0.01	—	$—
Granted	—	—	315,000	0.01
Exercised	—	—	—	—
Forfeited/expired/canceled	—	—	—	—

Options outstanding, end of year	315,000	$0.01	315,000	$0.01

Options exercisable at end of year	315,000	$0.01	315,000	$0.01

All options issued under this assumed plan are immediately exercisable upon grant. Options that remain exercisable and subject to continued vesting at December 31, 2004 and 2003 were 80,839 and 248,750, respectively.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

The following table summarizes all stock options outstanding as of December 31, 2004:

	Options Outstanding as of December 31, 2004
Range of Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.01	315,000	8.4	$0.01

The following table summarizes all stock options outstanding as of December 31, 2003:

	Options Outstanding as of December 31, 2003
Range of Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.01	315,000	9.4	$0.01

Deferred Compensation

The Company measures the fair value of options to purchase its common stock granted to non- employees throughout the vesting period as they are earned, at which time the Company recognizes a charge to stock-based compensation. The fair value is determined using the Black-Scholes option pricing model which considers the estimated fair value of the underlying stock, the expected stock price volatility, the risk-free interest rates and the anticipated dividend yield. As there has been no public market for the Company’s stock for the periods presented, the Company’s assumptions about stock price volatility are based on the volatility rates of comparable publicly held companies. These rates may or may not reflect the Company’s stock price volatility after the Company has been a publicly held company for a meaningful period of time. If the Company had made different assumptions about the fair market value of its stock or stock price volatility rates, the related stock based compensation expense and the Company’s net loss and net loss per share could have been significantly different.

During the years ended December 31, 2004, 2003 and 2002, the Company issued options to acquire 0, 2,944,513 and 5,334,764, respectively, to non-employees. The options were issued under the terms of the Buy.com Inc. 2002 Stock Option/Stock Issuance Plan and the BuyNetwork Inc. 2002 Stock Option/Stock Issuance Plan. The options are being accounted for under the fair value method in accordance with SFAS No. 123 and EITF 96-18. The options were valued as of December 31, 2004, 2003 and 2002 using the Black-Scholes option pricing model using the following assumptions:

	Year Ended December 31,
	2004	2003	2002
Expected life	10 years	10 years	10 years
Risk-free interest rate	4.22%	4.26%	3.82%
Expected volatility	110%	110%	110%
Expected dividend yield	0%	0%	0%

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

The Company recorded deferred compensation of $2.7 million, $4.8 million and $452,000 for the years ended December 31, 2004, 2003 and 2002. The Company amortized and charged to expense deferred compensation of $2.3 million, $4.3 million and $226,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 11.    Employee Benefit Plan

401(k) Plan

The Company has a 401(k) savings plan covering substantially all of its employees. Eligible employees may contribute through payroll deductions. The Company does not match employees’ contributions.

Note 12.    Loss Per Share

The following is the calculation for net loss per share:

	Year Ended December 31,
	2004	2003	2002
	(In Thousands Except Share And Per Share Data)
Net loss — basic and diluted	$(15,380)	$(25,613)	$(22,743)

Weighted average common shares for basic loss per share	127,521,919	122,376,106	117,784,500
Effect of dilutive stock options	—	—	—

Weighted average common shares for diluted loss per share	127,521,919	122,376,106	117,784,500

Net loss per common share — basic	$(0.12)	$(0.21)	$(0.19)
Net loss per common share — diluted	$(0.12)	$(0.21)	$(0.19)

As of December 31, 2004, 2003 and 2002, respectively, options to purchase 25,238,646, 22,312,246 and 21,616,195 shares of common stock were not included in the computation of diluted earnings per share as the effect would be antidilutive.

Note 13.    Income Taxes

The Company did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because it has experienced operating losses since inception. The Company provided a full valuation allowance on the net deferred tax asset, consisting primarily of net operating loss carryforwards, because management has determined that it is more likely than not that the Company will not earn income sufficient to realize the deferred tax assets during the carryforward period.

As of December 31, 2004, the Company had approximately $340 million and $330 million of federal and state tax net operating loss carryforwards. These net operating loss carryforwards will begin to expire in 2018 and 2005 for federal and state tax purposes, respectively. Due to the November 2001 merger with SB Acquisition Inc. the Company incurred a change in ownership which will limit its use of approximately $277 million and $267 million, respectively, of these net operating loss carryforwards. The Company’s use

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

of these net operating loss carryforwards is limited to $1.1 million for both federal and state income tax purposes each year. As such, the Company will not be able to use $255 million and $246 million of these net operating loss carryforwards.

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2004	2003	2002
	(In Thousands)
Net operating loss carryforwards	$134,464	$130,618	$117,709
Depreciation and amortization	3,187	3,025	2,806
Other	3,413	2,310	2,760

Gross deferred tax assets	141,064	135,953	123,275
Valuation allowance	(141,064)	(135,953)	(123,275)

Net deferred tax assets	$—	$—	$—

A reconciliation of income taxes computed at the statutory rate to the provision for income taxes is as follows:

	As of December 31,
	2004	2003	2002
	(In Thousands)
Income tax benefit at statutory rate	$(5,199)	$(8,708)	$(7,733)
Other	88	(3,970)	(747)
Increase in valuation allowance	5,111	12,678	8,480

Provision for income taxes	$—	$—	$—

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(INFORMATION AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2004 IS UNAUDITED)

Note 14.    Quarterly Results (Unaudited)

The following tables contain selected unaudited consolidated statement of operations information for each quarter of 2004 and 2003. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results of any future period.

	Three Months Ended
	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	Mar. 31, 2004
	(In Thousands Except Share And Per Share Data)
Net revenues	$88,197	$72,524	$67,612	$62,465
Gross profit	10,685	6,909	6,525	5,663
Operating loss	(861)	(3,539)	(3,576)	(5,373)

Net loss	$(1,375)	$(4,067)	$(4,097)	$(5,841)

Net loss per share: basic and diluted	$(0.01)	$(0.03)	$(0.03)	$(0.05)
Weighted average number of common shares outstanding: basic and diluted	128,664,901	127,140,925	127,140,925	127,140,925

	Three Months Ended
	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	Mar. 31, 2003
	(In Thousands Except Share And Per Share Data)
Net revenues	$67,726	$48,140	$55,255	$67,064
Gross profit	7,168	6,548	7,114	8,085
Operating loss	(4,723)	(9,226)	(6,121)	(4,306)

Net loss	$(5,199)	$(9,595)	$(6,353)	$(4,466)

Net loss per share: basic and diluted	$(0.04)	$(0.08)	$(0.05)	$(0.04)
Weighted average number of common shares outstanding: basic and diluted	127,140,925	126,794,500	117,784,500	117,784,500

Note 15.    Subsequent Events

On January 2, 2005, the Company issued stock options to acquire 3,471,070 shares of its common stock at an exercise price of $1.91 per share. All shares subject to the options are immediately exercisable and generally vest 33% at the end of the first year from the date of grant and then the remainder vests pro rata over the next 24 successive monthly periods. Certain of the options contain provisions for accelerated vesting in the event of a change in control.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SCHEDULE

To the Stockholders

BUY.COM INC.

We have audited the consolidated financial statements of Buy.com Inc. as of and for the years ended December 31, 2003 and 2002 and have issued our report thereon dated January 24, 2005 (included herein on page F-2 of this Form S-1). Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information included in the accompanying Schedule II—Valuation and Qualifying Accounts on page SCH-2 is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not a required part of the basic consolidated financial statements. Such information for the years ended December 31, 2003 and 2002 has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/    MAYER HOFFMAN MCCANN P.C.

MAYER HOFFMAN MCCANN P.C.

Los Angeles, California

January 24, 2005

SCH-1

BUY.COM INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Charged to revenue, costs or expenses	Deductions(A)	Balance at end of period
Year Ended December 31, 2004
Reserve for sales returns	$243	$777	$(590)	$430
Reserve for fraud	$181	$615	$(358)	$438
Reserve for doubtful accounts	$574	$(100)	$(125)	$349

Year Ended December 31, 2003
Reserve for sales returns	$167	$972	$(896)	$243
Reserve for fraud	$300	$147	$(266)	$181
Reserve for doubtful accounts	$732	$(182)	$24	$574

Year Ended December 31, 2002
Reserve for sales returns	$26	$602	$(461)	$167
Reserve for fraud	$900	$523	$(1,123)	$300
Reserve for doubtful accounts	$1,078	$—	$(346)	$732

SCH-2

Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

Common Stock

PRICE $     PER SHARE

RBC Capital Markets

Thomas Weisel Partners LLC

Pacific Crest Securities

PROSPECTUS

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fees and the NASD filing fee. All of the expenses below will be paid by us.

Item
SEC registration fee		$10,152
NASD filing fee		9,125
Nasdaq National Market listing fee
Blue sky fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer Agent and Registrar fees
Insurance premiums
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our bylaws (Exhibit 3.4 to this registration statement) provide that we will indemnify our directors and officers to the fullest extent permitted by law and require us to advance litigation expenses upon our receipt of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. Our bylaws further provide that rights conferred under such bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

Our certificate of incorporation (Exhibit 3.2 to this registration statement) provides that we shall indemnify our directors and officers if such persons acted (i) in good faith, (ii) in a manner reasonably believed to be in or not opposed to our best interests and (iii) with respect to any criminal action or proceeding, with reasonable cause to believe such conduct was lawful. The certificate of incorporation also provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The certificate of incorporation further provides that we are authorized to indemnify our directors and officers to the fullest extent permitted by law through the bylaws, agreement, vote of stockholders or disinterested directors, or otherwise. We have obtained liability insurance for our officers and directors.

Concurrently with this offering, we will enter into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements will, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right on account of services by that person as a director or officer of Buy.com, or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

The underwriting agreement (Exhibit 1.1 to this registration statement) provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.	Recent Sales of Unregistered Securities

The following is a summary of our transactions since December 31, 2001, involving sales of our securities that were not registered under the Securities Act:

(1) In November 2001, we completed a merger with SB Acquisition Inc., a company wholly-owned by Scott Blum, our Chief Executive Officer, Chairman and principal stockholder. As a result of the merger, we became a privately held company and SB Acquisition became our sole stockholder. In May 2002, we effected a further reorganization that included merging SB Acquisition into Buy.com. In connection with this reorganization, the outstanding shares of SB Acquisition common stock were converted into shares of our common stock and Mr. Blum received an aggregate of 117,780,554 shares of our common stock.

(2) In 2004, in connection with the merger of BuyNetwork Inc. into Buy.com, we issued an aggregate of 118,130,925 shares of our common stock to the stockholders of BuyNetwork in exchange for all of the outstanding capital stock of BuyNetwork. In connection with the merger, we also assumed all outstanding options to purchase shares of BuyNetwork’s common stock, which were granted under its 2002 Stock Option/Stock Issuance Plan, and an option to purchase 250,000 shares of BuyNetwork’s common stock, which was granted outside the plan. Upon their assumption, the options became exercisable for an aggregate of 4,156,958 shares of our common stock at an exercise price of $0.36 per share.

(3) Also in 2004, in connection with the merger of BuyMusic Inc. into Buy.com, we issued an aggregate of 9,010,000 shares of our common stock to the stockholders of BuyMusic in exchange for all of the outstanding capital stock of BuyMusic. In connection with the merger, we also assumed all outstanding options to purchase shares of BuyMusic’s common stock, which were granted under the BuyMusic Inc. 2003 Stock Option/Stock Issuance Plan. Upon their assumption, the options became exercisable for an aggregate of 315,000 shares of our common stock at an exercise price of $0.01 per share.

(4) On September 17, 2004, we acquired Metails Incorporated in a stock for stock transaction. As consideration for all of the outstanding capital stock of Metails, we issued 1,523,976 shares of our common stock to the stockholders of Metails.

(5) Between January 2, 2002 and January 2, 2005, we granted options to purchase shares of common stock to our employees and directors under our 2002 Stock Option/Stock Issuance Plan at exercise prices ranging from $0.17 to $1.91 per share. Of the options granted, as of January 15, 2005, options to purchase an aggregate of 24,237,758 shares remain outstanding, no shares of common stock have been purchased pursuant to exercises of options and 6,581,855 shares have been cancelled and returned to the option plan pool.

The sale and issuance of these securities were determined to be exempt from registration under the Securities Act (i) in reliance on Section 4(2) of such Act or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering, where the purchasers were either accredited or sophisticated and represented their intention to acquire securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and where the purchasers received or had access to adequate information about us, or (ii) in reliance on Rule 701 promulgated under the Securities Act in that the securities were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1*	Restated Certificate of Incorporation of Buy.com Inc.

3.2*	Proposed Amended and Restated Certificate of Incorporation of Buy.com Inc.

3.3*	Bylaws of Buy.com Inc.

3.4*	Proposed Amended and Restated Bylaws of Buy.com Inc.

4.1*	Specimen common stock certificate

5.1*	Opinion of Dorsey & Whitney LLP

10.1+*	Buy.com Inc. 2002 Stock Option/Stock Incentive Plan

10.2+*	BuyNetwork Inc. 2002 Stock Option/Stock Incentive Plan (as assumed by Buy.com Inc.)

10.3+*	BuyMusic Inc. 2003 Stock Option/Stock Incentive Plan (as assumed by Buy.com Inc.)

10.4+*	Buy.com Inc. 2005 Equity Incentive Plan

10.5†*	Resale Agreement, dated March 10, 1999 (as amended), between Ingram Micro Inc. and Buy.com Inc.

10.6†*	Internet Data Center Services Agreement, dated June 30, 1998, and Master Services Agreement Order Form, as amended, between SAVVIS Communications Corporation (formerly Exodus Communications, Inc.) and Buy.com Inc.

10.7†*	Master Services Agreement, dated April 5, 2004 (as amended), between vCustomer Corporation and Buy.com Inc.

10.8*	Form of Promissory Notes issued to ThinkTank Holdings LLC by Buy.com Inc.

21.1	Subsidiaries of Buy.com Inc.

23.1	Consent of Mayer Hoffman McCann P.C.

23.2*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature pages hereto)

*	To be filed by amendment.

†	Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.

+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

The registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Buy.com pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Buy.com has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aliso Viejo, State of California, on the 25th day of January 2005.

Buy.com Inc.

By:	/s/ SCOTT A. BLUM
Scott A. Blum Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, the undersigned hereby constitute and appoint Scott A. Blum, Neel Grover and Robert R. Price, and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ SCOTT A. BLUM Scott A. Blum	Chairman of the Board and Chief Executive Officer (principal executive officer)	January 25, 2005

/S/ NEEL GROVER Neel Grover	President, Chief Operating Officer, Director and Secretary	January 25, 2005

/S/ ROBERT R. PRICE Robert R. Price	Chief Financial Officer (principal financial and accounting officer)	January 25, 2005

/S/ FRANK BIONDI Frank Biondi	Director	January 25, 2005

/S/ DONALD M. KENDALL Donald M. Kendall	Director	January 25, 2005

/S/ JACQUES NASSER Jacques Nasser	Director	January 25, 2005

/S/ CHARLES W. RICHION Charles W. Richion	Director	January 25, 2005

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1*	Restated Certificate of Incorporation of Buy.com Inc.

3.2*	Proposed Amended and Restated Certificate of Incorporation of Buy.com Inc.

3.3*	Bylaws of Buy.com Inc.

3.4*	Proposed Amended and Restated Bylaws of Buy.com Inc.

4.1*	Specimen common stock certificate

5.1*	Opinion of Dorsey & Whitney LLP

10.1+*	Buy.com Inc. 2002 Stock Option/Stock Incentive Plan

10.2+*	BuyNetwork Inc. 2002 Stock Option/Stock Incentive Plan (as assumed by Buy.com Inc.)

10.3+*	BuyMusic Inc. 2003 Stock Option/Stock Incentive Plan (as assumed by Buy.com Inc.)

10.4+*	Buy.com Inc. 2005 Equity Incentive Plan

10.5†*	Resale Agreement, dated March 10, 1999 (as amended), between Ingram Micro Inc. and Buy.com Inc.

10.6†*	Internet Data Center Services Agreement, dated June 30, 1998, and Master Services Agreement Order Form, as amended, between SAVVIS Communications Corporation (formerly Exodus Communications, Inc.) and Buy.com Inc.

10.7†*	Master Services Agreement, dated April 5, 2004 (as amended), between vCustomer Corporation and Buy.com Inc.

10.8*	Form of Promissory Notes issued to ThinkTank Holdings LLC by Buy.com Inc.

21.1	Subsidiaries of Buy.com Inc.

23.1	Consent of Mayer Hoffman McCann P.C.

23.2*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature pages hereto)

*	To be filed by amendment.

†	Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.

+	Indicates management contract or compensatory plan.